    As filed with the Securities and Exchange Commission on August 24, 2001


                                                      Registration No. 333-65396


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               -----------------

                                Amendment No. 1


                                      TO

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               -----------------
                             SILGAN HOLDINGS INC.
            (Exact name of registrant as specified in its charter)

                      Delaware                 06-1269834
                   (State or Other          (I.R.S. Employer
                   Jurisdiction of       Identification Number)
                  Incorporation or
                    Organization)
                               -----------------
                               4 Landmark Square
                              Stamford, CT 06901
                                (203) 975-7110
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)
                               -----------------
                           Frank W. Hogan, III, Esq.
                               4 Landmark Square
                              Stamford, CT 06901
                                (203) 975-7110
           (Name, Address, Including Zip Code, and Telephone Number,
                  Including Area Code, of Agent For Service)
                               -----------------
                       Copies of all communications to:

              Robert J. Rawn, Esq.        Priscilla Almodovar, Esq.
             Pillsbury Winthrop LLP           White & Case LLP
              695 East Main Street       1155 Avenue of the Americas
               Stamford, CT 06901            New York, NY 10036
                 (203) 348-2300                (212) 819-8200

                               -----------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                               -----------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                         Proposed Maximum   Proposed Maximum
                                         Amount to be   Offering Price per Aggregate Offering      Amount of
   Title of Shares to be Registered    Registered(1)(2)       Share             Price(3)      Registration Fee(4)
------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share    4,592,000          $20.255          $93,010,960         $23,252.74


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1)Includes 492,000 shares of Common Stock which may be purchased by the underwriters to cover over-allotments, if any.

(2)This Registration Statement also covers the registration of an indeterminate number of shares of Common Stock for resale by Morgan Stanley & Co. Incorporated and Morgan Stanley DW Inc. in connection with market-making transactions.


(3)Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low prices of the Registrant's Common Stock as reported on the Nasdaq National Market on July 12, 2001.


(4)Registration fee paid as part of Registrant's filing on July 19, 2001.

                               -----------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholder is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.


PROSPECTUS (Subject to Completion)
Issued    , 2001

                               4,100,000 Shares


                               [LOGO] SiLGAN(TM)
                                      HOLDINGS INC.

                                 COMMON STOCK


The Morgan Stanley Leveraged Equity Fund II, L.P., the selling stockholder, is offering all of the 4,100,000 shares. We will not receive any proceeds from the sale of shares by the selling stockholder.


                               -----------------


Our common stock is quoted on the Nasdaq National Market System under the symbol "SLGN." On August 22, 2001, the last reported sale price of our common stock on the Nasdaq National Market System was $23.02 per share.


                               -----------------

Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

                               -----------------

                                  Underwriting Discounts Proceeds to Selling
                  Price to Public    And Commissions         Stockholder
                  --------------- ---------------------- -------------------
Per Share........        $                  $                     $
Total............        $                  $                     $

The selling stockholder has granted the underwriters the right to purchase up to an additional 492,000 shares of common stock to cover over-allotments.

                               -----------------

This prospectus will also be used by Morgan Stanley & Co. Incorporated and Morgan Stanley DW Inc., or collectively Morgan Stanley, in connection with offers and sales of the shares in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Morgan Stanley may act as principal or agent in the transactions. We will not receive the proceeds of the sale of these transactions.

                               -----------------

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about      ,
2001.

                               -----------------

DEUTSCHE BANC ALEX. BROWN                                        MORGAN STANLEY

                             SALOMON SMITH BARNEY

, 2001

[Photographs with the labels "Metal Food Containers" and "Plastic Containers"]

                               TABLE OF CONTENTS

                                    Page                                              Page
                                    ----                                              ----
Summary............................   1  Principal Stockholders and
Risk Factors.......................   6    Selling Stockholder.......................  48
Use of Proceeds....................  11  Description of Capital Stock................  50
Price Range of Common Stock........  11  Shares Eligible for Future Sale.............  54
Dividend Policy....................  11  Plan of Distribution........................  55
Capitalization.....................  12  Legal Matters...............................  57
Selected Historical Financial Data.  13  Experts.....................................  57
Management's Discussion and              Where You Can Find More
  Analysis of Financial Condition          Information...............................  58
  And Results of Operations........  16  Incorporation of Documents
Our Business.......................  32    By Reference..............................  58
Management.........................  44  Index to Consolidated Financial Statements.. F-1

                               -----------------


   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. The selling stockholder is offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.


   Unless we indicate otherwise, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

                                    SUMMARY


   You should read the following summary together with the more detailed information about us and our common stock being sold in this offering and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus. References in this prospectus to pro forma net sales and pro forma income from operations for the year 2000 reflect our acquisition of RXI Plastics, Inc., or RXI, that we completed in October, 2000 as if the RXI acquisition occurred at the beginning of 2000.


                             SILGAN HOLDINGS INC.

General

   We are a leading North American manufacturer of metal and plastic consumer goods packaging products. Our products are used for a wide variety of end markets and we have 59 manufacturing plants throughout North America. Our product line includes:

   .   steel and aluminum containers for human and pet food; and

   . custom designed plastic containers for personal care, health care, pharmaceutical, household and industrial chemical, food, pet care, agricultural chemical, automotive and marine chemical products as well as plastic closures, caps, sifters and fitments and thermoformed plastic tubs for personal care, food, pet care and household products.


   We are the largest manufacturer of metal food containers in North America, with a unit volume market share in the United States of approximately 46% in 2000. We believe we have the most comprehensive equipment capabilities in the industry, with over 150 manufacturing lines. For 2000, our metal food container business had net sales of $1,380.6 million (approximately 71% of our total pro forma net sales) and income from operations of $120.9 million (approximately 72% of our total pro forma income from operations).



   We are also a leading manufacturer of plastic containers in North America for personal care products. We produce plastic containers from a full range of resin materials and offer a comprehensive array of molding and decorating capabilities. For 2000, our plastic container business had pro forma net sales of $454.7 million (approximately 23% of our total pro forma net sales) and pro forma income from operations of $47.1 million (approximately 28% of our total pro forma income from operations).



   Our customer base includes some of the world's best-known branded consumer products companies. The strength of our customer relationships is evidenced by our large number of long-term supply arrangements, our high retention of customers' business and our continued recognition from customers, as demonstrated by the many quality and service awards we have received. We estimate that in 2001 approximately 80% of our projected metal food container sales and approximately 70% of our projected plastic container sales will be under long-term supply arrangements, some of which allow for competitive bidding.





   Our Co-Chief Executive Officers, Mr. Silver and Mr. Horrigan, have approximately a 41% ownership interest in Silgan Holdings and are not selling shares in this offering. Management's large ownership interest in Silgan Holdings fosters an entrepreneurial management style and places a primary focus on creating shareholder value.


Our Strategy

   We intend to enhance our position as a leading supplier of consumer goods packaging products by continuing to aggressively pursue a strategy designed to achieve future growth and increase shareholder value by focusing on the following key elements:


   . expand through acquisitions at reasonable cash flow multiples as well as through internal growth;



   . enhance profitability of acquired companies through productivity improvements and cost reductions;

   . supply "best value" packaging products with high levels of quality, service and technological support;


   .   maintain low cost producer position; and

   .   utilize leverage to support growth and increase shareholder value.


   We believe we will be able to execute our strategy because of our leading market positions and management expertise in acquiring, financing, integrating and efficiently operating consumer goods packaging businesses. Since our inception in 1987, we have acquired seventeen businesses, including most recently RXI in October 2000.


Recent Developments

   On June 29, 2001, we announced the formation of a joint venture company with Schmalbach-Lubeca AG that will supply an extensive range of metal and plastic closures to the food and beverage industries in North America. The new venture operates under the name White Cap LLC and is expected to have annual sales of approximately $270 million.

   We contributed to the venture certain metal closure assets and liabilities, including our manufacturing plants in Evansville and Richmond, Indiana, in return for a 35% interest in the new company. Net sales for the two facilities that we contributed totaled approximately $88 million in 2000. After our contribution, we received a cash distribution of $32.4 million from the new company.


   As a result of this transaction, beginning with the third quarter of 2001, we will no longer report the financial results of our remaining specialty packaging business as a separate segment and will include its remaining operations, which had net sales of approximately $36 million in 2000, with our other businesses. We will report the results of our Omni plastic container business and our Polystar easy-open plastic end business with our plastic container business. We will report the results of our paperboard container business and the historical results of our metal closure business with our metal food container business.

                                 The Offering



Common stock offered by the selling stockholder..... 4,100,000 shares (1)

Common stock to be outstanding immediately after the
  offering.......................................... 17,790,593 shares (2)

Use of Proceeds..................................... We will not receive any proceeds from the sale of shares by the selling stockholder.

Nasdaq Symbol....................................... SLGN


--------

(1)If the underwriters' over-allotment option to purchase up to an additional 492,000 shares is exercised, those additional shares will be sold by the selling stockholder.


(2)Consist of shares of common stock outstanding as of August 20, 2001 and excludes 1,896,683 shares of common stock that are reserved for issuance, as of August 20, 2001, under our stock option plan. As of August 20, 2001, there were 1,120,769 options outstanding under the stock option plan, each of which entitles the holder thereof to purchase one share of common stock. The weighted average exercise price for all of the options outstanding under the stock option plan as of August 20, 2001 is $13.59 per share.


                                 Risk Factors

   For a discussion of certain factors that you should consider before purchasing our common stock, see "Risk Factors" beginning on page 6.

                       Summary Historical Financial Data


   In the table below, we provide you with summary historical financial data of Silgan Holdings Inc. We have prepared this data using the consolidated financial statements of Silgan Holdings Inc. for the five years ended December 31, 2000 and the six-month periods ended June 30, 2001 and 2000. The consolidated financial statements for the five years ended December 31, 2000 were audited by Ernst & Young LLP, independent auditors. The condensed consolidated financial statements for the six-month periods ended June 30, 2001 and 2000 have not been audited but, in the opinion of management, reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial statements for the interim periods. The results for the interim periods presented are not necessarily indicative of the results for the corresponding full years.


   You should read this summary historical financial data along with the historical financial statements and related notes in our annual and quarterly reports, as well as the section of our annual and quarterly reports titled "Management's Discussion and Analysis of Financial Condition and Results of Operations", included elsewhere in this prospectus and incorporated by reference. You should also read the ''Selected Historical Financial Data'' and notes thereto included elsewhere in this prospectus.


                                           Six Months Ended
                                               June 30,                    Year Ended December 31,
                                          ------------------  ------------------------------------------------
                                            2001      2000    2000(a)     1999    1998(b)     1997      1996
                                          --------  --------  --------  --------  --------  --------  --------
                                                 (Dollars in millions, except per common share amounts)
Operating Data:
Net sales (c)............................ $  888.9  $  848.7  $1,877.5  $1,892.1  $1,768.7  $1,541.3  $1,428.0
Cost of goods sold (c)...................    780.8     747.3   1,648.3   1,656.7   1,546.3   1,333.4   1,244.2
                                          --------  --------  --------  --------  --------  --------  --------
Gross profit.............................    108.1     101.4     229.2     235.4     222.4     207.9     183.8
Selling, general and administrative
  expenses...............................     38.0      36.4      72.1      75.0      68.1      60.8      60.5
Income from operations...................     66.6      65.0     157.1     124.3     154.3     124.6     123.3
Net income applicable to common
  stockholders...........................      9.7      11.5      31.3      23.9      45.9      31.0      25.4

Net income per basic common share........ $   0.55  $   0.66  $   1.77  $   1.35  $   2.41  $   1.68  $   1.45
                                          ========  ========  ========  ========  ========  ========  ========
Net income per diluted common share...... $   0.54  $   0.64  $   1.74  $   1.32  $   2.30  $   1.57  $   1.37
                                          ========  ========  ========  ========  ========  ========  ========
Other Data:
Adjusted EBITDA (d)...................... $  117.7  $  108.6  $  246.1  $  246.4  $  231.8  $  210.5  $  181.6
Capital expenditures.....................     46.7      40.6      89.2      87.4      86.1      62.2      56.9
Depreciation and amortization (e)........     47.6      43.6      89.0      86.0      77.5      63.4      57.5
Cash flows (used in) provided by
  operating activities...................   (123.9)   (132.5)     95.1     143.3     147.4     117.9     125.2
Cash flows (used in) investing activities    (17.1)    (43.0)   (218.5)    (84.9)   (278.3)   (100.5)    (98.3)
Cash flows provided by (used in)
  financing activities...................    170.1     178.3     141.0     (60.7)     82.0      35.3     (27.9)
Balance Sheet Data (at end of period):
Goodwill, net............................ $  151.9  $  105.5  $  153.0  $  107.6  $  109.2  $   66.9  $   77.2
Total assets.............................  1,540.4   1,329.0   1,383.8   1,185.3   1,224.0   1,050.6     913.5
Total debt...............................  1,201.1   1,061.8   1,031.5     883.3     927.0     805.3     786.1
Redeemable preferred stock...............       --        --        --        --        --        --      53.0
Deficiency in stockholders' equity.......    (14.1)    (38.9)    (20.4)    (48.7)    (57.3)    (67.3)   (191.0)

                  Notes to Summary Historical Financial Data

(a)On October 1, 2000, we acquired RXI. The acquisition was accounted for as a purchase transaction and the results of operations have been included with our consolidated results of operations from the date of acquisition.

(b)On June 1, 1998, we acquired the steel container manufacturing business of Campbell Soup Company, or CS Can. The acquisition was accounted for as a purchase transaction and the results of operations have been included with our consolidated results of operations from the date of acquisition.

(c)During the fourth quarter of 2000, we adopted Emerging Issues Task Force, or EITF, Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF Issue No. 00-10 addresses the income statement classification for shipping and handling fees and costs. Our statements of income, including those presented for comparative purposes, include the reclassification of certain revenue reductions to cost of goods sold. These reclassifications did not affect our income from operations or net income.


(d)''Adjusted EBITDA'' means consolidated net income before equity in losses of affiliate, extraordinary items and preferred stock dividends, plus consolidated interest expense, income tax expense and depreciation and amortization expense, as adjusted to add back charges incurred for the closing of facilities ($3.5 million for the six months ended June 30, 2001 and $11.9 million for the year ended December 31, 1999), charges incurred for the reduction in carrying value of assets ($24.2 million for the year ended December 31, 1999), the non-cash charge of $22.5 million incurred in 1997 in connection with our initial public offering, or IPO, and the non-cash charge relating to the vesting of benefits under stock appreciation rights of $0.8 million for the year ended December 31, 1996. We have included information regarding Adjusted EBITDA because management believes that many investors and lenders consider it important in assessing a company's ability to service and incur debt. Accordingly, this information has been disclosed herein to permit a more complete analysis of our financial condition. Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other consolidated statement of income or cash flows data prepared in accordance with accounting principles generally accepted in the United States, or GAAP, as a measure of our profitability or liquidity. You should also see the consolidated statements of income and consolidated statements of cash flows, including the notes thereto, included elsewhere in this prospectus. Adjusted EBITDA does not take into account our debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Additionally, Adjusted EBITDA is not computed in accordance with GAAP and may not be comparable to other similarly titled measures of other companies.


(e)Depreciation and amortization excludes amortization of debt financing costs.

                                 RISK FACTORS

   You should consider carefully all of the information set forth in this prospectus and, in particular, the following risks before you decide to buy our common stock. If any of the following uncertainties or risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. As a result, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Relating to Our Business and Our Industry

  We have incurred substantial debt funding our acquisitions, and may incur significant additional debt in the future, resulting in limitations on our cash flow.


   We are highly leveraged primarily as a result of financing acquisitions. At June 30, 2001, we had approximately $1,201.1 million of total consolidated indebtedness, and, after taking into account letters of credit, we had approximately $112.1 million of additional revolving loans available to be borrowed under our credit agreements. At June 30, 2001, we had a total of $542.0 million of revolving loans outstanding, of which $173.1 million related primarily to seasonal working capital needs and $368.9 million related primarily to long-term financing of acquisitions. Also, as of June 30, 2001, we had a deficiency in stockholders' equity of $14.1 million.



   A substantial portion of our cash flow must be used to service indebtedness and is therefore not available to be used in our business. In 2000, we paid $91.2 million in interest on our indebtedness and made mandatory principal repayments of $39.3 million. In addition, a substantial portion of our indebtedness bears interest at floating rates, and therefore a substantial increase in interest rates could adversely impact our results of operations. Based on our average outstanding amount of variable rate indebtedness in 2000, a one percentage point change in the interest rates for our variable rate indebtedness would have impacted our 2000 interest expense by an aggregate of approximately $6.4 million after taking into account the average outstanding notional amount of our interest rate swap agreements during 2000.



   We are continually evaluating and pursuing acquisition opportunities in the consumer goods packaging market and will likely incur additional indebtedness, including indebtedness under the revolving loan facilities under our credit agreements, to finance acquisitions and to fund any resulting increased operating needs. However, we may also need to incur additional new indebtedness to finance acquisitions and to fund any resulting increased operating needs. We will have to effect any new financing in compliance with the agreements governing our indebtedness.



  We may not be able to refinance our credit agreements on favorable terms prior to maturity on December 31, 2003 and as a result our indebtedness may bear interest at higher rates.



   A portion of our term loan indebtedness and all of our revolving loan indebtedness under our U.S. and Canadian credit agreements will mature on December 31, 2003. We will need to refinance this indebtedness and replace our revolving loan facilities with other facilities for our seasonal and other needs. We may not be able to effect the refinancing and, if we are able to effect the refinancing, we may not be able to do so on the same terms (including interest rates) under our current agreements. Our ability to effect this refinancing and the terms thereof (including interest rates) will depend on a variety of factors, including:


   . our future performance, which will be subject to prevailing economic conditions and to financial, business and other factors (including the state of the economy and the financial markets and other factors beyond our control) affecting our business and operations;

   .   prevailing interest rates;


   .   the timing of the refinancing; and


   .   the amount of debt to be refinanced.


  The terms of our debt instruments restrict the manner in which we conduct our business and may limit our ability to implement elements of our growth strategy.



   The instruments and agreements governing our indebtedness contain numerous covenants, including financial and operating covenants, some of which are quite restrictive. In particular, certain financial covenants under our credit agreements become more restrictive over time in anticipation of scheduled debt amortization and improved operating results. These covenants affect, and in many respects limit, among other things, our ability to:

    .  incur additional indebtedness;

    .  create liens;

    .  consolidate, merge or sell assets;

    .  make certain capital expenditures;

    .  make certain advances, investments and loans;

    .  enter into certain transactions with affiliates;

    .  engage in any business other than the packaging business;

    .  pay dividends; and

    .  repurchase stock.

   These covenants could restrict us in the pursuit of our growth strategy.




  We face intense competition from many companies and we may lose sales or experience lower margins on sales as a result of price competition.



   The manufacture and sale of metal and plastic containers is highly competitive. We compete with other packaging manufacturers as well as packaged goods companies who manufacture containers for their own use and for sale to others. You should read "Our Business-Competition'' for a further description of the competition we face.



   We estimate that approximately 80% of our projected metal food container sales in 2001 and approximately 70% of projected sales for our plastic container business in 2001 will be pursuant to multi-year supply arrangements. In general, many of these arrangements provide that during the term the customer may receive competitive proposals for all or up to a portion of the products we furnish to the customer. We have the right to retain the business subject to the terms and conditions of the competitive proposal.



   Under our multi-year supply agreements with Nestle Food Company, Nestle has the right at any time to receive competitive proposals only under limited circumstances. In the case of our multi-year supply agreements with Del Monte Corporation and Campbell Soup Company, each of Del Monte and, beginning in June 2003, Campbell may receive competitive proposals, provided that they are for 100% of the annual volume of metal food containers at any of its facilities. Additionally, Del Monte may not purchase more than 50% of its metal food containers from other suppliers pursuant to competitive proposals.



   If we match a competitive proposal, it may result in reduced sales prices for the products that are the subject of the proposal. If we choose not to match a competitive proposal, we may lose the sales that were the subject of the proposal.



  A substantially lower than normal crop yield may reduce demand for our metal food containers.



   Our metal container business sales are dependent, in part, upon the vegetable and fruit harvests in the midwest and western regions of the United States. The size and quality of these harvests varies from year to year, depending in large part upon the acreage planted each year and the weather conditions in those regions, and our results of operations could be impacted accordingly. In 2000, for example, net sales for our metal food container business decreased from the prior year's net sales due in part to a reduced fruit and vegetable pack. Our sales, income from operations and net income could be materially adversely affected in a year in which crop yields are substantially lower than normal in both of the prime agricultural regions of the United States in which we operate.

  The seasonality of the fruit and vegetable packaging industry causes us to incur short-term debt.

   We sell metal containers used in fruit and vegetable pack processing which is a seasonal industry. As a result, we have historically generated a disproportionate amount of our annual income in our second and third quarters. Additionally, as is common in the packaging industry, we must access working capital to build inventory and then carry accounts receivable for some customers beyond the end of the summer and fall packing season. Seasonal accounts are generally settled by year-end. Due to our seasonal requirements, we expect to incur short-term indebtedness to finance our working capital requirements.


  If we are unable to retain the services of our Co-Chief Executive Officers, our business could be adversely affected.



   Our success depends to a large extent on R. Philip Silver, our Chairman of the Board and Co-Chief Executive Officer, and D. Greg Horrigan, our President and Co-Chief Executive Officer. Messrs. Silver and Horrigan are employed by S&H Inc., a company wholly owned by them that provides general management and administrative services to us and our wholly owned operating subsidiaries, Silgan Containers Corporation and Silgan Plastics Corporation, pursuant to management services agreements. The term of the management agreements currently continues until June 30, 2002. Thereafter, the term of the management agreements is automatically renewed for successive one-year periods unless either party gives written notice at least 180 days prior to the end of the then current term of its election not to renew the term. The loss of Mr. Silver and Mr. Horrigan could have a material adverse effect on our business.


  We may not be able to pursue our growth strategy by acquisition.


   Historically, we have grown predominantly through acquisitions. Our future growth will depend in large part on additional acquisitions of consumer goods packaging businesses. We may not be able to locate or acquire other suitable acquisition candidates at reasonable cash flow multiples consistent with our strategy, and we may not be able to fund future acquisitions because of limitations relating to our indebtedness or otherwise.


  Future acquisitions may create risks and uncertainties.


   In pursuing our strategy of growth through acquisitions, we will face risks commonly encountered with an acquisition strategy. These risks include:


    . failing to assimilate the operations and personnel of the acquired businesses;

    .  disrupting our ongoing business;

    .  dissipating our limited management resources; and

    . impairing relationships with employees and customers of the acquired business as a result of changes in ownership and management.

   Through our experience integrating over 15 acqusitions, we have learned that depending upon the size of the acquisition, it can take us up to two to three years to completely integrate an acquired business into our operations and systems and realize the full benefit of the integration. During the early part of this integration period, the operating results of an acquired business may decrease from results attained prior to the acquisition. Moreover, additional indebtedness incurred to fund acquisitions could adversely affect our liquidity and financial stability, and the issuance of common stock to effect acquisitions could result in dilution to our shareholders.


  We, and each of our subsidiaries, guarantee the credit agreement obligations of Silgan Plastics and Silgan Containers and this debt is secured by collateral which could be foreclosed upon by our lenders if we default.



   Our obligations and guarantees under our credit agreements are secured by first priority liens on all of our material assets and by pledges of the capital stock of substantially all of our subsidiaries. If we default under our credit agreements, the lenders generally would have the right to accelerate and declare due our indebtedness. In that case, if our indebtedness were not repaid or restructured, the lenders could proceed to foreclose on the pledged assets and stock.

Risks Relating to this Offering


  Our principal stockholders will continue to have substantial influence over Silgan Holdings after the completion of this offering.



   After completion of the offering, Messrs. Silver and Horrigan will continue to own approximately 41% of the outstanding common stock. Accordingly, if they act together they will be able to exercise substantial influence over all matters submitted to the stockholders for a vote, including the election of directors. In addition, as described under "Description of Capital Stock" later in this prospectus, we and Messrs. Silver and Horrigan have entered into an amended and restated principals stockholders agreement that provides for director nomination rights.


  Future sales of our common stock could depress the market price of our common stock.


   As of August 20, 2001, we had 17,790,593 shares of common stock outstanding. Of these shares, 8,848,263 shares of common stock (9,340,263 shares of common stock if the underwriters' over-allotment option is exercised in full) will be freely tradeable after this offering without restrictions or further registration under the Securities Act, unless such shares are purchased by our "affiliates" (as that term is defined under the Securities Act). Sales of substantial amounts of common stock or the availability of shares for sale could adversely affect prevailing market prices for the common stock and our ability to issue additional equity securities.




  Anti-takeover provisions in our credit agreements and our restated certificate of incorporation could have the effect of discouraging, delaying or preventing a merger or acquisition. Any of these effects could adversely affect the market price of our common stock.


   Provisions of our restated certificate of incorporation may have the effect of delaying or preventing transactions involving a change of control of Silgan Holdings, including transactions in which stockholders might otherwise receive a substantial premium for their shares over then current market prices, and may limit the ability of stockholders to approve transactions that they may deem to be in their best interests.


   In particular, our restated certificate of incorporation provides that:

    . the board of directors is authorized to issue one or more classes of preferred stock having such designations, rights and preferences as may be determined by the board;

    . the board of directors is divided into three classes, and each year one third of the directors are elected for a term of three years;

    . action taken by the holders of common stock must be taken at a meeting and may not be taken by consent in writing; and

    . a special meeting of the stockholders may only be called by our chairman, president or by a majority of the board of directors and may not be called by the holders of common stock.


   Under our credit agreements, the occurrence of a change of control (as defined in the credit agreements) constitutes an event of default, permitting, among other things, the acceleration of amounts owed thereunder. Additionally, upon the occurrence of a change of control as defined in the indenture governing our 9% Senior Subordinated Debentures due 2009, or 9% Debentures, the holders thereof have the right to require the repurchase of the 9% Debentures at a purchase price equal to 101% of the principal amount thereof, plus accrued interest.


  Limited trading volume of our common stock may contribute to price volatility.


   Our common stock is quoted on the Nasdaq National Market System. During the period from January 1, 2001 through August 22, 2001, the average daily trading volume for our common stock as reported by the Nasdaq

National Market System was approximately 34,133 shares. A more active trading market in our common stock may not develop. A limited trading volume may affect the liquidity of your investment and may make our stock price volatile. The price of our common stock also may vary significantly as a result of many factors, including:


    .  our results of operations;

    .  analyst estimates; and

    .  general market conditions.

   In addition, the securities markets sometimes experience significant price and volume fluctuations. These fluctuations are often unrelated or disproportionate to the operating performance of particular companies.


   Although it is not obligated to do so, Morgan Stanley currently intends to make a market in the shares. Any market-making activity by Morgan Stanley may be discontinued at any time, for any reason, without notice at the sole discretion of Morgan Stanley.

                                USE OF PROCEEDS

   We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholder. All proceeds from the sale of common stock offered in this offering will be for the account of the selling stockholder. In addition, we will not receive any of the proceeds in connection with offers and sales of the shares of common stock by Morgan Stanley in market-making transactions.

                          PRICE RANGE OF COMMON STOCK


   Our common stock has been quoted on the Nasdaq National Market System using the symbol SLGN since February 14, 1997. As of August 22, 2001 there were approximately 73 holders of record of our common stock. The following table sets forth, for the periods indicated, the high and low closing sales price per share of our common stock as quoted by the Nasdaq National Market System.



                                                                 High     Low
                                                                ------- -------
Fiscal Year ended December 31, 1999:
   First Quarter............................................... $27.875 $16.688
   Second Quarter..............................................  24.500  14.750
   Third Quarter...............................................  24.125  18.000
   Fourth Quarter..............................................  19.875  11.250

Fiscal Year ended December 31, 2000:
   First Quarter............................................... $17.000 $11.750
   Second Quarter..............................................  13.750   7.250
   Third Quarter...............................................  10.000   7.750
   Fourth Quarter..............................................   9.750   5.750

Fiscal Year ending December 31, 2001:
   First Quarter............................................... $12.563 $ 7.875
   Second Quarter..............................................  22.940  10.875
   Third Quarter (through August 22, 2001).....................  25.290  18.150



   On August 22, 2001, the last sale price of our common stock as quoted on the Nasdaq National Market was $23.02 per share.


                                DIVIDEND POLICY

   We have never declared or paid cash dividends on our common stock. We currently anticipate that we will retain all available funds for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock in the near future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Our U.S. and Canadian credit agreements and our 9% Debentures allow us to pay dividends up to specified limits.

                                CAPITALIZATION


   The following table sets forth our unaudited consolidated capitalization as of June 30, 2001. You should read this table in conjunction with the historical condensed consolidated financial information and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.



                                                                               June 30, 2001
                                                                               -------------
                                                                                (Unaudited)
                                                                           (Dollars in millions)
Bank debt: (a)
   Bank Revolving Loans...................................................       $  542.0
   Bank A Term Loans......................................................          159.2
   Bank B Term Loans......................................................          188.6
   Canadian Bank Facility.................................................            8.1
                                                                                 --------
       Total bank debt....................................................       $  897.9

Subordinated debt:
   9% Debentures..........................................................       $  300.0
   Other..................................................................            3.2
                                                                                 --------
       Total subordinated debt............................................       $  303.2
                                                                                 --------
Total debt................................................................       $1,201.1
   Less current portion...................................................          215.0
                                                                                 --------
       Total long-term debt...............................................       $  986.1
                                                                                 ========
Deficiency in stockholders' equity:
   Common stock, par value $.01 per share, 100,000,000 shares authorized,
     17,790,593 shares issued and outstanding (b).........................       $    0.2
   Paid-in capital........................................................          117.4
   Retained earnings (accumulated deficit)................................          (67.0)
   Accumulated other comprehensive income (loss)..........................           (4.3)
   Treasury stock.........................................................          (60.4)
                                                                                 --------
       Total deficiency in stockholders' equity...........................          (14.1)
                                                                                 --------
          Total capitalization............................................       $1,187.0
                                                                                 ========

--------

(a)Under our U.S. senior secured bank credit facility, we have available $670.5 million of bank revolving loans. We also have $4.5 million of bank revolving loans available under our Canadian bank facility. Bank revolving loans may be used for working capital needs, acquisitions and other permitted purposes. Bank revolving loans may be borrowed, repaid and reborrowed until December 31, 2003, their final maturity date under both facilities. At June 30, 2001, bank revolving loans under the U.S. credit agreement consisted of $173.1 million related primarily to seasonal working capital needs and $368.9 million related primarily to long-term financing of acquisitions. At June 30, 2001, amounts expected to be repaid within one year consisted of $173.1 million of bank revolving loans and $42.0 million of bank term loans. Bank revolving loans not expected to be repaid within one year have been reclassified as long-term debt.


(b)Excludes 1,896,683 shares of common stock reserved for issuance under our stock option plan, including shares reserved for issuance in connection with options outstanding to purchase 1,105,769 shares of common stock. The weighted average exercise price for all options outstanding under our stock option plan was $13.43 per share.

                      SELECTED HISTORICAL FINANCIAL DATA


   In the table below, we provide you with selected historical financial data of Silgan Holdings Inc. We have prepared this data using the consolidated financial statements of Silgan Holdings Inc. for the five years ended December 31, 2000 and the six-month periods ended June 30, 2001 and 2000. The consolidated financial statements for the five years ended December 31, 2000 were audited by Ernst & Young LLP, independent auditors. The condensed consolidated financial statements for the six-month periods ended June 30, 2001 and 2000 have not been audited but, in the opinion of management, reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial statements for the interim periods. The results for the interim periods presented are not necessarily indicative of the results for the corresponding full years.


   You should read this selected historical financial data along with the historical financial statements and related notes in our annual and quarterly reports, as well as the section of our annual and quarterly reports titled "Management's Discussion and Analysis of Financial Condition and Results of Operations", included elsewhere in this prospectus and incorporated by reference.

                      Selected Historical Financial Data


                                                             Six Months
                                                           Ended June 30,                 Year Ended December 31,
                                                         ------------------  ------------------------------------------------
                                                           2001      2000    2000(a)     1999    1998(b)     1997      1996
                                                         --------  --------  --------  --------  --------  --------  --------
                                                                (Dollars in millions, except per common share amounts)
Operating Data:
Net sales (c)........................................... $  888.9  $  848.7  $1,877.5  $1,892.1  $1,768.7  $1,541.3  $1,428.0
Cost of goods sold (c)..................................    780.8     747.3   1,648.3   1,656.7   1,546.3   1,333.4   1,244.2
                                                         --------  --------  --------  --------  --------  --------  --------
Gross profit............................................    108.1     101.4     229.2     235.4     222.4     207.9     183.8
Selling, general and administrative expenses............     38.0      36.4      72.1      75.0      68.1      60.8      60.5
Non-cash stock option charge (d)........................       --        --        --        --        --      22.5        --
Rationalization charges (e).............................      3.5        --        --      36.1        --        --        --
                                                         --------  --------  --------  --------  --------  --------  --------
Income from operations..................................     66.6      65.0     157.1     124.3     154.3     124.6     123.3
Interest and other debt expense.........................     44.1      42.6      91.2      86.1      81.5      80.7      89.4
                                                         --------  --------  --------  --------  --------  --------  --------
Income before income taxes and equity in losses of
 affiliate..............................................     22.5      22.4      65.9      38.2      72.8      43.9      33.9
Provision for (benefit from) income taxes (f)...........      9.0       8.8      25.8      14.3      26.9      (6.7)      3.3
                                                         --------  --------  --------  --------  --------  --------  --------
Income before equity in losses of affiliate and
 extraordinary items....................................     13.5      13.6      40.1      23.9      45.9      50.6      30.6
Equity in losses of affiliate (g).......................      3.8       2.1       4.6        --        --        --        --
                                                         --------  --------  --------  --------  --------  --------  --------
Income before extraordinary items.......................      9.7      11.5      35.5      23.9      45.9      50.6      30.6
Extraordinary items--loss on early extinguishment of
 debt, net of income taxes..............................       --        --       4.2        --        --      16.4       2.2
                                                         --------  --------  --------  --------  --------  --------  --------
Income before preferred stock dividend requirement......      9.7      11.5      31.3      23.9      45.9      34.2      28.4
Preferred stock dividend requirement....................       --        --        --        --        --       3.2       3.0
                                                         --------  --------  --------  --------  --------  --------  --------
Net income applicable to common stockholders............ $    9.7  $   11.5  $   31.3  $   23.9  $   45.9  $   31.0  $   25.4
                                                         ========  ========  ========  ========  ========  ========  ========
Per Share Data:
Basic earnings per common share:
  Income before extraordinary items and preferred stock
   dividend requirement................................. $   0.55  $   0.66  $   2.01  $   1.35  $   2.41  $   2.75  $   1.75
  Extraordinary items...................................       --        --     (0.24)       --        --     (0.89)    (0.13)
  Preferred stock dividend requirement..................       --        --        --        --        --     (0.18)    (0.17)
                                                         --------  --------  --------  --------  --------  --------  --------
  Net income per basic common share..................... $   0.55  $   0.66  $   1.77  $   1.35  $   2.41  $   1.68  $   1.45
                                                         ========  ========  ========  ========  ========  ========  ========
Diluted earnings per common share:
  Income before extraordinary items and preferred stock
   dividend requirement................................. $   0.54  $   0.64  $   1.97  $   1.32  $   2.30  $   2.56  $   1.65
  Extraordinary items...................................       --        --     (0.23)       --        --     (0.83)    (0.12)
  Preferred stock dividend requirement..................       --        --        --        --        --     (0.16)    (0.16)
                                                         --------  --------  --------  --------  --------  --------  --------
  Net income per diluted common share................... $   0.54  $   0.64  $   1.74  $   1.32  $   2.30  $   1.57  $   1.37
                                                         ========  ========  ========  ========  ========  ========  ========
Selected Segment Data:
Net sales (c):
  Metal food containers................................. $  579.9  $  612.0  $1,380.6  $1,431.0  $1,323.7  $1,160.4  $1,118.2
  Plastic containers....................................    247.0     171.6     373.0     323.0     312.8     264.4     217.3
  Specialty packaging...................................     62.0      65.1     123.9     138.1     132.2     116.5      92.5
Income from operations (h):
  Metal food containers.................................     39.9      47.9     120.9     120.7     116.1     118.5      95.6
  Plastic containers....................................     31.4      17.7      38.6      38.6      38.0      28.5      18.4
  Specialty packaging...................................      0.5       1.3       0.8       5.0       3.3       1.9      10.5
Other Data:
Adjusted EBITDA (i)..................................... $  117.7  $  108.6  $  246.1  $  246.4  $  231.8  $  210.5  $  181.6
Capital expenditures....................................     46.7      40.6      89.2      87.4      86.1      62.2      56.9
Depreciation and amortization (j).......................     47.6      43.6      89.0      86.0      77.5      63.4      57.5
Cash flows (used in) provided by operating activities...   (123.9)   (132.5)     95.1     143.3     147.4     117.9     125.2
Cash flows (used in) investing activities...............    (17.1)    (43.0)   (218.5)    (84.9)   (278.3)   (100.5)    (98.3)
Cash flows provided by (used in) financing activities...    170.1     178.3     141.0     (60.7)     82.0      35.3     (27.9)

Balance Sheet Data (at end of period):
Goodwill, net........................................... $  151.9  $  105.5  $  153.0  $  107.6  $  109.2  $   66.9  $   77.2
Total assets............................................  1,540.4   1,329.0   1,383.8   1,185.3   1,224.0   1,050.6     913.5
Total debt..............................................  1,201.1   1,061.8   1,031.5     883.3     927.0     805.3     786.1
Redeemable preferred stock..............................       --        --        --        --        --        --      53.0
Deficiency in stockholders' equity......................    (14.1)    (38.9)    (20.4)    (48.7)    (57.3)    (67.3)   (191.0)

                  Notes to Selected Historical Financial Data

(a)On October 1, 2000, we acquired RXI. The acquisition was accounted for as a purchase transaction and the results of operations have been included with our consolidated results of operations from the date of acquisition.
(b)On June 1, 1998, we acquired CS Can. The acquisition was accounted for as a purchase transaction and the results of operations have been included with our consolidated results of operations from the date of acquisition.
(c)During the fourth quarter of 2000, we adopted Emerging Issues Task Force, or EITF, Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF Issue No. 00-10 addresses the income statement classification for shipping and handling fees and costs. Our statements of income, including those presented for comparative purposes, include the reclassification of certain revenue reductions to cost of goods sold. These reclassifications did not affect our income from operations or net income.
(d)In connection with our IPO, we recognized a non-cash charge of $22.5 million at the time of the IPO for the excess of the fair market value over the grant price of certain stock options, less $3.7 million previously accrued.

(e)During the first quarter of 2001, we completed our plan to close one plastic container facility. This decision resulted in a pre-tax charge to earnings of $3.5 million (including approximately $1.0 million in anticipated cash payments). You should also see Note 3 to our Consolidated Financial Statements for the periods ended June 30, 2001 and 2000 included elsewhere in this prospectus. In the fourth quarter of 1999, we completed our plan to close two manufacturing facilities of the metal food container business, resulting in a charge of $11.9 million (including $7.3 million for the write-down in carrying value of assets determined to be impaired). Additionally, based upon a review of the depreciable assets of the metal food container business in 1999, we determined that adjustments were necessary to properly reflect net realizable values and recorded a non-cash, pre-tax write-down of $24.2 million in 1999 for the excess of carrying value over estimated net realizable value of machinery and equipment which had become obsolete or surplus. You should also see Note 3 to our Consolidated Financial Statements for the year ended December 31, 2000 included elsewhere in this prospectus.

(f)During 1997, we determined that it was more likely than not that future tax benefits arising from our net operating loss carryforwards would be realized in future years due to our continued improvement in earnings and the probability of future taxable income. Accordingly, in accordance with Statement of Financial Accounting Standards, or SFAS, No. 109, we recognized an income tax benefit of $27.4 million for our recoverable net operating loss carryforwards.
(g)Equity in losses of affiliate relates to our investment in a dissolved venture as described in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus.

(h)Income from operations in the selected segment data excludes (1) the charge of $3.5 million for the six months ended June 30, 2001 as referred to in footnote (e) above, (2) charges of $36.1 million for the year ended December 31, 1999 as referred to in footnote (e) above, (3) the non-cash stock option charge of $22.5 million incurred as a result of our IPO in February 1997, as referred to in footnote (d) above, and (4) corporate expense.


(i)"Adjusted EBITDA" means consolidated net income before equity in losses of an affiliate, extraordinary items and preferred stock dividends, plus consolidated interest expense, income tax expense and depreciation and amortization expense, as adjusted to add back charges incurred for the closing of facilities ($3.5 million for the six months ended June 30, 2001 and $11.9 million for the year ended December 31, 1999, each as referred to in footnote (e) above), charges incurred for the reduction in carrying value of assets ($24.2 million for the year ended December 31, 1999 as referred to in footnote (e) above), the non-cash charge of $22.5 million incurred in 1997 in connection with the IPO as referred to in footnote (d) above, and the non-cash charge relating to the vesting of benefits under stock appreciation rights of $0.8 million for the year ended December 31, 1996. We have included information regarding Adjusted EBITDA because management believes that many investors and lenders consider it important in assessing a company's ability to service and incur debt. Accordingly, this information has been disclosed herein to permit a more complete analysis of the our financial condition. Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other consolidated statement of income or cash flows data prepared in accordance with GAAP as a measure of our profitability or liquidity. You should also see the consolidated statements of income and consolidated statements of our cash flows, including the notes thereto, included elsewhere in this prospectus. Adjusted EBITDA does not take into account our debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Additionally, Adjusted EBITDA is not computed in accordance with GAAP and may not be comparable to other similarly titled measures of other companies.

(j)Depreciation and amortization excludes amortization of debt financing costs.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


   The following discussion and analysis is intended to assist you in an understanding of our consolidated financial condition and results of operations for the six months ended June 30, 2001 and 2000 and for the three-year period ended December 31, 2000. Our consolidated financial statements and the notes thereto included elsewhere in this prospectus contain detailed information that you should refer to in conjunction with the following discussion and analysis.


General

   We are a leading North American manufacturer of metal and plastic consumer goods packaging products. Our products are used for a wide variety of end markets and we have 59 manufacturing plants throughout North America. Our product line includes:

    .  steel and aluminum containers for human and pet food; and

    . custom designed plastic containers for personal care, health care, pharmaceutical, household and industrial chemical, food, pet care, agricultural chemical, automotive and marine chemical products as well as plastic closures, caps, sifters and fitments and thermoformed plastic tubs for personal care, food, pet care and household products.

   We are the largest manufacturer of metal food containers in North America, with a unit volume market share in the United States of approximately 46% in 2000. We are also a leading manufacturer of plastic containers in North America for personal care products.

Revenue Growth

   We intend to increase shareholder value through efficiently deploying our capital and management resources to grow our business and reduce costs in our existing operations and to make acquisitions at reasonable cash flow multiples. We have increased our revenues and market share in the metal food container and plastic container and plastic closure markets through acquisitions and internal growth. As a result, we have expanded and diversified our customer base, geographic presence and product line.

   For example, during the past thirteen years, the metal food container market has experienced significant consolidation primarily due to the desire by food processors to reduce costs and focus resources on their core operations. Our acquisitions of the metal food container manufacturing operations of Nestle, The Dial Corporation, Del Monte, Agrilink Foods, Inc. and Campbell reflect this trend.

   We have improved our market position for our plastic container and plastic closure business since 1987, with sales increasing approximately fivefold to $454.7 million in 2000 on a pro forma basis. We achieved this improvement primarily through strategic acquisitions, including most recently RXI, as well as through internal growth. The plastic container and plastic closure business of the consumer goods packaging industry is highly fragmented, and we intend to pursue further consolidation opportunities in this market. We also believe that we can successfully apply our acquisition and operating expertise to new markets of the consumer goods packaging industry. For example, with the acquisition of RXI we expanded our business into plastic closures, caps, sifters and fitments and thermoformed plastic tubs. We expect to continue to generate internal growth in our plastic container business. For example, we intend to aggressively market our plastic closures and caps to existing customers of our plastic container business. Additionally, we intend to continue to expand our customer base in the markets that we serve, such as the personal care, health care, pharmaceutical, household and industrial chemical, food, pet care, agricultural chemical, automotive and marine chemical markets.

Operating Performance

   We use a disciplined approach to acquire businesses at reasonable cash flow multiples and to enhance profitability through productivity and cost reduction opportunities from acquired businesses. The additional sales and production capacity provided through acquisitions have enabled us to rationalize plant operations and decrease overhead costs through plant closings and downsizings. In addition, our acquisitions have enabled us to realize manufacturing efficiencies as a result of optimizing production scheduling and minimizing product transportation costs. We have also benefited from our economies of scale and from the elimination of redundant selling and administrative functions. In addition to the benefits realized through the integration of acquired businesses, we have improved the operating performance of our plant facilities by making capital investments for productivity improvements and manufacturing cost reductions.

   Historically, we have been able to improve the operating margins of our acquired businesses through productivity and cost reduction opportunities. Following an acquisition, we initiate a systematic program implemented over a number of years to optimize our manufacturing facilities. As a result, an improvement to operating margins has in general been realized over a number of years.

   In addition to the benefits realized through the integration of acquired businesses, we have improved the operating performance of our existing plant facilities through the investment of capital for productivity improvements and manufacturing cost reductions. We have also invested capital for new market opportunities, such as easy-open ends for metal food containers. From 1995 through 2000, we have invested $381.8 million in capital to improve our productivity, reduce our manufacturing costs and invest in new market opportunities.

   For the period from 1995 through 2000, the operating margins of our metal food container business (without giving effect to rationalization charges in 1995) improved from approximately 6.5% in 1995 to 8.8% in 2000. We achieved this improvement principally as a result of the following factors and despite the impact of lower margin sales to Campbell and competitive pricing pressure:

    .  the benefits realized from rationalization and integration activities;

    .  manufacturing efficiencies;

    . economies of increased purchasing volumes and the elimination of redundant costs related to acquisitions we have made since 1995;

    . the investment of capital for productivity improvements and new market opportunities; and

    .  an improved sales mix.

   The operating margins of our plastic container business also improved from approximately 6.0% in 1995 to 10.3% in 2000. This improvement was primarily due to:

    . benefits realized as a result of higher unit sales principally from acquisitions;

    .  an improved sales mix;

    .  manufacturing efficiencies;

    .  economies of scale;

    .  elimination of redundant costs related to acquisitions; and

    .  the investment of capital for productivity improvements.

   We operate in a competitive industry where it is necessary to realize cost reduction opportunities to offset continued competitive pricing pressure. Further, the multi-year supply arrangements entered into by our businesses with many of our customers limit our ability to increase our margins. We estimate that approximately 80% of our projected metal food container sales in 2001 and 70% of our projected plastic container sales in 2001 will be under multi-year arrangements. These multi-year supply arrangements generally provide for the pass through of material and labor cost changes, thereby significantly reducing the exposure of our results of operations to the volatility of these costs.



   Historically, we have been successful in continuing our multi-year supply arrangements with our customers, without any resulting material adverse effect on our financial condition or results of operations. Recently, we agreed to extend the term of the Nestle agreements for approximately half of the metal containers sales thereunder by seven years from 2001 through 2008, in return for price reductions which took effect in 2001. We believe that these price reductions will not have a material adverse effect on our financial condition or results of operations.


   Our metal food container business sales and, to a lesser extent, operating income are dependent, in part, upon the vegetable and fruit harvests in the midwest and western regions of the United States. The size and quality of these harvests varies from year to year, depending in large part upon the weather conditions in those regions. Because of the seasonality of the harvests, we have historically experienced higher unit sales volume in the second and third quarters of our fiscal year and generated a disproportionate amount of our annual income from operations during these quarters. This seasonal impact has been mitigated somewhat by the acquisition of CS Can from Campbell. Sales to Campbell generally have been highest in the fourth quarter due to the seasonal demand for soup products.

Use of Capital

   We use leverage to support our growth and increase shareholder returns. Our stable and predictable cash flow, generated largely as a result of our long-term customer relationships and generally recession resistant business, supports our financial strategy. We have achieved our success while managing our indebtedness to pursue our strategic objectives. We intend to continue using leverage, supported by our stable cash flows, to make value-enhancing acquisitions. In the absence of attractive acquisition opportunities, we intend to use our free cash flow to repay indebtedness or for other permitted purposes. For example, in 1999, we did not complete any acquisitions and we reduced our total debt by $44.7 million despite increased capital expenditures and interest expense and the incurrence of $16.6 million of debt for common stock repurchases.

   To the extent we utilize our revolving loan borrowings under our senior secured credit facilities for acquisitions or other permitted purposes in future periods, our interest expense may increase. Further, since our revolving loan and term loan borrowings under our senior secured credit facilities bear interest at floating rates, our interest expense is sensitive to changes in prevailing rates of interest and, accordingly, our interest expense may vary from period to period. After taking into account interest rate swap arrangements that we entered into to mitigate the effect of interest rate fluctuations, at December 31, 2000 we had $578.0 million of indebtedness which bore interest at floating rates.

   In light of our strategy to use leverage to support our growth and optimize shareholder returns, we have incurred and will continue to incur significant interest expense. For 2000, our aggregate financing costs were 58.0% of our income from operations as compared to 53.6%, 52.8%, 57.1% and 74.9% for 1999, 1998, 1997 and 1996, respectively (without giving effect to charges in 1999 and 1997).

Packtion Investment


   In April 2000, we, together with Morgan Stanley Private Equity and Diamondcluster International, Inc., agreed to invest, subject to certain conditions, in Packtion Corporation, or Packtion, an e-commerce joint venture aimed at integrating the packaging supply chain, from design through manufacture and procurement. The joint venture was expected to provide a comprehensive online marketplace for packaging goods and services and to combine content, tools and collaboration capabilities to streamline the product development process and enhance transaction opportunities for buyers and sellers of packaging. The parties agreed to make the investments through Packaging Markets LLC, a limited liability company. In June and August 2000, we funded two equity investments in Packtion of $3.5 million each, for a total investment of $7.0 million and approximately a 45% interest in Packtion. For the year ended December 31, 2000, we recorded our equity share of losses of $4.6 million in Packtion. In the first quarter of 2001 in connection with an investment by The Procter & Gamble Company and E.I. Du Pont de Nemours & Co. in Packtion, we funded additional equity investments of $3.0 million, bringing our total investment to $10.1 million. This investment represented approximately a 25% interest in Packtion. In connection therewith, we recorded a reduction to paid-in capital of $1.4 million due to the dilution of our investment. Packtion was dissolved on May 31, 2001 after its board of directors determined that there had been slower than anticipated market acceptance of its business. For the six months ended June 30, 2001, we recorded equity in losses of Packtion aggregating $3.8 million, which included our final losses and eliminated our investment in Packtion.


White Cap Joint Venture




   Historically, we have reported our specialty packaging business as a separate business segment. As a result of the White Cap joint venture described elsewhere in this prospectus, beginning with the third quarter of 2001, we will no longer report the financial results of our remaining specialty packaging business, which had net sales of approximately $36 million in 2000, as a separate segment. We will report the results of our Omni plastic container business and our Polystar easy-open plastic end business with our plastic container business. We will report the results of our paperboard container business and the historical results of our metal closure business with our metal food container business.


Results of Operations


   The following table sets forth income statement data expressed as a percentage of net sales for each of the periods presented. You should read this table in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.



                                                                     Six Months
                                                                   Ended June 30,  Year Ended December 31,
                                                                   --------------  ----------------------
                                                                    2001    2000    2000    1999    1998
                                                                   ------  ------  ------  ------  ------
                                                                     (unaudited)
Operating Data:
Net sales:
 Metal food containers............................................   65.2%   72.1%   73.5%   75.6%   74.8%
 Plastic containers...............................................   27.8    20.2    19.9    17.1    17.7
 Specialty packaging..............................................    7.0     7.7     6.6     7.3     7.5
                                                                   ------  ------  ------  ------  ------
   Total..........................................................  100.0   100.0   100.0   100.0   100.0
Cost of goods sold................................................   87.8    88.1    87.8    87.6    87.4
                                                                   ------  ------  ------  ------  ------
Gross profit......................................................   12.2    11.9    12.2    12.4    12.6
Selling, general and administrative expenses......................    4.3     4.3     3.8     3.9     3.9
Rationalization charges...........................................    0.4      --      --     1.9      --
                                                                   ------  ------  ------  ------  ------
Income from operations............................................    7.5     7.6     8.4     6.6     8.7
Interest and other debt expense...................................    5.0     5.0     4.9     4.6     4.6
                                                                   ------  ------  ------  ------  ------
Income before income taxes and equity in losses of affiliate......    2.5     2.6     3.5     2.0     4.1
Provision for income taxes........................................    1.0     1.0     1.4     0.7     1.5
                                                                   ------  ------  ------  ------  ------
Income before equity in losses of affiliate and extraordinary item    1.5     1.6     2.1     1.3     2.6
Equity in losses of affiliate.....................................    0.4     0.2     0.2      --      --
                                                                   ------  ------  ------  ------  ------
Income before extraordinary item..................................    1.1     1.4     1.9     1.3     2.6
Extraordinary item--loss on early extinguishment of debt, net of
  income taxes....................................................     --      --     0.2      --      --
                                                                   ------  ------  ------  ------  ------
Net income........................................................    1.1%    1.4%    1.7%    1.3%    2.6%
                                                                   ======  ======  ======  ======  ======

Results of Operations--Six Months





   Summary unaudited results of operations for our three business segments, metal food containers, plastic containers and specialty packaging, for the six months ended June 30, 2001 and 2000 are provided below.



                                                           Six Months
                                                         Ended June 30,
                                                         --------------
                                                          2001    2000
                                                         ------  ------
                                                           (Dollars in
                                                            millions)
       Net sales:
          Metal food containers......................... $579.9  $612.0
          Plastic containers............................  247.0   171.6
          Specialty packaging...........................   62.0    65.1
                                                         ------  ------
            Consolidated................................ $888.9  $848.7
                                                         ======  ======
       Operating profit:
          Metal food containers......................... $ 39.9  $ 47.9
          Plastic containers(1).........................   27.9    17.7
          Specialty packaging...........................    0.5     1.3
          Other.........................................   (1.7)   (1.9)
                                                         ------  ------
            Consolidated................................ $ 66.6  $ 65.0
                                                         ======  ======

--------

(1)Includes a rationalization charge of $3.5 million in the first quarter of 2001 related to the closing of a facility.



  Six Months Ended June 30, 2001 Compared with Six Months Ended June 30, 2000



   Net Sales. Consolidated net sales increased $40.2 million, or 4.7%, to $888.9 million for the six months ended June 30, 2001, as compared to net sales of $848.7 million for the same six months in the prior year. This increase was the result of higher net sales in the plastic container business, partially offset by lower sales in the metal food container and specialty packaging businesses.



   Net sales for the metal food container business were $579.9 million for the six months ended June 30, 2001, a decrease of $32.1 million, or 5.2%, from net sales of $612.0 million for the same period in 2000. This decrease was primarily attributable to lower unit sales due to generally soft market conditions and a particularly strong first quarter of 2000 in the food can segment.



   Net sales for the plastic container business of $247.0 million during the six months ended June 30, 2001 increased $75.4 million, or 43.9%, from net sales of $171.6 million for the same period in 2000. This increase in net sales was principally attributable to the acquisition of RXI in October 2000 and higher unit sales from the existing business. Excluding RXI, net sales during the six months ended June 30, 2001 increased $17.3 million, or 10.1%, versus the same period last year.



   Net sales for the specialty packaging business decreased $3.1 million, or 4.8%, to $62.0 million during the six months ended June 30, 2001, as compared to net sales of $65.1 million for the same period in 2000. This decrease was primarily due to lower unit sales.



   Cost of Goods Sold. Cost of goods sold as a percentage of consolidated net sales was 87.8% ($780.8 million) for the six months ended June 30, 2001, a decrease of 0.3 percentage points as compared to 88.1% ($747.4 million) for the same period in 2000. The increase in gross profit margin was primarily attributable to higher unit sales in the plastic container business, partially offset by lower unit sales and the effects of higher energy costs in the metal food container and specialty packaging businesses.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses were 4.3% of consolidated net sales for the six months ended June 30, 2001, essentially unchanged from the same period in 2000.



   Income from Operations. Excluding the rationalization charge of $3.5 million related to the closing of a plastic container manufacturing facility in 2001, income from operations for the six months ended June 30, 2001 increased $5.1 million, or 7.8%, to $70.1 million, as compared to $65.0 million in the same period in 2000. This increase was primarily a result of higher unit volume in the plastic container business, partially offset by lower unit volume and higher energy costs in the metal food container and specialty packaging businesses. Excluding the rationalization charge, income from operations as a percentage of consolidated net sales for the six months ended June 30, 2001 improved 0.2 percentage points to 7.9%, as compared to 7.7% for the same period in 2000. This increase was primarily a result of higher operating margins of the plastic container business, partially offset by lower operating margins of the metal food container and specialty packaging businesses. Including the rationalization charge, income from operations for the six months ended June 30, 2001 was $66.6 million or 7.5% of consolidated net sales.



   Income from operations as a percentage of net sales for the metal food container business decreased 0.9 percentage points to 6.9% ($39.9 million) for the six months ended June 30, 2001, as compared to 7.8% ($47.9 million) for the same period in 2000. The decrease in income from operations as a percentage of net sales for the metal food container business was primarily a result of lower unit volume and higher per unit manufacturing costs, including higher energy costs, and was partially offset by benefits realized from a previous plant rationalization.



   Excluding the rationalization charge, income from operations as a percentage of net sales for the plastic container business increased 2.4 percentage points to 12.7% ($31.4 million) for the six months ended June 30, 2001, as compared to 10.3% ($17.7 million) for the same period in 2000. The increase in income from operations as a percentage of net sales for the plastic container business was primarily a result of higher unit volume. Including the rationalization charge, income from operations for the six months ended June 30, 2001 was $27.9 million or 11.3% of net sales.



   The specialty packaging business had income from operations of $0.5 million, or 0.8% of net sales, for the six months ended June 30, 2001, as compared to income from operations of $1.3 million, or 2.0% of net sales, for the same period in 2000. The decline in operating performance of the specialty packaging business was due primarily to the effects of lower unit sales and higher energy costs.



   Interest Expense. Interest expense increased $1.5 million to $44.1 million for the six months ended June 30, 2001 as compared to the same period in 2000. This increase was a result of higher average borrowings outstanding during the first six months of 2001, principally due to debt incurred in October 2000 for the acquisition of RXI, which more than offset the benefit of lower interest rates.



   Income Taxes. The provision for income taxes for the six months ended June 30, 2001 and 2000 was recorded at an effective tax rate of 40.2% and 39.0%, respectively ($9.1 million and $8.8 million, respectively).



   Net Income and Earnings per Share. Before the rationalization charge and equity in losses of Packtion, income for the six months ended June 30, 2001 was $15.6 million and earnings per diluted share were $0.86, as compared to income and earnings per diluted share before equity in losses of Packtion of $13.7 million and $0.76, respectively, for the same period in the prior year. Including the rationalization charge and equity in losses of Packtion, net income for the six months ended June 30, 2001 was $9.7 million, or $0.54 per diluted share, as compared to net income including equity in losses of Packtion of $11.5 million, or $0.64 per diluted share, for the same period in 2000.

Results of Operations--Year End

   Set forth below are summary historical results for our three business segments, metal food containers, plastic containers and specialty packaging, for the years ended December 31, 2000, 1999, and 1998.

                                             Year Ended December 31,
                                          ----------------------------
                                            2000      1999      1998
                                          --------  --------  --------
                                              (Dollars in millions)
         Net sales(1):
            Metal food containers........ $1,380.6  $1,431.0  $1,323.7
            Plastic containers...........    373.0     323.0     312.8
            Specialty packaging..........    123.9     138.1     132.2
                                          --------  --------  --------
                Consolidated............. $1,877.5  $1,892.1  $1,768.7
                                          ========  ========  ========
         Income from operations:
            Metal food containers........ $  120.9  $  120.7  $  116.1
            Plastic containers...........     38.6      38.6      38.0
            Specialty packaging..........      0.8       5.0       3.3
            Rationalization charges(2)...       --     (36.1)       --
            Corporate expense............     (3.2)     (3.9)     (3.1)
                                          --------  --------  --------
                Consolidated............. $  157.1  $  124.3  $  154.3
                                          ========  ========  ========

--------
(1)During the fourth quarter of 2000, we adopted EITF Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF Issue No. 00-10 addresses the income statement classification for shipping and handling fees and costs. Our net sales include the reclassification of certain revenue reductions to cost of goods sold. These reclassifications did not affect our income from operations or net income.
(2)Included in income from operations in 1999 are an aggregate of $36.1 million of rationalization charges, consisting of a charge of $11.9 million relating to the closing of two manufacturing facilities of the metal food container business (which included $7.3 million for the non-cash write-down in carrying value of assets determined to be impaired) and a non-cash charge of $24.2 million for the excess of carrying value over estimated net realizable value of machinery and equipment of the metal food container business which had become obsolete or surplus. You should also see Note 3 to our Consolidated Financial Statements for the year ended December 31, 2000 included elsewhere in this prospectus.

  Year Ended December 31, 2000 Compared with Year Ended December 31, 1999

   Net Sales. Consolidated net sales decreased $14.6 million, or 0.7%, to $1,877.5 million for the year ended December 31, 2000, as compared to net sales of $1,892.1 million for the prior year. This decrease resulted primarily from lower unit sales of the metal food container and specialty packaging businesses, which was largely offset by higher net sales of the plastic container business. Excluding incremental sales added by the October 2000 acquisition of RXI, consolidated net sales for 2000 decreased by $41.2 million, or 2.2%, from the prior year.

   Net sales for the metal food container business were $1,380.6 million for the year ended December 31, 2000, a decrease of $50.4 million, or 3.5%, from net sales of $1,431.0 million for the prior year. This decrease was primarily due to the withdrawal from lower margin sales related to the closure of a West Coast facility at the beginning of 2000 and to lower unit sales principally due to a reduced fruit and vegetable pack in 2000 and generally lower demand from customers.

   Net sales for the plastic container business of $373.0 million for the year ended December 31, 2000 increased $50.0 million, or 15.5%, from net sales of $323.0 million for 1999. This increase in net sales was principally attributable to higher average sales prices due to the pass through of increased resin costs and to incremental sales added by RXI. Excluding incremental sales added by RXI, net sales for the plastic container business for 2000 increased $23.4 million, or 7.2%, from the prior year.

   Net sales for the specialty packaging business decreased $14.2 million, or 10.3%, to $123.9 million for the year ended December 31, 2000, as compared to $138.1 million for the prior year. This decrease was primarily due to generally soft demand from customers and to the continued conversion of metal closures to plastic closures.

   Cost of Goods Sold. Cost of goods sold as a percentage of consolidated net sales was 87.8% ($1,648.3 million) for the year ended December 31, 2000, an increase of 0.2 percentage point as compared to 87.6% ($1,656.7 million) in 1999. The decline in gross profit margin was attributable to lower margins realized by the plastic container and specialty packaging businesses as discussed below, and was offset in part by higher margins from the metal food container business.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses as a percentage of consolidated net sales for the year ended December 31, 2000 decreased to 3.8% ($72.1 million), as compared to 3.9% ($75.0 million) for the prior year. This decrease was primarily a result of the absence in 2000 of costs incurred in 1999 for Year 2000 readiness issues, lower headcount and generally lower spending.

   Income from Operations. Income from operations decreased $3.3 million, or 2.1%, to $157.1 million for the year ended December 31, 2000, as compared to income from operations of $160.4 million for the prior year excluding the effect of an aggregate of $36.1 million of rationalization charges recorded in 1999. This decrease was primarily a result of lower operating income of the specialty packaging business. Including the effect of the rationalization charges, income from operations for the year ended December 31, 1999 was $124.3 million. Income from operations as a percentage of consolidated net sales for the year ended December 31, 2000 was 8.4%, as compared to 8.5% for 1999 excluding the effect of the rationalization charges recorded in 1999. The slight decline in operating margins was attributable to lower operating margins of the plastic container and specialty packaging businesses, which was largely offset by the improved operating performance of the metal food container business.

   Income from operations for the metal food container business for the year ended December 31, 2000 was $120.9 million, a $0.2 million increase over income from operations, excluding the effect of the rationalization charges recorded in 1999, of $120.7 million for the prior year. Including the effect of the rationalization charges, income from operations for the metal food container business for the year ended December 31, 1999 was $84.6 million. Income from operations as a percentage of net sales for the metal food container business was 8.8% for the year ended December 31, 2000, as compared to 8.4% in 1999 excluding the effect of the rationalization charges recorded in 1999. The improved operating margins of the metal food container business was principally attributable to benefits realized from an improved sales mix, plant rationalizations and lower selling, general and administrative expenses, and was partially offset by higher energy costs and depreciation expense.


   Pursuant to continued efforts to optimize production efficiencies and to withdraw from lower margin businesses, we decided to close two West Coast manufacturing facilities of the metal food container business in the fourth quarter of 1999, and accordingly recorded a pre-tax charge to earnings of $11.9 million, which included $7.3 million for the non-cash write-down in carrying value of those assets determined to be impaired. Additionally, in the third quarter of 1999, we recorded a non-cash pre-tax charge to earnings of $24.2 million to reduce the carrying value of the assets of the metal food container business determined to be surplus or obsolete.


   Income from operations for the plastic container business for the year ended December 31, 2000 of $38.6 million remained constant with income from operations for the prior year. Income from operations as a percentage of net sales for the plastic container business for the year ended December 31, 2000 was 10.3%, as compared to 12.0% for 1999. The decrease in income from operations as a percentage of net sales for the plastic container business was principally attributable to the effects of increased resin prices which resulted in an increase in net sales but not in income from operations and to lower selling prices relating to the extension of certain long-term contracts.

   Income from operations for the specialty packaging business for the year ended December 31, 2000 was $0.8 million, a $4.2 million decrease as compared to income from operations of $5.0 million for the prior year. This decrease was primarily due to lower net sales of the specialty packaging business in 2000 as compared to 1999. Income from operations as a percentage of net sales for the specialty packaging business declined to 0.6% for the year ended December 31, 2000, as compared to 3.6% in 1999. The decline in operating performance of the specialty packaging business was primarily a result of lower unit sales, a change in sales mix, operating inefficiencies at two plants and higher energy costs, and was partially offset by lower selling, general and administrative expenses.

   Interest Expense. Interest expense increased $5.1 million to $91.2 million for the year ended December 31, 2000, as compared to $86.1 million in 1999. This increase was principally a result of increased borrowing in the fourth quarter of 2000 to finance the acquisition of RXI and higher interest rates in 2000, and was offset in part by lower average borrowings outstanding during the first nine months of 2000 primarily as a result of the planned inventory reduction by our metal food container business.

   Income Taxes. The provision for income taxes for the year ended December 31, 2000 was recorded at an effective tax rate of 39.1% ($25.8 million), as compared to 37.4% ($14.3 million) for 1999. The effective tax rate in 2000 increased as compared to 1999 primarily due to the utilization of state tax net operating loss carryforwards in 1999 that were not available in 2000.

   Net Income and Earnings per Share. As a result of the items discussed above, income for the year ended December 31, 2000 was $40.1 million, or $2.23 per diluted share, before losses in our equity investment in Packtion and an extraordinary loss related to the early redemption of our 13 1/4% Subordinated Debentures. Income for the year ended December 31, 1999 was $46.6 million, or $2.56 per diluted share, before rationalization charges recorded in 1999. Including our share of losses in our equity investment in Packtion of $4.6 million, or $0.26 per diluted share, and the extraordinary loss, net of tax, of $4.2 million, or $0.23 per diluted share, net income for the year ended December 31, 2000 was $31.3 million, or $1.74 per diluted share. For the year ended December 31, 1999, including rationalization charges, net of tax, of $22.6 million, or $1.24 per diluted share, net income was $23.9 million, or $1.32 per diluted share.


   In 2000, we made an equity investment of $7.0 million in Packtion, through a limited liability company of which Morgan Stanley Private Equity and Diamondcluster International, Inc. are also investors, for approximately a 45% interest. As required, we have recorded our share of losses of Packtion aggregating $4.6 million, or $0.26 per diluted share. The recorded losses do not reflect any income tax benefit because we do not have the required equity ownership in Packtion to consolidate it with us for income tax purposes.


   During 2000, we incurred an extraordinary charge, net of tax, of $4.2 million, or $0.23 per diluted share, for the premium paid in connection with the redemption of our 13 1/4% Subordinated Debentures and for the write-off of unamortized deferred financing costs related thereto.

  Year Ended December 31, 1999 Compared with Year Ended December 31, 1998

   Net Sales. Consolidated net sales increased $123.4 million, or 7.0%, to $1,892.1 million for the year ended December 31, 1999, as compared to net sales of $1,768.7 million for the prior year. This increase resulted primarily from incremental sales added from acquisitions and, to a lesser extent, from increased sales from all three business segments.

   Net sales for the metal food container business were $1,431.0 million for the year ended December 31, 1999, an increase of $107.3 million, or 8.1%, from net sales of $1,323.7 million for the prior year. This increase resulted from sales to Campbell under the Campbell supply agreement entered into in June 1998 and from increased unit sales to other customers, and was offset in part by lower price realization under recently extended long-term supply agreements.

   Net sales for the plastic container business of $323.0 million for the year ended December 31, 1999 increased $10.2 million, or 3.3%, from net sales of $312.8 million for 1998. This increase in net sales was principally attributable to incremental sales added by the August 1998 acquisition of Clearplass Containers, Inc., or Clearplass, as well as increased unit sales of the existing business.

   Net sales for the specialty packaging business increased $5.9 million, or 4.5%, to $138.1 million for the year ended December 31, 1999, as compared to $132.2 million for the prior year. This increase was a result of higher unit sales.

   Cost of Goods Sold. Cost of goods sold as a percentage of consolidated net sales was 87.6% ($1,656.7 million) for the year ended December 31, 1999, an increase of 0.2 percentage point as compared to 87.4% ($1,546.3 million) in 1998. The decline in gross profit margin was primarily attributable to lower margins realized by the metal food container business as discussed below, and was offset in part by the leveraging effect of increased unit sales of the specialty packaging business.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses as a percentage of consolidated net sales for the year ended December 31, 1999 remained essentially flat at 3.9% as compared to 1998 ($75.0 million and $68.1 million, respectively).

   Income from Operations. Excluding the effect of an aggregate of $36.1 million of rationalization charges recorded in 1999, income from operations increased $6.1 million, or 4.0%, to $160.4 million for the year ended December 31, 1999, as compared to income from operations of $154.3 million for the prior year. This increase was a result of increased operating income from all three business segments. Including the effect of the rationalization charges, income from operations for the year ended December 31, 1999 was $124.3 million. Income from operations as a percentage of consolidated net sales for the year ended December 31, 1999, excluding the effect of the rationalization charges recorded in 1999, was 8.5% as compared to 8.7% for 1998. The decline in operating margins was attributable to lower operating margins of the metal food container and plastic container businesses, and was offset in part by the improved operating performance of the specialty packaging business.


   In order to maximize production efficiencies, we decided in the fourth quarter of 1999 to close two West Coast manufacturing facilities of the metal food container business, and accordingly recorded a pre-tax charge to earnings of $11.9 million, which included $7.3 million for the non-cash write-down in carrying value of those assets determined to be impaired. Additionally, in the third quarter of 1999, we recorded a non-cash pre-tax charge to earnings of $24.2 million to reduce the carrying value of the assets of the metal food container business determined to be surplus or obsolete.


   Income from operations for the metal food container business for the year ended December 31, 1999, excluding the effect of the rationalization charges recorded in 1999, was $120.7 million, a $4.6 million, or 4.0%, increase over income from operations of $116.1 million for the metal food container business for the prior year. This increase was principally due to increased net sales of the metal food container business in 1999 as compared to 1998. Including the effect of the rationalization charges, income from operations for the metal food container business for the year ended December 31, 1999 was $84.6 million. Income from operations as a percentage of net sales for the metal food container business, excluding the effect of the rationalization charges recorded in 1999, was 8.4% for the year ended December 31, 1999 as compared to 8.8% in 1998. The decline in operating margins of the metal food container business was principally attributable to anticipated lower margin sales to Campbell and lower price realization under recently extended long-term supply agreements, and was partially offset by lower overall per unit manufacturing costs.

   Income from operations for the plastic container business for the year ended December 31, 1999 increased 1.6% to $38.6 million, as compared to income from operations of $38.0 million for the plastic container business for the prior year, primarily due to increased net sales. Income from operations as a percentage of net sales for the plastic container business for the year ended December 31, 1999 was 12.0% as compared to 12.1% for 1998.

The decrease in income from operations as a percentage of net sales for the plastic container business was principally attributable to higher depreciation expense and higher selling, general and administrative expenses primarily related to the Clearplass acquisition.

   Income from operations for the specialty packaging business for the year ended December 31, 1999 was $5.0 million, a $1.7 million increase over income from operations of $3.3 million for the specialty packaging business for the prior year. This increase was principally attributable to increased net sales of the specialty packaging business in 1999 as compared to 1998. Income from operations as a percentage of net sales for the specialty packaging business improved 1.1 percentage points to 3.6% for the year ended December 31, 1999 as compared to 2.5% in 1998. The improvement in operating performance of the specialty packaging business was primarily due to higher unit sales which resulted in lower per unit production costs, and was offset in part by higher depreciation expense and higher selling, general and administrative expenses partially attributable to higher new product development costs and costs incurred in connection with Year 2000 readiness issues.

   Interest Expense. Interest expense increased $4.6 million to $86.1 million for the year ended December 31, 1999, as compared to $81.5 million in 1998. This increase was principally a result of higher average revolving loan balances outstanding for the year ended December 31, 1999 as compared to the prior year, primarily to finance the acquisitions of CS Can in June 1998 and Clearplass in August 1998 and common stock repurchases.

   Income Taxes. The provision for income taxes for the year ended December 31, 1999 was recorded at an effective tax rate of 37.4% ($14.3 million), as compared to 36.9% ($26.9 million) for 1998.

   Net Income and Earnings per Share. As a result of the items discussed above, income for the year ended December 31, 1999, excluding the effect of the rationalization charges recorded in 1999, was $46.6 million, or $2.56 per diluted share, as compared to $45.9 million, or $2.30 per diluted share, for the year ended December 31, 1998. Although income for 1999 was only slightly higher than the prior year primarily due to higher interest expense, 1999 earnings per diluted share increased $0.26 principally due to the benefits from common stock repurchases. Including the net-of-tax effect of $22.6 million, or $1.24 per diluted share, of the rationalization charges, net income for the year ended December 31, 1999 was $23.9 million, or $1.32 per diluted share.

Capital Resources and Liquidity


   Our principal sources of liquidity have been net cash from operating activities and corporate borrowings under our revolving loan facilities. Our liquidity requirements arise primarily from our obligations under the indebtedness incurred in connection with our acquisitions and the refinancing of that indebtedness, capital investment in new and existing equipment and the funding of our seasonal working capital needs.





   For the six months ended June 30, 2001, we used net borrowings of revolving loans of $173.1 million under our U.S. credit agreement, cash proceeds from White Cap of $32.4 million received on June 29, 2001 and the proceeds from stock option exercises of $0.3 million to fund cash used by operations of $123.9 million for our seasonal working capital needs, net capital expenditures of $46.4 million, the repayment of $3.2 million of long-term debt and our investment in Packtion of $3.0 million and to increase cash balances by $29.1 million. For the six months ended June 30, 2001, we recorded equity in losses of Packtion aggregating $3.8 million which included our final losses and eliminated our investment in Packtion.



   In 2000, trade accounts receivable, net increased $40.2 million to $168.3 million as compared to 1999. This increase was primarily due to a few customers delaying payments until the beginning of 2001 and the acquisition of RXI. Inventories, net increased $30.2 million to $279.7 million in 2000 as compared to 1999. This increase was primarily due to the acquisition of RXI, the timing of raw material purchases and the timing of business requirements for new and existing customers.


   In 2000, we used net borrowings of revolving loans of $243.7 million ($242.1 million under our U.S. senior secured credit facility and $1.6 million under our Canadian senior secured credit facility), cash generated from operations of $95.1 million, proceeds from asset sales of $1.8 million and proceeds from the exercise of employee stock options of $0.5 million to fund our acquisition of RXI for $124.0 million, capital expenditures of $89.2 million, the redemption of the 13 1/4% Subordinated Debentures for $61.8 million, the repayment of $39.3 million of term loan borrowings under our senior secured credit facilities, the increase in our cash balances of $17.7 million, our investment in Packtion of $7.0 million, repurchases of common stock for $1.1 million and debt financing costs of $1.0 million.


   In December 2000, we redeemed all of our outstanding 13 1/4% Subordinated Debentures ($56.2 million principal amount) with lower cost revolving loans under our U.S. senior secured credit facility. The redemption price for all of the 13 1/4% Subordinated Debentures, including premiums, was $61.8 million. We benefited from this redemption because of the lower interest rate applicable to the revolving loan indebtedness, despite the slight increase in our indebtedness as a result. Based on interest rates for our revolving loans under our U.S. senior secured credit facility at the time of the redemption, we estimated interest savings of approximately $2.6 million annually on that indebtedness.


   In 1999, we used cash generated from operations of $143.3 million, $2.4 million of cash balances and $0.5 million of cash proceeds from the exercise of employee stock options to repay $44.7 million of borrowings under our senior secured credit facilities, fund net capital expenditures of $84.9 million and repurchase $16.6 million of our common stock.

   In 1998, we used cash generated from operations of $147.4 million, net borrowings of revolving loans of $135.9 million under our U.S. senior secured credit facility, $4.2 million of borrowings under our Canadian senior secured credit facility, $3.0 million of other borrowings related to the acquisition of CS Can, $2.3 million of proceeds from employee stock option exercises, $1.8 million of proceeds from asset sales, and $49.0 million of cash balances to fund capital expenditures of $86.1 million, the acquisitions of Winn Packaging Co., or Winn, CS Can and Clearplass for an aggregate amount of $194.0 million, the repurchase of common stock for $43.4 million, and the repayment of $20.1 million of bank term loans.


   During 1997, we entered into our current U.S. senior secured credit facility and our current Canadian senior secured credit facility. Our senior secured credit facilities currently provide us with revolving loans of up to approximately $675.0 million (including $125.0 million added in October 2000). Revolving loans are available to us for our working capital and general corporate purposes (including acquisitions). In addition, we may request to borrow up to an additional $75.0 million of revolving loans from one or more lenders under our U.S. senior secured credit facility. Revolving loans under our senior secured credit facilities may be borrowed, repaid and reborrowed until December 31, 2003, their final maturity, at which point all the outstanding revolving loans must be repaid.



   Our U.S. senior secured credit facility also provided us with term loans, or A Term Loans ($159.2 million outstanding at June 30, 2001) and B Term Loans ($188.6 million outstanding at June 30, 2001), which are required to be repaid in annual installments through December 31, 2003 and December 31, 2005, respectively. Additionally, our Canadian senior secured credit facility provided us with term loans ($8.1 million outstanding at June 30, 2001), which are required to be repaid in annual installments through December 31, 2003. See
Note 9 to our Consolidated Financial Statements for the year ended December 31, 2000 and Note 7 to our Condensed Consolidated Financial Statements for the six months ended June 30, 2001 included elsewhere in this prospectus.


   Because we sell metal containers used in fruit and vegetable pack processing, we have seasonal sales. As is common in the industry, we must access working capital to build inventory and then carry accounts receivable for some customers beyond the end of the summer and fall packing season. Seasonal accounts are generally settled by year end. Due to our seasonal requirements, we incur short term indebtedness to finance our working capital requirements.




   As of June 30, 2001, we had $542.0 million of revolving loans outstanding under our U.S. credit agreement, of which $173.1 million related primarily to seasonal working capital needs and $368.9 million related primarily to long-term financing of acquisitions. Revolving loans not expected to be repaid within one year have been reclassified as long-term debt. The unused portion of revolving loan commitments under our U.S. credit agreement at June 30, 2001, after taking into account outstanding letters of credit, was $112.1 million.



   For 2001, we estimate that at our month-end peak we will utilize approximately $545-555 million of our revolving loan facility under our U.S. senior secured credit facility. As a result, we estimate that approximately $115-125 million of our revolving loan facility under our U.S. senior secured credit facility is available to us in 2001 for acquisitions and other permitted purposes.



   Our board of directors has authorized the repurchase of up to $70 million of our common stock. As of June 30, 2001, we have repurchased 2,708,975 shares of our common stock for an aggregate cost of approximately $61.0 million. The repurchases were financed through revolving loan borrowings under our U.S. senior secured credit facility. We intend to finance future repurchases, if any, of our common stock with revolving loans from our U.S. senior secured credit facility.


   In addition to our operating cash needs, we believe our cash requirements over the next few years (without taking into account the effect of future acquisitions) will consist primarily of:

   .   annual capital expenditures of $85 to $90 million;

   . annual principal amortization payments of bank term loans under our senior secured credit facilities beginning in 2001 of approximately $44.8 million, $60.6 million and $71.2 million;

   . expected total expenditures of approximately $11.0 million over the next few years associated with plant rationalizations, employee severance and workforce reductions and other plant exit costs;

   . our interest requirements, including interest on revolving loans (the principal amount of which will vary depending upon seasonal requirements and acquisitions) and bank term loans under our senior secured credit facilities, most of which bear fluctuating rates of interest, and the 9% Debentures; and

   . payments of approximately $20.0 million for federal and state tax liabilities in 2001, which will increase annually thereafter.

   For information regarding income tax matters, see Note 13 to our Consolidated Financial Statements for the year ended December 31, 2000 included elsewhere in this prospectus.


   During the fourth quarter of 1999, we completed our plan to close two West Coast metal food container facilities. The plan included the elimination of approximately 130 plant employees, termination of two operating leases and other plant related exit costs. This decision resulted in a fourth quarter 1999 pre-tax charge to earnings of $11.9 million, which included $7.3 million for the non-cash write down in carrying value of those assets determined to be impaired, $2.4 million for plant exit costs and $2.2 million for employee severance and benefits. Through December 31, 2000, we incurred expenditures of $1.8 million for plant exist costs and $2.2 million related to employee severance and benefits. Although we have closed both facilities, the timing of cash payments in connection therewith is dependent upon, among other things, resolution of certain matters with the lessor of one of the facilities. Accordingly, cash payments related to these facility closings are expected through 2001. You should also review Note 3 to our Consolidated Financial Statements for the year ended December 31, 2000 included elsewhere in this prospectus.


   In connection with our 1998 acquisitions of CS Can, Clearplass and Winn, we developed plans to integrate these businesses into our operations by rationalizing certain of the acquired plant operations. Pursuant to these plans which were finalized in 1999, we accrued liabilities of $5.4 million, of which $4.9 million related to plant exit costs and assumed liabilities and $0.5 million related to employee severance and relocation costs. Principally all actions under the integration plans for Clearplass and Winn have been completed. The timing of cash payments relating to the CS Can integration activities is dependent upon, among other things, the time required to obtain necessary environmental permits and approvals in connection with a consent order with the U.S. Environmental Protection Agency to which we are subject as a result of our acquisition of CS Can and complexities associated with the transfer to us of the labor force of Campbell for CS Can. Through December 31, 2000, we incurred expenditures of $2.5 million for plant exit costs and assumed liabilities and $0.5 million related to employee severance and benefits. Cash payments related to these acquisitions are expected through 2001. You should also review Note 3 to our Consolidated Financial Statements for the year ended December 31, 2000 included elsewhere in this prospectus.

   Acquisition reserves established in connection with the purchase of the Food Metal and Specialty business, or AN Can, of American National Can Company, or ANC, in 1995 aggregated $49.5 million and related to plant exit costs ($6.6 million), employee termination and severance ($26.1 million) which included the elimination of an estimated 500 plant, selling and administrative employees, and the assumption of certain liabilities and the elimination of selling, general and administrative functions ($16.8 million). Through December 31, 2000, we incurred expenditures of $4.0 million related to plant exit costs, $23.7 million related to employee severance and benefits and $12.8 million related to the payment of certain assumed liabilities. Although we have completed our restructuring plan, the timing of cash payments relating to these costs has been dependent upon, among other things, the expiration of binding labor obligations we assumed and complexities associated with qualifying different facilities with the Food and Drug Administration and for other customer's requirements. Accordingly, cash payments related to this acquisition are expected through 2002. You should also review Note 3 to our Consolidated Financial Statements for the year ended December 31, 2000 included elsewhere in this prospectus.


   During the first quarter of 2001, we completed our plan to close one plastic container facility. The plan included the termination of approximately 150 plant employees and other plant related exit costs. This decision resulted in a first quarter 2001 pre-tax charge to earnings of approximately $3.5 million (including approximately $1.0 million in anticipated cash payments), which consists of $2.6 million for plant exit costs and $0.9 million for employee severance and benefits. We closed the facility in May 2001 and we expect related cash payments to be made through 2001. You should also review Note 3 to our Consolidated Financial Statements for the year ended December 31, 2000 included elsewhere in this prospectus.


   Excess of cost over the fair value of net assets acquired (or goodwill) is amortized on a straight-line basis principally over 40 years. The amortization periods have been estimated given the nature of the technology, industry practice and long-term customer relationships of the businesses acquired. We believe that the amortization periods utilized are appropriate. You should also review Note 1 to our Consolidated Financial Statements for the year ended December 31, 2000 included elsewhere in this prospectus.

   We believe that cash generated by operations and funds from the revolving loans available under our senior secured credit facilities will be sufficient to meet our expected operating needs, planned capital expenditures, debt service and tax obligations until the final maturity of our revolving loan facilities under our senior secured credit facilities on December 31, 2003. We also believe that we will be able to refinance our senior secured credit facilities and replace our revolving loan facilities prior to December 31, 2003 on terms which will be acceptable to us.


   We are in compliance with all financial and operating covenants contained in our financing agreements and believe that we will continue to be in compliance during 2001 with all the covenants.


Effect of Inflation and Interest Rate Fluctuations

   Historically, inflation has not had a material effect on us, other than to increase our cost of borrowing. In general, we have been able to increase the sales prices of our products to reflect any increases in the prices of raw materials.

   Because we have indebtedness which bears interest at floating rates, our financial results will be sensitive to changes in prevailing market rates of interest. As of December 31, 2000, we had $1,031.5 million of indebtedness outstanding, of which $578.0 million bore interest at floating rates, taking into account interest rate swap agreements we entered into as of that date to mitigate the effect of interest rate fluctuations. Under these agreements, floating rate interest based on the three month LIBOR rate was exchanged for fixed rates of interest ranging from 5.6% to 6.4%. The aggregate notional principal amounts of these agreements totals $150.0 million, with $100.0 million aggregate notional principal amount maturing in 2002 and $50.0 million aggregate notional principal amount maturing in 2003. In March and April, 2001, we entered into additional interest rate swap agreements for an aggregate notional principal amount of $75.0 million which exchanged floating rate interest based on the three month LIBOR rate for fixed rates of interest ranging from 4.7% to 4.9%. These agreements mature in 2003. Depending upon market conditions, we may enter into additional interest rate swap or hedge agreements (with counterparties that, in our judgment, have sufficient creditworthiness) to hedge our exposure against interest rate volatility.


New Accounting Pronouncements


   On January 1, 2000, we adopted EITF Issue No. 99-5, "Accounting for Pre-Production Costs Related to Long-Term Supply Agreements." EITF Issue No. 99-5 establishes accounting standards for costs incurred after December 31, 1999 to design and develop molds, dies and other tools that an entity will not own and that will be used to produce products that will be sold under a long-term arrangement. It had been our policy to expense those costs as incurred; however, as required by EITF Issue No. 99-5, we began to capitalize those costs in 2000. Adoption of this pronouncement did not have a material impact on our consolidated financial statements.


   During the fourth quarter of 2000, we adopted EITF Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF Issue No. 00-10 addresses the income statement classification for shipping and handling fees and costs. Our statements of income, including those presented for comparative purposes, include the reclassification of certain revenue reductions to cost of goods sold. These reclassifications did not affect our income from operations or net income.


   Effective January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. SFAS No. 133 which requires all derivative instruments to be recorded in the consolidated balance sheets at their fair values. Changes in the fair value of derivatives will be recorded each period in earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The adoption of SFAS No. 133, as amended, did not have a significant impact on our financial position or results of operations. You should also review Note 2 to the Condensed Consolidated Financial Statements for the six months ended June 30, 2001 included elsewhere in this prospectus.



   During July 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141, "Business Combinations," which revises the accounting treatment for business combinations to require the use of purchase accounting and prohibit the use of the pooling-of-interest method for business combinations initiated after June 30, 2001. During July 2001, the FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets," which revises the accounting for goodwill to eliminate amortization of goodwill on transactions consummated after June 30, 2001 and of all other goodwill as of January 1, 2002. Other intangible assets will continue to be amortized over their useful lives. SFAS No. 142 requires goodwill and other intangibles to be assessed for impairment each year and more frequently if circumstances indicate a possible impairment. During 2002, we will perform our first impairment test as of January 1, 2002. We are currently evaluating the provisions of these standards.


Forward-Looking Statements

   The statements we have made in "Management's Discussion and Analysis of Results of Operations and Financial Condition" and elsewhere in this prospectus which are not historical facts are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995
and the Securities Exchange Act of 1934, as amended. These forward-looking statements are made based upon our management's expectations and beliefs concerning future events impacting us and therefore involve a number of uncertainties and risks. As a result, the actual results of our operations or our financial condition could differ materially from those expressed or implied in these forward-looking statements. Important factors that could cause the actual results of our operations or our financial condition to differ from those expressed or implied in these forward-looking statements include, but are not necessarily limited to:

   . our ability to effect cost reduction initiatives and realize benefits from capital investments;

   . our ability to locate or acquire suitable acquisition candidates at reasonable cash flow multiples and on acceptable terms;

   . our ability to assimilate the operations of our acquired businesses into our existing operations;

   . our ability to generate free cash flow to invest in our business and service our indebtedness;

   . limitations and restrictions contained in our instruments and agreements governing our indebtedness;

   .   our ability to retain sales with our major customers;

   . the size and quality of the vegetable and fruit harvests in the midwest and west regions of the United States;

   . changes in the pricing and availability to us of raw materials or our ability generally to pass raw material price increases through to our customers;

   .   changes in consumer preferences for different packaging products;

   . competitive pressures, including new product developments or changes in competitors' pricing for products;

   .   changes in governmental regulations or enforcement practices;

   . changes in general economic conditions, such as fluctuations in interest rates and changes in energy costs (such as natural gas and electricity);

   .   changes in labor relations and costs; and

   . other factors described elsewhere in this prospectus or in our other filings with the Securities and Exchange Commission.

                                 OUR BUSINESS

General

   We are a leading North American manufacturer of metal and plastic consumer goods packaging products. Our products are used for a wide variety of end markets and we have 59 manufacturing plants throughout North America. Our product line includes:

   .   steel and aluminum containers for human and pet food; and

   . custom designed plastic containers for personal care, health care, pharmaceutical, household and industrial chemical, food, pet care, agricultural chemical, automotive and marine chemical products as well as plastic closures, caps, sifters and fitments and thermoformed plastic tubs for personal care, food, pet care and household products.

   We are the largest manufacturer of metal food containers in North America, with a unit volume market share in the United States of approximately 46% in 2000. Our leadership in this market is driven by our high levels of quality, service and technological support, low cost producer position, strong long-term customer relationships and our proximity to customers through our widespread geographic presence. We are also a leading manufacturer of plastic containers in North America for personal care products. Our success in the plastic packaging market is largely due to our demonstrated ability to provide high levels of quality, service and technological support, our value-added design-focused products and our extensive geographic presence. We produce plastic containers from a full range of resin materials and offer a comprehensive array of molding and decorating capabilities.


   Our customer base includes some of the world's best-known branded consumer products companies. Our philosophy has been to develop long-term customer relationships by acting in partnership with our customers by providing reliable quality, service and technological support and utilizing our low cost producer position. The strength of our customer relationships is evidenced by our large number of long-term supply contracts, our high retention of customers' business and our continued recognition from customers, as demonstrated by the many quality and service awards we have received. We estimate that in 2001 approximately 80% of our projected metal food container sales and approximately 70% of our projected plastic container sales will be under long-term supply arrangements.


   We intend to increase shareholder value through efficiently deploying our capital and management resources to grow our business and reduce costs in our existing operations and to make acquisitions at reasonable cash flow multiples. We believe we will accomplish this goal because of our leading market positions and management expertise in acquiring, financing, integrating and efficiently operating consumer goods packaging businesses.


   We were founded in 1987 by our Co-Chief Executive Officers, R. Philip Silver and D. Greg Horrigan, former members of senior management of the packaging operations of Continental Group Inc., or Continental Can, which in the mid-1980's was one of the largest packaging companies in the world. Our senior management has on average 29 years of experience in the packaging industry. Mr. Silver and Mr. Horrigan have approximately a 41% ownership interest in Silgan Holdings and are not selling shares in this offering. Management's large ownership interest in Silgan Holdings fosters an entrepreneurial management style and places a primary focus on creating shareholder value.

Our History

   Since our inception in 1987, we have acquired seventeen businesses, including most recently RXI in October 2000. As a result of the benefits of these acquisitions and organic growth, we have increased our overall share of the U.S. metal food container market from approximately 10% in 1987 to approximately 46% in 2000. Our plastic container business has also improved its market position since 1987, with sales increasing approximately fivefold to $454.7 million in 2000 on a pro forma basis. The following chart shows our acquisitions since our inception:

                  Acquired Business                   Year                 Products
                  -----------------                   ----                 --------
Nestle's metal container manufacturing division       1987 Metal food containers
Monsanto Company's plastic container business         1987 Plastic containers
Fort Madison Can Company of Dial                      1988 Metal food containers
Seaboard Carton Division of Nestle                    1988 Paperboard containers
Aim Packaging, Inc.                                   1989 Plastic containers
Fortune Plastics Inc.                                 1989 Plastic containers
Express Plastic Containers Limited                    1989 Plastic containers
Amoco Container Company                               1989 Plastic containers
Del Monte's U.S. can manufacturing operations         1993 Metal food containers
Food Metal and Specialty business of ANC              1995 Metal food containers, steel closures
                                                           and Omni plastic containers
Finger Lakes Packaging Company, Inc., a subsidiary of 1996 Metal food containers
  Agrilink
Alcoa Inc.'s North American aluminum roll-on closure  1997 Aluminum roll-on closures business
Rexam plc's North American plastic container business 1997 Plastic containers and closures
Winn Packaging Co.                                    1998 Plastic containers
Campbell's steel container manufacturing business     1998 Metal food containers
Clearplass Containers, Inc.                           1998 Plastic containers
RXI Plastics, Inc.                                    2000 Plastic containers and plastic closures,
                                                           caps, sifters and fitments

Our Strategy

   We intend to enhance our position as a leading supplier of consumer goods packaging products by continuing to aggressively pursue a strategy designed to achieve future growth and increase shareholder value by focusing on the following key elements:

  Expand Through Acquisitions and Internal Growth

   We intend to continue to increase our market share in our current business lines through acquisitions and internal growth. We use a disciplined approach to acquire businesses at reasonable cash flow multiples. As a result, we expect to continue to expand and diversify our customer base, geographic presence and product lines. This strategy has enabled us to rapidly increase our net sales and income from operations, which have grown at a compound annual growth rate of 13.9% and 13.1%, respectively, since 1994.

   During the past thirteen years, the metal food container market has experienced significant consolidation primarily due to the desire by food processors to reduce costs and focus resources on their core operations. Our acquisitions of the metal food container manufacturing operations of Nestle, Dial, Del Monte, Agrilink and Campbell reflect this trend. We estimate that between 10% and 15% of the market for metal food containers is still served by self-manufacturers.

   We have improved our market position for our plastic container and plastic closure business since 1987, with sales increasing approximately fivefold to $454.7 million in 2000 on a pro forma basis. We achieved this improvement primarily through strategic acquisitions, including most recently RXI, as well as through internal growth. The plastic container and plastic closure business of the consumer goods packaging industry is highly fragmented, and we intend to pursue further consolidation opportunities in this market. We also believe that we can successfully apply our acquisition and operating expertise to new markets of the consumer goods packaging industry. For example, with the acquisition of RXI we expanded our business into plastic closures, caps, sifters and fitments and thermoformed plastic tubs. We expect to continue to generate internal growth in our plastic container business. For example, we intend to aggressively market our plastic closures and caps to existing customers of our plastic container business. Additionally, we intend to continue to expand our customer base in the markets that we serve, such as the personal care, health care, pharmaceutical, household and industrial chemical, food, pet care, agricultural chemical, automotive and marine chemical markets.

  Enhance Profitability of Acquired Companies

   We intend to continue to enhance profitability through productivity and cost reduction opportunities from acquired businesses. The additional sales and production capacity provided through acquisitions have enabled us to rationalize plant operations and decrease overhead costs through plant closings and downsizings. In addition, we expect that our acquisitions will continue to enable us to realize manufacturing efficiencies as a result of optimizing production scheduling and minimizing product transportation costs. We expect to continue to benefit from our economies of scale and from the elimination of redundant selling and administrative functions. In addition to the benefits realized through the integration of acquired businesses, we have improved the operating performance of our plant facilities by making capital investments for productivity improvements and manufacturing cost reductions.

  Supply "Best Value" Packaging Products

   Since our inception we have been, and intend to continue to be, devoted to consistently supplying our products with the combination of quality, price and service that our customers consider to be "best value." Within our metal food container business, we focus on providing high quality and high levels of service and utilizing our low cost producer position. We also offer value added features for our metal food containers such as easy-open ends. Within our plastic container business, we provide high levels of quality and service and focus on value added, custom designed plastic containers to meet changing product and packaging demands of brand owners. Furthermore, with the acquisition of RXI, we believe that we are one of the few plastic container packaging businesses that can custom design and manufacture both plastic containers and plastic closures. We will continue to supply customized products that can be delivered quickly to our customers with superior levels of design, development and technology support.

  Maintain Low Cost Producer Position

   We will continue pursuing opportunities to strengthen our low cost position in the metal food container and plastic container segments by:

   . maintaining a flat, efficient organizational structure, resulting in low selling, general and administrative expenses as a percentage of total net sales;

   .   achieving and maintaining our economies of scale;

   . investing in new technologies to increase manufacturing and production efficiency;

   .   rationalizing our existing plant structure; and

   .   serving our customers from our strategically located plants.

   Through our facilities dedicated to our metal food container products, we have over 150 manufacturing lines providing the most comprehensive equipment capabilities in the industry. Through our facilities dedicated to our plastic container products, we have the capacity to manufacture customized products across the entire spectrum of resin materials, decorating techniques and molding processes required by our customers. We intend to leverage our manufacturing, design, and engineering capabilities to continue to create cost-effective manufacturing systems that will drive our improvements in product quality, operating efficiency and customer support.

  Utilize Leverage to Support Growth and Increase Shareholder Value

   Our financial strategy is to use leverage to support our growth and increase shareholder returns. Our stable and predictable cash flow, generated largely as a result of our long-term customer relationships and generally recession resistant business, supports our financial strategy. We have achieved our success while managing our indebtedness to pursue our strategic objectives. We intend to continue using leverage, supported by our stable cash flows, to make value-enhancing acquisitions. In the absence of attractive acquisition opportunities, we intend to use our free cash flow to repay indebtedness or for other permitted purposes.

Business Segments


   We are a holding company that conducts our business through two wholly owned operating subsidiaries, Silgan Containers and Silgan Plastics. Silgan Containers includes the metal food container operations and Silgan Plastics includes the plastic container operations.


  Metal Food Containers--71% of our total pro forma net sales in 2000.


   We are the largest manufacturer of metal food containers in North America, with a unit volume market share in the United States of 46% in 2000. Our metal food container business is engaged in the manufacture and sale of steel and aluminum containers that are used primarily by processors and packagers for food products, such as metal containers for soup, vegetables, fruit, meat, tomato based products, coffee, seafood, adult nutritional drinks, pet food and other miscellaneous food products. For 2000, our metal food container business had net sales of $1,380.6 million (approximately 71% of our total pro forma net sales) and income from operations of $120.9 million (approximately 72% of our total pro forma income from operations). For the six months ended June 30, 2001, our metal food container business had net sales of $579.9 million. Since 1994, our metal food container business has realized compound annual unit sales growth of approximately 12%. We estimate that approximately 80% of our projected metal food container sales in 2001 will be pursuant to long-term supply arrangements.


   Although metal containers face increasing competition from plastic, paper, glass and composite containers, we believe metal containers are superior to plastic and paper containers in applications where the contents are processed at high temperatures, where the contents are packaged in larger consumer or institutional quantities (8 to 64 oz.) or where the long-term storage of the product is desirable. We also believe that metal containers are generally more desirable than glass containers because metal containers are more durable and less costly to transport.

  Plastic Containers--23% of our total pro forma net sales in 2000.


   We are one of the leading manufacturers of custom designed high density polyethylene, or HDPE, and polyethylene terephthalate, or PET, containers for the personal care market in North America. We produce plastic containers from a full range of resin materials and offer a comprehensive array of molding and decorating capabilities. Over 60% of Silgan Plastics' sales in 2000 were to the personal care and health care markets. For 2000, Silgan Plastics had net sales of $373.0 million and income from operations of $38.6 million and pro forma net sales of $454.7 million (approximately 23% of our total pro forma net sales) and pro forma income from operations of $47.1 million (approximately 28% of our total pro forma income from operations). Since 1987, we have improved our market position for our plastic container and plastic closure business, with sales increasing approximately fivefold on a pro forma basis. For the six months ended June 30, 2001, our plastic container business had net sales of $247.0 million.

   We manufacture custom designed and stock HDPE containers for: personal care and health care products, including containers for shampoos, conditioners, hand creams, lotions, cosmetics and toiletries; household and industrial chemical products, including containers for scouring cleaners, cleaning agents and lawn and garden chemicals; and pharmaceutical products, including containers for tablets, antacids and eye cleaning solutions. We also manufacture custom designed and stock PET containers for mouthwash, respiratory and gastrointestinal products, liquid soap, skin care lotions, peanut butter, salad dressings, condiments, premium bottled water and liquor. In addition, as a result of our acquisition of RXI, we manufacture plastic containers, closures, caps, sifters and fitments for food, household and pet care products, including salad dressings, peanut butter, spices, liquid margarine, powdered drink mixes, arts and crafts supplies and kitty litter, as well as thermoformed plastic tubs for personal care and household products, including soft fabric wipes.

   Our leading position in the plastic container market is largely driven by our rapid response to our customers' design, development and technology support needs. Our value-added, diverse product line is the result of our ability to produce plastic containers from a full range of resin materials using a broad array of manufacturing, molding and decorating capabilities. We benefit from our unique scale and nationwide presence, as significant consolidation is occurring in many of our customers' markets. Through these capabilities, we are well-positioned to serve our personal care market customers, who demand customized solutions as they continue to seek innovative means to differentiate their products in the marketplace using packaging.

  Specialty Packaging--6% of our total pro forma net sales in 2000.

   Historically, we have reported a third business segment, our specialty packaging business, in our results of operations. For 2000, our specialty packaging business had net sales of $123.9 million (approximately 6% of our total pro forma net sales) and income from operations of $0.8 million (less than 1% of our total pro forma income from operations). We have manufactured and sold in our specialty packaging business steel closures for glass and plastic containers, aluminum roll-on closures for glass and plastic containers, our licensed Omni plastic container (a multi-layer microwavable and retortable plastic bowl), and our licensed Procan multi-layer plastic can and paperboard containers, all for use in the food and beverage industries. Our specialty packaging business has also manufactured its proprietary Polystar easy-open plastic end, which it marketed with our Omni plastic containers as an all-plastic microwavable package.

   On June 29, 2001, we announced the formation of a joint venture company with Schmalbach-Lubeca AG that will supply an extensive range of metal and plastic closures to the food and beverage industries in North America. The new venture operates under the name White Cap LLC and is expected to have annual sales of approximately $270 million.


   We contributed to the venture certain metal closure assets and liabilities, including our manufacturing plants in Evansville and Richmond, Indiana, in return for a 35% interest in the new company. Net sales for the two facilities that we contributed totaled approximately $88 million in 2000. After our contribution, we received a cash distribution of $32.4 million from the new company. As a result of this transaction we expect to record a gain during the third quarter of 2001. Also, beginning with the third quarter, we will no longer report the financial results of our remaining specialty packaging business as a separate segment and will include its remaining operations, which had net sales of $36 million in 2000, with our other businesses.


Manufacturing and Production


   As is the practice in the industry, most of our customers provide us with quarterly or annual estimates of products and quantities pursuant to which periodic commitments are given. These estimates enable us to effectively manage production and control working capital requirements. We schedule our production to meet customers' requirements. Because the production time for our products is short, the backlog of customer orders in relation to our sales is not material. As of August 22, 2001, we operated 59 manufacturing facilities, geographically dispersed throughout the United States and Canada, that serve the distribution needs of our customers.

  Metal Food Container Business


   The manufacturing operations of our metal food container business include cutting, coating, lithographing, fabricating, assembling and packaging finished cans. We use three basic processes to produce cans. The traditional three-piece method requires three pieces of flat metal to form a cylindrical body with a welded side seam, a bottom and a top. High integrity of the side seam is assured by the use of sophisticated electronic weld monitors and organic coatings that are thermally cured by induction and convection processes. The other two methods of producing cans start by forming a shallow cup that is then formed into the desired height using either the draw and iron process or the draw and redraw process. Using the draw and redraw process, we manufacture steel and aluminum two-piece cans, the height of which generally does not exceed the diameter. For cans the height of which is greater than the diameter, we manufacture steel two-piece cans by using a drawing and ironing process. Quality and stackability of these cans are comparable to that of the shallow two-piece cans described above. We manufacture can bodies and ends from thin, high-strength aluminum alloys and steels by utilizing proprietary tool and die designs and selected can making equipment.


  Plastic Container Business

   We utilize two basic processes to produce plastic containers. In the extrusion blowmolding process, pellets of plastic resin are heated and extruded into a tube of plastic. A two-piece metal mold is then closed around the plastic tube and high pressure air is blown into it causing a bottle to form in the mold's shape. In the injection and injection stretch blowmolding processes, pellets of plastic resin are heated and injected into a mold, forming a plastic preform. The plastic preform is then blown into a bottle-shaped metal mold, creating a plastic bottle.

   We also manufacture plastic closures, caps, sifters and fitments using runnerless injection molding technology. In this process, pellets of plastic resin are melted and forced under pressure into a mold, where they take the mold's shape. Our thermoformed plastic tubs are manufactured by melting pellets of plastic resin into a plastic sheet. The plastic sheets are then stamped by hot molds to form plastic tubs.

   We have state-of-the-art decorating equipment, including several of the largest sophisticated decorating facilities in the country. Our decorating methods for plastic containers are in-mold labeling, which applies a plastic film label to the bottle during the blowing process, and post-mold decoration. Post-mold decoration includes:

   . silk screen decoration which enables the applications of images in multiple colors to the bottle;

   . pressure sensitive decoration which uses a plastic film or paper label with an adhesive;

   . heat transfer decoration which uses a plastic coated label applied by heat; and

   . hot stamping decoration which transfers images from a die using metallic foils.

Raw Materials

   We do not believe that we are materially dependent upon any single supplier for any of our raw materials, and, based upon the existing arrangements with suppliers, our current and anticipated requirements and market conditions, we believe that we made adequate provisions for acquiring raw materials. Increases in the prices of raw materials have generally been passed along to our customers in accordance with our long-term supply arrangements and otherwise.

  Metal Food Container Business


   We use tin plated and chromium plated steel, aluminum, copper wire, organic coatings, lining compound and inks in the manufacture and decoration of our metal food container products. Our material requirements are supplied through purchase orders with suppliers with whom we have long-term relationships. If our suppliers fail to deliver under their arrangements, we would be forced to purchase raw materials on the open market, and no assurances can be given that we would be able to make the purchases at comparable prices or terms. We believe that we will be able to purchase sufficient quantities of steel and aluminum can sheet for the foreseeable future.

  Plastic Container Business

   The raw materials we use for the manufacture of plastic containers are primarily resins in pellet form such as virgin HDPE, virgin PET, recycled HDPE, recycled PET, polypropylene and, to a lesser extent, polystyrene, low density polyethylene, polyethylene terephthalate glycol, polyvinyl chloride and medium density polyethylene. Our resin requirements are acquired through multi-year arrangements for specific quantities of resins with several major suppliers of resins. The price that we pay for resin raw materials is not fixed and is subject to market pricing. We believe that we will be able to purchase sufficient quantities of resins for the foreseeable future.

Sales and Marketing

   Our philosophy has been to develop long-term customer relationships by acting in partnership with our customers, providing reliable quality and service. We market our products in most areas of North America primarily by a direct sales force and for our plastic container business, in part, through a network of distributors. Because of the high cost of transporting empty containers, our metal food and plastic container businesses generally sell to customers within a 300 mile radius of their manufacturing plants.


   In 2000, 1999, and 1998, approximately 12%, 12%, and 14%, respectively, of our sales were to Nestle, and approximately 11%, 11%, and 12%, respectively, of our sales were to Del Monte. Additionally, in 2000 and 1999, approximately 11% and 12%, respectively, of our sales were to Campbell. No other customer accounted for more than 10% of our total sales during those years.


  Metal Food Container Business

   We are the largest manufacturer of metal food containers in North America, with a unit sale market share in 2000 in the United States of approximately 46%. Our largest customers for this segment include Nestle, Del Monte, Campbell, Hormel Foods Corp., Kraft Foods Inc., ConAgra Foods Inc., Unilever, N.V., The Pillsbury Company, Dial and Agrilink.


   We have entered into multi-year supply arrangements with many of our customers, including Nestle, Del Monte, Campbell and several other major food producers. We estimate that approximately 80% of our projected metal food container sales in 2001 will be pursuant to multi-year supply arrangements. Historically, we have been successful in continuing these multi-year supply arrangements with our customers.


   Since our inception in 1987, we have supplied Nestle with substantially all of its U.S. metal container requirements. In 2000, our total sales of metal containers to Nestle were $222.0 million.


   We currently have three supply agreements with Nestle under which we supply Nestle with a large majority of its U.S. metal container requirements (representing approximately 9.2% of our total 2000 sales and, together with additional sales to Nestle under purchase orders, approximately 11.8% of our total 2000 sales). The terms of the Nestle agreements were recently extended for an additional seven years through 2008 for approximately half of the metal container sales under the Nestle agreements, in return for certain price reductions for metal containers that began in 2001. We believe that these price reductions will not materially affect our financial condition or results of operations. The terms of the Nestle agreements for the remaining metal containers currently supplied thereunder continue through 2004.



   The Nestle agreements provide for certain prices and specify that those prices will be increased or decreased based upon cost change formulas. These agreements contain provisions that require us to maintain levels of product quality, service and delivery in order to retain the business. In the event we breach any one of the agreements, Nestle may terminate the agreement but the other Nestle agreements would remain in effect.

   Under limited circumstances, Nestle may provide to us a competitive bid for metal containers sales under these agreements. We have the right to retain the business subject to the terms of the bid. In the event we choose not to match the bid, the Nestle agreements will terminate only with respect to the metal containers which are the subject of the bid.


   In connection with our acquisition of Del Monte's U.S. metal container manufacturing operations in December 1993, we entered into a supply agreement with Del Monte. Del Monte has agreed to purchase from us substantially all of its annual requirements for metal containers to be used for the packaging of food and beverages in the United States. The term of the Del Monte agreement continues until December 21, 2006. In 2000, our sales of metal containers to Del Monte amounted to $200.7 million.


   The Del Monte agreement provides certain prices for our metal containers and specifies that those prices will be increased or decreased based upon specified cost change formulas. Del Monte may, under certain circumstances, receive proposals from independent commercial can manufacturers for the supply of containers of a type and quality similar to the metal containers that we furnish to Del Monte. The proposals must be for the remainder of the term of the Del Monte agreement and for 100% of the annual volume of containers at one or more of Del Monte's processing facilities. We have the right to retain the business subject to the terms and conditions of the competitive proposal. In addition, during the term of our agreement, Del Monte is not permitted to purchase pursuant to the proposals more than 50% of its metal containers from any other suppliers.


   In connection with our June 1998 acquisition of the steel container manufacturing business of Campbell, we entered into a ten-year supply agreement with Campbell. Campbell has agreed to purchase from us substantially all of its steel container requirements to be used for the packaging of foods and beverages in the United States. In 2000, our sales of metal containers to Campbell were $201.0 million.


   The Campbell agreement provides certain prices for our containers supplied by us to Campbell and specifies that those prices will be increased or decreased based upon specified cost change formulas. The Campbell agreement permits Campbell, beginning in June 2003, to receive proposals from independent commercial can manufacturers for the supply of containers of a type and quality similar to the metal containers that we supply to Campbell. The proposals must be for the remainder of the term of the Campbell agreement and for 100% of the annual volume of containers at one or more of Campbell's food processing plants. We have the right to retain the business subject to the terms and conditions of the competitive proposal. Upon any material breach by us, Campbell has the right to terminate this agreement. In addition, Campbell has the right, at the end of the term of the Campbell agreement or upon the occurrence of specified material defaults under other agreements with Campbell, to purchase from us the assets used to manufacture containers for Campbell. These assets are located at the facilities we lease from Campbell. The purchase price for the assets would be determined at the time of purchase in accordance with an agreed upon formula that is based upon the net book value of the assets.


  Plastic Container Business

   We are one of the leading manufacturers of custom designed and stock HDPE and PET containers sold in North America. We market our plastic containers and plastic closures in most areas of North America through a direct sales force, through a large network of distributors and, more recently, through e-commerce.

   We are a leading manufacturer of plastic containers in North America for personal care products. More than 60% of our plastic containers are sold for personal care and health care products, such as hair care, skin care and oral care, and pharmaceutical products. Our largest customers in these product segments include Unilever Home and Personal Care North America (a unit of Unilever, N.V.), Pfizer Inc., The Procter & Gamble Company, Bristol-Myers Squibb Co., L'Oreal Retail Division of Cosmair, Inc., Avon Products Inc. and Johnson & Johnson.

   We also manufacture plastic containers for food and beverage, pet care and household and industrial chemical products. Customers in these product segments include The Procter & Gamble Company, Kraft Foods

Inc., Ralston Purina Company, S.C. Johnson & Sons, Inc. and The Clorox Company. In addition, we manufacture plastic closures, caps, sifters and fitments for food, household and pet care products, as well as thermoformed plastic tubs for personal care and household products. Customers in these product segments include Lipton (a unit of Unilever Home and Personal Care North America), The Kroger Company, McCormick & Co., Nice-Pak Products, Inc. and Ralston Purina Company.


   We have arrangements to sell some of our plastic containers and plastic closures to distributors, who in turn resell those products primarily to regional customers. Plastic containers sold to distributors are manufactured by using generic and custom molds with decoration added to meet the end users' requirements. The distributors' warehouses and their sales personnel enable us to market and inventory a wide range of such products to a variety of customers.


   We have written purchase orders or contracts for the supply of containers with the majority of our customers. In general, these purchase orders and contracts are for containers made from proprietary molds and are for a duration of one to seven years.

Competition

   The packaging industry is highly competitive. We compete in this industry with other packaging manufacturers as well as fillers, food processors and packers who manufacture containers for their own use and for sale to others. We attempt to compete effectively through the quality of our products, competitive pricing and our ability to meet customer requirements for delivery, performance and technical assistance.

   Because of the high cost of transporting empty containers, our metal food and our plastic container businesses generally sell to customers within a 300 mile radius of our manufacturing plants. Strategically located existing plants give us an advantage over competitors from other areas, but we could be disadvantaged by the relocation of a major customer.

  Metal Food Container Business

   Of the commercial metal food container manufacturers, Crown Cork and Seal Company, Inc. and Ball Corporation are our most significant national competitors. As an alternative to purchasing containers from commercial can manufacturers, customers have the ability to invest in equipment to self-manufacture their containers.

   Although metal containers face continued competition from plastic, paper, glass and composite containers, we believe that metal containers are superior to plastic and paper containers in applications where the contents are processed at high temperatures, where the contents are packaged in larger consumer or institutional quantities (8 to 64 oz.) or where long-term storage of the product is desirable. We also believe that metal containers are more desirable generally than glass containers because metal containers are more durable and less costly to transport.

  Plastic Container Business

   Our plastic container business competes with a number of large national producers of plastic containers and plastic closures for personal care, health care, pharmaceutical, household and industrial chemical, food, pet care, agricultural chemical, automotive and marine chemical products. These competitors include Owens-Illinois, Inc., Crown Cork and Seal Company, Inc., Plastipak Packaging Inc., Consolidated Container Company LLC and Rexam plc. To compete effectively in the constantly changing market for plastic bottles, we must remain current with, and to some extent anticipate, innovations in resin composition and applications and changes in the technology for the manufacturing of plastic bottles.

Employees


   As of December 31, 2000, we employed approximately 1,400 salaried and 6,100 hourly employees on a full-time basis. Approximately 48% of our hourly plant employees as of that date were represented by a variety of unions. In addition, as of December 31, 2000, in connection with our acquisition of Campbell's steel container manufacturing business, Campbell provided us with approximately 30 salaried and 300 hourly employees on a full-time basis at two of the facilities that we lease from Campbell.


   Our labor contracts expire at various times between 2001 and 2005. As of July 1, 2001, contracts covering approximately 7% of our hourly employees will expire during 2001. We expect no significant changes in our relations with these unions. Management believes that it has a good relationship with our employees.

Regulation

   We are subject to federal, state and local environmental laws and regulations. In general, these laws and regulations limit the discharge of pollutants into the environment and establish standards for the treatment, storage, and disposal of solid and hazardous waste. We believe that all of our facilities are either in compliance in all material respects with all presently applicable environmental laws and regulations or are operating in accordance with appropriate variances, delayed compliance orders or similar arrangements.


   In addition to costs associated with regulatory compliance, we may be held liable for alleged environmental damage associated with the past disposal of hazardous substances. Those that generate hazardous substances that are disposed of at sites at which environmental problems are alleged to exist, as well as the owners of those sites and other classes of persons, are subject to claims under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, or CERCLA, regardless of fault or the legality of the original disposal. CERCLA and many similar state statutes may hold a responsible party liable for the entire cleanup cost at a particular site even though that party may not have caused the entire problem. Other state statutes may impose proportionate rather than joint and several liability. The federal Environmental Protection Agency or a state agency may also issue orders requiring responsible parties to undertake removal or remedial actions at sites.


   We are also subject to the Occupational Safety and Health Act and other laws regulating noise exposure levels and other safety and health concerns in the production areas of our plants.


   On June 18, 2001, we received a fine from the Jefferson County, Alabama Department of Health for $2.3 million for alleged air violations at our Tarrant City, Alabama leased facility. The alleged violations stem from activities occurring during the facility's ownership by a predecessor owner, which we discovered and voluntarily disclosed to the Jefferson County agency last year. Initial review of the fine indicates that most of it is related to our alleged "economic benefit" for operating certain equipment without upgraded control devices that the former owner should have installed. Based on the discovery of these alleged violations, we filed an indemnity claim seeking to offset any costs or penalties we incur. We have filed a response to the fine which is being considered by Jefferson County and we are also reviewing all of our legal options. We do not expect to incur any liability in excess of the indemnification available to us.


   Our management does not believe that any of the regulatory matters described above individually or in the aggregate will have a material effect on our capital expenditures, earnings, financial position or competitive position.

Research and Product Development

   Our research, product development and product engineering efforts relating to our food container business are conducted at our research facility in Oconomowoc, Wisconsin. Our research, product development and product engineering efforts with respect to our plastic container business are performed by our manufacturing and engineering personnel located at our Norcross, Georgia facility. The amounts we have spent on research and development during the last three fiscal years are not material.

Properties

   Our principal executive offices are located at 4 Landmark Square, Stamford, Connecticut 06901. The administrative headquarters and principal places of business for our metal food container and plastic container businesses are located at 21800 Oxnard Street, Woodland Hills, California 91367 and 14515 N. Outer Forty, Chesterfield, Missouri 63017, respectively. We lease all of these offices.

   We own and lease properties for use in the ordinary course of business. The properties consist primarily of 34 operating facilities for the metal food container business and 25 operating facilities for the plastic container business. We own 26 of these facilities and lease 33. The leases expire at various times through 2020. Some of these leases provide renewal options as well as various purchase options.

   Below is a list of our operating facilities, including attached warehouses, as of August 22, 2001 for our metal food container business:

                                              Approximate Building Area
         Location                                   (square feet)
         --------                             -------------------------
         Tarrant, AL.........................      89,100 (leased)
         Kingsburg, CA.......................      35,600 (leased)
         Modesto, CA.........................      37,800 (leased)
         Modesto, CA.........................     128,000 (leased)
         Modesto, CA.........................     150,000 (leased)
         Riverbank, CA.......................     167,000
         Sacramento, CA......................     284,900 (leased)
         Stockton, CA........................     243,500
         Broadview, IL.......................      85,000
         Hoopeston, IL.......................     323,000
         Rochelle, IL........................     175,000
         Waukegan, IL........................      40,000 (leased)
         Hammond, IN.........................     158,000 (leased)
         Laporte, IN.........................     144,000 (leased)
         Fort Madison, IA....................      65,000
         Ft. Dodge, IA.......................     155,200 (leased)
         Benton Harbor, MI...................      20,200 (leased)
         Savage, MN..........................     160,000
         St. Paul, MN........................     470,000
         Mt. Vernon, MO......................     100,000
         Northtown, MO.......................     111,700 (leased)
         St. Joseph, MO......................     173,700
         Maxton, NC..........................     231,800 (leased)
         Edison, NJ..........................     260,000
         Lyons, NY...........................     149,700
         Napoleon, OH........................     339,600 (leased)
         Crystal City, TX....................      26,000 (leased)
         Paris, TX...........................     266,300 (leased)
         Toppenish, WA.......................     105,000
         Menomonee Falls, WI.................     116,000
         Menomonie, WI.......................     129,400 (leased)
         Oconomowoc, WI......................     105,200
         Plover, WI..........................      91,400 (leased)
         Waupun, WI..........................     212,000

   Below is a list of our operating facilities, including attached warehouses, as of August 22, 2001 for our plastic container business:



                                                       Approximate Building Area
         Location                                            (square feet)
         --------                                      -------------------------
         Anaheim, CA.................................. 127,000 (leased)
         Valencia, CA.................................  93,000 (leased)
         Deep River, CT............................... 140,000
         Norwalk, CT..................................  14,400 (leased)
         Monroe, GA................................... 139,600
         Norcross, GA.................................  59,000 (leased)
         Flora, IL....................................  56,400
         Woodstock, IL................................ 186,700 (leased)
         Ligonier, IN................................. 469,000 (276,000 leased)
         Plainfield, IN............................... 106,000 (leased)
         Seymour, IN.................................. 431,000
         Franklin, KY................................. 122,000 (leased)
         Cape Girardeau, MO...........................  70,000 (leased)
         Penn Yan, NY................................. 100,000
         Ottawa, OH................................... 267,000
         Port Clinton, OH............................. 257,400 (leased)
         Langhorne, PA................................ 156,000 (leased)
         Houston, TX.................................. 335,000
         Richmond, VA.................................  70,000 (leased)
         Triadelphia, WV.............................. 177,000
         Mississauga, Ontario.........................  75,000 (leased)
         Mississauga, Ontario.........................  62,600 (leased)
         Scarborough, Ontario......................... 117,000
         Lachine, Quebec.............................. 113,300 (leased)
         Lachine, Quebec..............................  77,800 (leased)



   We own and lease other warehouse facilities that are detached from our manufacturing facilities. We believe that our plants, warehouses and other facilities are in good operating condition, adequately maintained, and suitable to meet our present needs and future plans. We believe that we have sufficient capacity to satisfy the demand for our products in the foreseeable future. To the extent that we need additional capacity, we believe that we can convert certain facilities to continuous operation or make the appropriate capital expenditures to increase capacity.


   All of our U.S. facilities are subject to liens in favor of the banks under our U.S. credit agreement, and all of our Canadian facilities are subject to liens in favor of the banks under our Canadian credit agreement.

Legal Proceedings

   We are a party to routine legal proceedings arising in the ordinary course of our business. We are not a party to, and none of our properties are subject to, any pending legal proceedings which could have a material adverse effect on our business or financial condition.

                                  MANAGEMENT

Our Directors and Executive Officers

   The following table sets forth certain information (ages as of December 31, 2000) concerning our directors and executive officers. We are a holding company and our operations are conducted through Silgan Containers and Silgan Plastics, each of which has its own independent management.


Name                          Age                   Position
----                          ---                   --------
R. Philip Silver............. 58  Chairman of the Board and Co-Chief Executive
                                    Officer and Director
D. Greg Horrigan............. 57  President and Co-Chief Executive Officer and
                                    Director
Leigh J. Abramson............ 32  Director
James S. Hoch................ 40  Director
Thomas M. Begel.............. 58  Director
Jeffrey C. Crowe............. 54  Director
Harley Rankin, Jr............ 61  Executive Vice President, Chief Financial
                                    Officer and Treasurer
Frank W. Hogan, III.......... 40  Vice President, General Counsel and Secretary
Glenn A. Paulson............. 57  Vice President--Corporate Development
Nancy Merola................. 38  Vice President and Controller


   Upon the consummation of this offering, James S. Hoch will be resigning as a director and the vacancy on our board resulting therefrom will be filled in accordance with the terms of our amended and restated principals stockholders agreement and our certificate of incorporation.

Executive Officers of Silgan Containers

   The following table sets forth certain information (ages as of December 31, 2000) concerning the executive officers of Silgan Containers.

Name                          Age                Position
----                          ---                --------
James D. Beam................ 57  President
Gary M. Hughes............... 58  Executive Vice President
Gerald T. Wojdon............. 64  Executive Vice President
L. Geoffrey Greulich......... 39  Senior Vice President
Michael A. Beninato.......... 52  Vice President--Supply Chain Management
Joseph A. Heaney............. 47  Vice President--Finance
H. Schuyler Todd............. 60  Vice President--Human Resources
John Wilbert................. 42  Vice President--Operations

Executive Officers of Silgan Plastics

   The following table sets forth certain information (ages as of December 31, 2000) concerning the executive officers of Silgan Plastics.


Name                          Age              Position
----                          ---              --------
Russell F. Gervais........... 57  President
Alan H. Koblin............... 48  Senior Vice President
Charles Minarik.............. 63  Senior Vice President--Commercial
                                  Development
Colleen J. Jones............. 40  Senior Vice President--Finance and
                                  Administration
Emidio DiMeo................. 41  Senior Vice President
Thomas Richmond.............. 42  Senior Vice President
Donald E. Bliss.............. 49  Vice President--Sales
Howard H. Cole............... 55  Vice President--Human Resources and
                                  Administration

   Mr. Silver has been our Chairman of the Board and Co-Chief Executive Officer since March 1994. Mr. Silver is one of our founders and was formerly our President. Mr. Silver has been a director since our inception. Mr. Silver has been a director of Silgan Containers since its inception in August 1987 and Vice President of Silgan Containers since May 1995. Mr. Silver has been a director of Silgan Plastics since its inception in August 1987 and Chairman of the Board of Silgan Plastics since March 1994. Prior to founding Silgan Holdings in 1987, Mr. Silver was a consultant to the packaging industry. Mr. Silver was President of Continental Can Company from June 1983 to August 1986.


   Mr. Horrigan has been our President and Co-Chief Executive Officer since March 1994. Mr. Horrigan is one of our founders and was formerly our Chairman of the Board. Mr. Horrigan has been a director since our inception. Mr. Horrigan has been Chairman of the Board of Silgan Containers and a director of Silgan Plastics since their inception in August 1987. Mr. Horrigan was Executive Vice President and Operating Officer of Continental Can Company from 1984 to 1987.

   Mr. Abramson has been one of our directors since September 1996. He has been with Morgan Stanley & Co. Incorporated and Morgan Stanley Private Equity since 1990 and has been an Executive Director of Morgan Stanley & Co. Incorporated and Morgan Stanley Private Equity since 2000. Mr. Abramson is also a director of Weblink Wireless, Inc., Smurfit Stone Container Corp. and several private companies.

   Mr. Hoch has been one of our directors since February 2001. He was previously a director from January 1991 until September 1996. Mr. Hoch has been with Morgan Stanley & Co. Incorporated since 1982 and has been a Managing Director of Morgan Stanley & Co. Incorporated since December 1999. Mr. Hoch is also a director of PrimaCom AG, Choice One Communications, Inc. and several private companies.

   Mr. Begel has been one of our directors since May 1997. Mr. Begel has been Chairman and Chief Executive Office of TMB Industries since 1989 and has been Chairman, President and Chief Executive Office of Transportation Technologies Industries Inc. (formerly known as Johnstown America Industries, Inc.) since 1991. Mr. Begel was Chairman, President and Chief Executive Officer of The Pullman Company until its acquisition in 1998. From 1981 to 1983, Mr. Begel was Senior Vice President of the Engineered Products Group of the Signal Companies, Inc. and Senior Vice President of Wheelabrator-Frye, Inc.

   Mr. Crowe has been one of our directors since May 1997. Mr. Crowe has been Chairman of the Board, President and Chief Executive Officer of Landstar System, Inc., or Landstar, since April 1991, and President and Chief Executive Officer of Landstar System Holdings, Inc., or LSHI, since June 1989 and Chairman of LSHI since March 1991. Mr. Crowe has also been President of Signature Insurance Company, a subsidiary of LSHI, since February 1997. Mr. Crowe has served as Chairman of the National Defense Transportation Association since October 1993. From November 1989 to November 1998, Mr. Crowe served in a number of capacities at the American Trucking Association, Inc., or ATA, including Director, Secretary and as a member of the ATA Executive Committee. Mr. Crowe has served as a Director of the National Chamber Foundation since November 1997, a Director of the U.S. Chamber of Commerce since February 1998 and a Director of Sun Trust Bank North-Florida, N.A. since January 1999.


   Mr. Rankin has been our Executive Vice President and Chief Financial Officer since our inception and our Treasurer since January 1992. Mr. Rankin has indicated his intention to retire at the end of this year. Mr. Rankin has been Vice President of Silgan Containers and Silgan Plastics since January 1991 and May 1991, respectively, and was Treasurer of Silgan Plastics from January 1994 to December 1994. Prior to joining us, Mr. Rankin was Senior Vice President and Chief Financial Officer of Armtek Corporation. Mr. Rankin was Vice President and Chief Financial Officer of Continental Can Company from November 1984 to August 1986.


   Mr. Hogan has been our Vice President, General Counsel and Secretary since June 1997. Mr. Hogan has also been Vice President, General Counsel and Secretary of Silgan Containers and Silgan Plastics since June 1997. From September 1995 until June 1997, Mr. Hogan was a partner at the law firm of Winthrop, Stimson, Putnam & Roberts. From April 1988 to September 1995, Mr. Hogan was an associate at that firm.

   Mr. Paulson has been our Vice President--Corporate Development since January 1996. Mr. Paulson has also been Vice President of Silgan Containers since January 1999. Mr. Paulson was employed by Silgan Containers to manage the transition of AN Can from August 1995 to December 1995. From January 1989 to July 1995, Mr. Paulson was employed by ANC, last serving as Senior Vice President and General Manager, Food Metal and Specialty, North America. Prior to his employment with ANC, Mr. Paulson was President of the beverage packaging operations of Continental Can Company.

   Ms. Merola has been our Vice President and Controller since October 2000. From February 2000 to October 2000, Ms. Merola was Manager, Reporting and Specialized Accounting, for Texaco Inc. Previously, Ms. Merola was Director, Corporate Accounting and Headquarters Planning, at RJR Nabisco Holdings, Inc. since January 1997. From September 1995 to January 1997, Ms. Merola was Financial Manager--Operations Finance at Kraft Foods Inc., a subsidiary of Philip Morris Companies Inc. From 1989 to 1995, Ms. Merola held various positions with Philip Morris Companies Inc., last serving as Manager, Financial Planning and Analysis.

   Mr. Beam has been President of Silgan Containers since July 1990. From September 1987 to July 1990, Mr. Beam was Vice President--Marketing & Sales of Silgan Containers. Mr. Beam was Vice President and General Manager of Continental Can Company, Western Food Can Division, from March 1986 to September 1987.

   Mr. Hughes has been Executive Vice President of Silgan Containers since January 1998. Previously, Mr. Hughes was Vice President--Sales & Marketing of Silgan Containers since July 1990. From February 1988 to July 1990, Mr. Hughes was Vice President, Sales and Marketing of the Beverage Division of Continental Can Company. Prior to February 1988, Mr. Hughes was employed by Continental Can Company in various sales positions.

   Mr. Wojdon has been Executive Vice President of Silgan Containers since January 1998. Previously, Mr. Wojdon was Vice President--Operations of Silgan Containers since September 1987. From August 1982 to August 1987, Mr. Wojdon was General Manager of Manufacturing of the Can Division of the Carnation Company.

   Mr. Greulich has been Senior Vice President of Silgan Containers since July 2000. From October 1998 to June 2000 he was Vice President of Corporate Development for American Business Products Corp. Prior to that, Mr. Greulich was employed by Tenneco Packaging, a unit of Tenneco Inc., last serving as Regional Operations Director.

   Mr. Beninato has been Vice President--Supply Chain Management of Silgan Containers since January 2001. Prior to that, Mr. Beninato was Director of Production Planning and Warehousing of Silgan Containers from August 1995 to January 2001. Prior to joining Silgan Containers in August 1995, Mr. Beninato was employed by ANC for over 28 years in various production control positions.

   Mr. Heaney has been Vice President--Finance of Silgan Containers since October 1995. From September 1990 to October 1995, Mr. Heaney was Controller, Food Metal and Specialty Division of ANC. From August 1977 to August 1990, Mr. Heaney was employed by ANC and American Can Company in various divisional, regional and plant finance/accounting positions.

   Mr. Todd has been Vice President--Human Resources of Silgan Containers since April 1999. From September 1987 to April 1999, Mr. Todd was Director of Human Resources of Silgan Containers. Previously, Mr. Todd was employed for approximately eleven years by the Can Division of the Carnation Company as Industrial Relations Manager.

   Mr. Wilbert has been Vice President--Operations of Silgan Containers since January 1998. From October 1992 to January 1998, Mr. Wilbert was Area Manager of Operations of Silgan Containers. Prior to 1992, Mr. Wilbert was employed by Silgan Containers in various positions.

   Mr. Gervais has been President of Silgan Plastics since December 1992. From September 1989 to December 1992, Mr. Gervais was Vice President--Sales & Marketing of Silgan Plastics. From March 1984 to September 1989, Mr. Gervais was President and Chief Executive Officer of Aim Packaging, Inc.

   Mr. Koblin has been Senior Vice President of Silgan Plastics since January 2000. Previously, Mr. Koblin was Vice President--Sales & Marketing of Silgan Plastics since December 1994. From 1992 to 1994, Mr. Koblin was Director of Sales & Marketing of Silgan Plastics. From 1990 to 1992, Mr. Koblin was Vice President of Churchill Industries.

   Mr. Minarik has been Senior Vice President--Commercial Development of Silgan Plastics since January 2000. Previously, he was Vice President--Operations and Commercial Development of Silgan Plastics since May 1993. From February 1991 to August 1992, Mr. Minarik was President of Wheaton Industries Plastics Group. Mr. Minarik was Vice President--Marketing of Constar International, Inc. from March 1983 to February 1991.

   Ms. Jones has been Senior Vice President--Finance and Administration of Silgan Plastics since October 2000. Prior to that, Ms. Jones was Vice President--Finance of Silgan Plastics since December 1994. From November 1993 to December 1994, Ms. Jones was Corporate Controller of Silgan Plastics and from July 1989 to November 1993, she was Manager--Finance of Silgan Plastics. From July 1982 to July 1989, Ms. Jones was an Audit Manager for Ernst & Young LLP.

   Mr. DiMeo has been Senior Vice President of Silgan Plastics and of Silgan Plastics Canada Inc. since October 2000. Prior to that, Mr. DiMeo was Vice President of Silgan Plastics Canada Inc. since May 1999. From April 1997 to May 1999, Mr. DiMeo was General Manager of Silgan Plastics Canada Inc. From March 1995 to April 1997, Mr. DiMeo was President and General Manager of Rexam Containers Limited of Canada.

   Mr. Richmond has been Senior Vice President of Silgan Plastics since October 2000. Previously, Mr. Richmond was President of RXI from October 1995 to October 2000. From January 1993 to October 1995, Mr. Richmond was Executive Vice President of Plastic Engineered Components. From February 1991 to January 1993, he was Vice President and General Manager of Berry Plastics Corporation. From October 1988 to February 1991, Mr. Richmond was Vice President and General Manager of Carnaud Metalbox in the United States. Prior to that, he was employed by American Can Company since September 1979, last serving as an Area Manager.

   Mr. Bliss has been Vice President--Sales of Silgan Plastics since January 2000. From November 1993 to December 1999, Mr. Bliss was National Sales Director at Silgan Plastics. Prior to that, Mr. Bliss was employed by Graham Packaging Company, last serving as Regional Sales Director.

   Mr. Cole has been Vice President--Human Resources and Administration and Assistant Secretary of Silgan Plastics since September 1987. From April 1986 to September 1987, Mr. Cole was Manager of Personnel of the Monsanto Engineered Products Division of Monsanto Company.

                PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDER


   The following table sets forth information, as of August 20, 2001, regarding the beneficial ownership of the common stock prior to the offering and after the offering as adjusted to reflect the sale of the shares of common stock offered hereby, by each person who is known by us to own beneficially more than 5% of the outstanding shares of our common stock and:


   .   by each of our current directors;

   . by each named executive officer named in the summary compensation table of our definitive Proxy Statement dated April 24, 2001;

   .   by all executive officers and directors as a group; and

   .   by the selling stockholder.

   Except as otherwise described below, each of the persons named in the table has sole voting and investment power with respect to the securities beneficially owned.


                                      Before the Offering                      After the Offering(1)
               .                 -----------------------------               -------------------------
                                                                              Number of
                                 Number of Shares Percentage of               Shares of   Percentage of
                                 Of Common Stock  Common Stock               Common Stock Common Stock
                                   Beneficially   Beneficially  Shares to be Beneficially Beneficially
                                      Owned         Owned(2)     Offered(3)     Owned       Owned(2)
                                 ---------------- ------------- ------------ ------------ -------------
R. Philip Silver(4)(5)..........     3,603,244        20.25%             0    3,603,244       20.25%
D. Greg Horrigan(4)(5)..........     3,603,244        20.25%             0    3,603,244       20.25%
Leigh J. Abramson(6)(7).........     5,835,842        32.80%             0    1,735,842        9.76%
Thomas M. Begel(6)(8)...........         2,100          *                0        2,100         *
Jeffrey C. Crowe(6).............         2,000          *                0        2,000         *
James S. Hoch(6)(7).............     5,835,842        32.80%             0    1,735,842        9.76%
Harley Rankin, Jr.(9)...........       128,510          *                0      128,510         *
James D. Beam(10)...............       247,273         1.39%             0      247,273        1.39%
Russell F. Gervais(11)..........       135,312          *                0      135,312         *
The Morgan Stanley Leveraged
  Equity Fund II, L.P.(12)......     5,835,842        32.80%     4,100,000    1,735,842        9.76%
Brookside Capital Partners Fund,
  L.P.(13)......................     1,135,150         6.38%             0    1,135,150        6.38%
All officers and directors as a
  group(14).....................    13,921,056        76.31%             0    9,821,056       53.83%

--------
(1) Assumes no purchase of shares in the offering and no exercise of the underwriters' over-allotment option.
(2) An asterisk denotes beneficial ownership of 1% or less of the common stock.
(3) If the underwriters' over-allotment option is exercised in full, the number of shares to be offered by the selling stockholder will be 4,592,000.

(4) Director of Silgan Holdings, Silgan Containers and Silgan Plastics. Messrs. Silver and Horrigan currently intend to vote their shares as a block. Each of Mr. Silver and Mr. Horrigan has sole investment power over 3,449,045.7 shares of common stock. As the sole general partner of Silver Family Limited Partnership, Mr. Silver shares investment power with Silver Family Limited Partnership over the 154,198.3 shares of common stock owned by the Silver Family Limited Partnership. As the sole general partner of Horrigan Family Limited Partnership, Mr. Horrigan shares investment power with Horrigan Family Limited Partnership over the 154,198.3 shares of common stock owned by the Horrigan Family Limited Partnership. In addition to the shares included in the above table, Messrs. Silver and Horrigan share voting and investment power with S&H over one share of common stock owned by S&H. The address for each of Messrs. Silver and Horrigan is 4 Landmark Square, Stamford, Connecticut 06901.

(5) Messrs. Silver and Horrigan, Silver Family Limited Partnership and Horrigan Family Limited Partnership share voting power with respect to (i) 3,449,045.7 shares of common stock owned by Mr. Silver; (ii) 3,449,045.7 shares of common stock owned by Mr. Horrigan; (iii) 154,198.3 shares of common stock owned by Silver Family Limited Partnership; and (iv) 154,198.3 shares of common stock owned by Horrigan Family Limited Partnership. In the aggregate after completion of the offering, each of Messrs. Silver and Horrigan, Silver Family Limited Partnership and Horrigan Family Limited Partnership will share voting power with respect to 7,206,488 shares of common stock.
(6) Director of the Company. Upon the consummation of this offering, Mr. Hoch will be resigning as a director.

(7) Consists entirely of shares of common stock held by MSLEF II. Messrs. Abramson and Hoch disclaim beneficial ownership of those shares.

(8) Includes 100 shares of common stock held of record by Mr. Begel's son.

(9) Includes 84,389 shares of common stock owned by Mr. Rankin and 22,838 shares of common stock that may be acquired by Mr. Rankin through the exercise of (i) vested stock options granted pursuant to the Stock Option Plan and (ii) stock options granted pursuant to the Stock Option Plan that will vest within 60 days after August 20, 2001. In addition, as the sole general partner of Rankin Limited Partnership, Mr. Rankin shares investment power with Rankin Limited Partnership over 21,283 shares of common stock owned by the Rankin Limited Partnership.


(10)Includes 223,273 shares of common stock owned by Mr. Beam and 24,000 shares of common stock that may be acquired by Mr. Beam through the exercise of
    (i) vested stock options granted pursuant to the Stock Option Plan and (ii) stock options granted pursuant to the Stock Option Plan that will vest within 60 days after August 20, 2001.


(11)Includes 50 shares of common stock owned by Mr. Gervais and 135,262 shares of common stock that may be acquired by Mr. Gervais through the exercise of
    (i) vested stock options granted pursuant to the Stock Option Plan and (ii) stock options granted pursuant to the Stock Option Plan that will vest within 60 days after August 20, 2001.

(12)After completion of the offering, MSLEF II will have sole investment power over 1,735,842 shares of common stock held of record by it. By virtue of their affiliate relationships with MSLEF II, MSLEF II, Inc., the general partner of MSLEF II, and Morgan Stanley Dean Witter & Co., the parent company of MSLEF II, Inc., may be deemed to have shared voting and investment power with respect to any shares of common stock over which MSLEF II has voting and investment power. The address for each of The Morgan Stanley Leveraged Equity Fund II, L.P. and Morgan Stanley Leveraged Equity Fund II, Inc. is 1221 Avenue of the Americas, New York, New York 10020. The address for Morgan Stanley Dean Witter & Co. is 1585 Broadway, New York, New York 10036.
(13)Information is based solely upon our review of Amendment No. 2 to Schedule 13G filed by Brookside Capital Partners Fund, L.P. with the Securities and Exchange Commission on or about February 14, 2000. The address for Brookside Capital Partners Fund, L.P. as reported in its Amendment No. 2 to
    Schedule 13G is Two Copley Place, Boston, Massachusetts 02116.

(14)Includes 452,449 shares of common stock that may be acquired through the exercise of (i) vested stock options granted pursuant to the Stock Option Plan and (ii) stock options granted pursuant to the Stock Option Plan that will vest within 60 days after August 20, 2001. Also includes 5,835,842 shares of common stock held by MSLEF II before the offering and 1,735,842 shares of common stock to be held by MSLEF II after the offering for which beneficial ownership may be attributable to Messrs. Abramson and Hoch. Messrs. Abramson and Hoch disclaim beneficial ownership of those shares.

                         DESCRIPTION OF CAPITAL STOCK

General


   We are incorporated under the laws of the State of Delaware. We are authorized to issue 100,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. As of August 20, 2001, there were 17,790,593 shares of common stock issued and outstanding and 1,896,683 shares of common stock reserved for issuance upon exercise of options. There are no shares of preferred stock outstanding.


Common Stock


   Each outstanding share of common stock entitles the holder thereof to one vote on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors; consequently, the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election. Holders of common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for dividends.


   In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in the assets remaining after provision for payment of liabilities to creditors and obligations to holders of preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights and are not liable for further calls or assessments.

   In addition, any action taken by the holders of common stock must be taken at a meeting and may not be taken by consent in writing, and a special meeting of the stockholders may only be called by our Chairman of the Board or our President or by a majority of the board of directors, and may not be called by the holders of common stock.

Preferred Stock

   Our board of directors, without stockholder authorization, is authorized to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the preferences, rights and privileges of the preferred stock, including any:

   .   dividend rights;

   .   conversion rights;

   .   voting rights;

   .   redemption rights;

   .   terms of any sinking fund provisions;

   .   liquidation preferences; and


   . the number of shares constituting a series and the designation of the series.


   The board of directors may, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of common stock. Currently, there are no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Agreements with Principal Stockholders


   We, along with Messrs. Silver and Horrigan, MSLEF II and Bankers Trust Corporation, or BTC, are parties to a stockholders agreement that provides for certain registration rights. In addition, we and Messrs. Silver and Horrigan are parties to an amended and restated principals stockholders agreement that provides for director nomination rights. We and MSLEF II are also parties to a letter agreement that provides for director nomination rights. Each of the amended and restated principals stockholders agreement and the letter agreement with MSLEF II becomes effective immediately upon the consummation of this offering.



   There are no voting agreements between MSLEF II, on the one hand, and Messrs. Silver and Horrigan, on the other hand, with respect to the election of any director nominees designated by Messrs. Silver and Horrigan and MSLEF II pursuant to the agreements. The following is a summary of the material provisions of the foregoing agreements.


  Stockholders Agreement


   The stockholders agreement provides that for a period of eight years after our IPO, which occurred on February 14, 1997, MSLEF II has the right to demand two separate registrations of its shares of common stock. That demand right terminates when MSLEF II, together with its affiliates, owns less than five percent (5%) of the issued and outstanding shares of common stock. We have prepared and filed a registration statement of which this prospectus forms a part in response to the exercise by MSLEF II of one of its demand registration rights under the stockholders agreement.


   If we decide at any time during the period of eight years after the IPO to register additional shares of common stock (other than in connection with certain non-underwritten offerings), we must offer each of MSLEF II, BTC and Messrs. Silver and Horrigan the opportunity to register shares of common stock they hold in a "piggyback registration."

  Amended and Restated Principals Stockholders Agreement

   The amended and restated principals stockholders agreement among us and Messrs. Silver and Horrigan provides that:

   . so long as Messrs. Silver and Horrigan and their respective affiliates, family transferees and estates, who are collectively defined in the letter agreement as the Group, hold at least one-half of the number of shares of common stock held by them in the aggregate immediately prior to the IPO, then the Group will have the right to designate two director nominees to our board of directors; and


   . so long as the Group holds less than one-half of the number of shares of common stock held by it in the aggregate immediately prior to the IPO and until the time that it holds less than five percent (5%) of the outstanding common stock, then the Group will have the right to designate one director nominee to our board of directors.


   For so long as the Group holds at least one-half of the number of shares of common stock held by it immediately prior to the IPO, one of the Group's nominees must be either Mr. Silver or Mr. Horrigan. For so long as the Group holds less than one-half of the number of shares of common stock held by it immediately prior to the IPO but at least five per cent (5%) of the outstanding common stock, the nominee must be either Mr. Silver or Mr. Horrigan.


   In addition, for so long as the Group holds at least one-half of the number of shares of common stock held by it immediately prior to the IPO, the Group will have the right to designate all of the remaining director nominees to our board of directors other than the director nominee to be designated by MSLEF II under the letter agreement with MSLEF II as described below and other than those referred to in the two immediately-preceding paragraphs. At the time that the Group holds less than one-half of the number of shares of common stock held by it immediately prior to the IPO, it will no longer have the right to designate the remaining director nominees.


   After completion of the offering, the Group will continue to hold all of the shares of common stock held by it in the aggregate immediately prior to the IPO. Messrs. Silver and Horrigan have agreed that in the event either of them dies or becomes disabled, the other member of the Group shall be entitled to exercise all rights on behalf of the Group under the amended and restated principals stockholders agreement.

  Letter Agreement with MSLEF II

   The letter agreement between MSLEF II and us provides that for so long as MSLEF II and its affiliates hold at least five percent (5%) of the outstanding common stock, then MSLEF II shall have the right to designate one director nominee to our board of directors.

   The nominee must be either:

   . an employee of Morgan Stanley & Co. Incorporated whose primary responsibility is managing investments for MSLEF II (or a successor or related partnership); or


   . a person reasonably acceptable to Silgan Holdings who is not engaged in a business that competes with us.



   After completion of the offering, MSLEF II and its affiliates will own 9.76% of the outstanding common stock (or 6.99% if the underwriters exercise their over-allotment option in full).


Section 203 of the Delaware General Corporation Law

   Section 203 of the General Corporation Law of the State of Delaware provides, in general, that a stockholder acquiring more than 15% of the outstanding voting stock of a corporation subject to Section 203 but less than 85% of such stock is an interested stockholder. An interested stockholder may not engage in certain business combinations with the corporation for a period of three years subsequent to the date on which the stockholder became an interested stockholder, unless:


   . prior to the date the corporation's board of directors approved either the business combination or the transaction in which the stockholder became an interested stockholder; or


   . the business combination is approved by the corporation's board of directors and authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not including the stock held by the interested stockholder.

Limitations on Directors' Liability

   Our Restated Certificate of Incorporation contains a provision which eliminates the personal liability of a director for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director for:

   .   any breach of the director's duty of loyalty to us or our stockholders;

   . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

   .   unlawful dividends or unlawful stock repurchases or redemptions; or

   . any transaction from which the director derived an improper personal benefit.

This last provision offers persons who serve on our board of directors protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above), including grossly negligent business decisions made in connection with takeover proposals.

   As a result of this provision, the ability to successfully prosecute an action against a director for a breach of his duty of care has been limited. The provision does not affect, however, the availability of equitable remedies such as an injunction or recision based upon a director's breach of his duty of care. The Securities and Exchange Commission has taken the position that the provision will have no effect on claims arising under the federal securities laws.

   In addition, our Restated Certificate of Incorporation and Amended and Restated By-Laws provide mandatory indemnification rights, subject to limited exceptions, to any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that the person is or was one of our directors or officers, or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The indemnification rights include reimbursement for expenses incurred by the person in advance of the final disposition of the proceeding in accordance with the applicable provisions of the Delaware General Corporation Law.


Transfer Agent and Registrar

   The Bank of New York is the transfer agent and registrar for our common stock.

                        SHARES ELIGIBLE FOR FUTURE SALE


   As of August 20, 2001, we had 17,790,593 shares of common stock outstanding. Of these shares, 8,848,263 shares of common stock (9,340,263 shares of common stock if the underwriters' over-allotment option is exercised in full) will be freely tradeable after the offering without restrictions or further registration under the Securities Act, unless such shares are purchased by our "affiliates" (as that term is defined under the Securities Act). The 8,942,330 shares of common stock to be owned by Messrs. Silver and Horrigan and MSLEF II after the offering (8,450,330 shares, if the underwriters' over-allotment option is exercised in full) are "restricted securities" as defined in Rule 144 under the Securities Act. These restricted shares may only be sold if they are registered under the Securities Act or under an exemption from registration, such as the exemption provided by Rule 144.


   In general, under Rule 144 as currently in effect, any of our affiliates would be entitled to sell within any three-month period a number of shares that does not exceed:

   . the greater of 1% of the outstanding shares of our common stock, which would be approximately 177,906 shares based upon the number of shares outstanding after this offering; and

   . the reported average weekly trading volume in the common stock during the four weeks preceding the date on which notice of the sale was filed under Rule 144.


   Sales under Rule 144 are also subject to manner of sale restrictions, volume limitations and notice requirements and to the availability of current public information concerning us.



   Our affiliates must comply with the requirements of Rule 144, including the one-year holding period requirement, to sell shares of common stock that are restricted securities. Furthermore, if a period of at least two years has elapsed from the date restricted securities were acquired from us or one of our affiliates, a holder of restricted securities who is not an affiliate of ours at the time of the sale and has not been an affiliate of ours at any time during the three months prior to the proposed sale, would be entitled to sell the restricted shares without regard to the volume limitation and other conditions described above. Accordingly, after the expiration of three months after the consummation of this offering, the shares still owned by MSLEF II will be freely tradeable without regard to the applicable Rule 144 limitations or conditions.



   All shares of common stock owned by each of Messrs. Silver and Horrigan and MSLEF II are eligible (subject to the 90 day lock-up arrangement described below) for sale in the public market pursuant to a registration statement or in accordance with the volume, manner of sale and other conditions of, Rule 144 described above. Pursuant to the stockholders agreement, we have granted MSLEF II and Messrs. Silver and Horrigan registration rights with respect to the shares of common stock owned by them.



   The selling stockholder and Messrs. Silver and Horrigan have agreed that, subject to exceptions, they will not offer, sell or otherwise dispose of any shares of common stock, other than in the offering, or any security convertible into or exchangeable or exercisable for shares of common stock without the prior written consent of Deutsche Banc Alex. Brown Inc. and Morgan Stanley & Co. Incorporated on behalf of the underwriters for a period of 90 days after the date of this prospectus.


   We have registered under the Securities Act the shares of common stock issuable upon the exercise of options granted pursuant to our Stock Option Plan.


   The offering will substantially increase the number of shares of common stock available for purchase and sale in the public market. Sales of substantial amounts of common stock or the availability of shares for sale could adversely affect prevailing market prices of the common stock and our ability to issue additional equity securities.

                             PLAN OF DISTRIBUTION

   Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Deutsche Banc Alex. Brown Inc., Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. are acting as representatives, have severally agreed to purchase, and the selling stockholder has agreed to sell to them, severally, the respective number of shares of common stock set forth opposite the names of the underwriters below:

           Name                                     Number of Shares
           ----                                     ----------------
           Deutsche Banc Alex. Brown Inc...........
           Morgan Stanley & Co. Incorporated.......
           Salomon Smith Barney Inc................
              Total................................

   The underwriters are offering the shares of common stock subject to their acceptance of shares from the selling stockholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of specific legal matters by their counsel and to other conditions. The underwriters are obligated to purchase all of the shares of common stock offered by this prospectus if any shares are taken. However, the underwriters are not required to purchase the shares covered by the underwriters' over-allotment option described below.

   The underwriters initially propose to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may also offer the shares to securities dealers at
a price that represents a concession not in excess of $    per share under the
public offering price. No underwriter will allow, and no dealer will reallow, a concession to other underwriters or to dealers. After the initial offering of the shares, the offering price and other selling terms may from time to time be changed by the representatives.

   The selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 492,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares offered by this prospectus. To the extent this option is exercised, each underwriter will become obligated, subject to specified conditions, to purchase about the same percentage of the additional shares as the number set forth next to the underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public for this offering would be
$    and total proceeds to the selling stockholder would be $   .

   The following table shows the fees to be paid to the underwriters by the selling stockholder in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock:

                                        Per Share No Exercise Full Exercise
                                        --------- ----------- -------------
     Payable by the selling stockholder     $          $            $

   Expenses of this offering (including the registration fees and the fees of financial printers, counsel and accountants) to be paid by us are expected to be approximately $ .

   We, R. Philip Silver, D. Greg Horrigan and the selling stockholder each have agreed that, without the prior written consent of Deutsche Banc Alex. Brown Inc. and Morgan Stanley & Co. Incorporated on behalf of the underwriters, none of the foregoing will, during the period ending 90 days after the date of this prospectus:

   . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

   . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any transaction described above is to be settled by delivery of shares of common stock or other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

   .   the sale of the shares to the underwriters;

   . the grant of any options under the Stock Option Plan and the issuance by us of shares of common stock upon the exercise thereof;

   . the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus;

   . transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering; or


   . bona fide gifts by any person other than us, provided that the donees of those gifts have agreed in writing to be bound by the foregoing restrictions.



   Additionally, during the 90-day period we may enter into a merger or acquisition agreement with another company that provides for the issuance of shares of our common stock, make a public announcement of that transaction and make the related filing of a registration statement, if required, but we may not make the related issuance of shares of our common stock without the prior written consent of Deutsche Banc Alex. Brown Inc. and Morgan Stanley & Co. Incorporated.


   We have no agreement with Deutsche Banc Alex. Brown Inc. and Morgan Stanley & Co. Incorporated for a waiver of any of these restrictions. However, Deutsche Banc Alex. Brown Inc. and Morgan Stanley & Co. Incorporated may, in their discretion, release them. In some cases, underwriters agree to waive lock-up restrictions when a company's stock has performed well and market conditions are favorable. Any decision by Deutsche Banc Alex. Brown Inc. and Morgan Stanley & Co. Incorporated to waive the lock-up restrictions would depend on a number of factors, including market conditions, the performance of our common stock in the market and our financial condition at that time.


   It is anticipated that Morgan Stanley DW Inc., an affiliate of Morgan Stanley & Co. Incorporated, through Morgan Stanley Online, its online service, may be a member of the syndicate and engage in electronic offers, sales and distribution of the shares being offered.


   Our common stock is traded on the Nasdaq National Market System under the symbol SLGN.

   In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option.

   The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

   We, the selling stockholder and the underwriters have agreed to indemnify each other against a variety of liabilities, including liabilities under the Securities Act.


   From time to time, some of the underwriters and their affiliates have provided, and may continue to provide, banking and other services to us. In particular, Morgan Stanley & Co. Incorporated provides financial advisory services to us. Morgan Stanley Senior Funding, Inc., an affiliate of Morgan Stanley & Co. Incorporated, is a lender under our U.S. credit agreement and receives a portion of the commitment fees we pay thereunder based on the amount of its lending commitment thereunder. Morgan Stanley Senior Funding, Inc. will continue to receive fees under the credit agreement in the future. In addition, the general partner of MSLEF II, the selling shareholder, is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co., which is also the parent company of Morgan Stanley & Co. Incorporated. Upon completion of the offering, one of our directors will be an employee of a wholly owned subsidiary of Morgan Stanley Dean Witter & Co. and was nominated to our Board by the selling shareholder. An affiliate of Deutsche Banc Alex. Brown Inc. is the administrative agent and a lender under our U.S. and Canadian credit agreements and receives a portion of the commitment fees we pay thereunder based on the amount of its lending commitment thereunder and other fees. Such affiliate of Deutsche Banc Alex. Brown Inc. will continue to receive fees under the credit agreements in the future.



   Under Rule 2720 of the National Association of Securities Dealers, Inc., or the NASD, we may be deemed to be an affiliate of Morgan Stanley & Co. Incorporated. Rule 2720(c)(3)(B) requires that when an NASD member participates in the underwriting of an affiliate's security, the offering be of a class of equity securities for which a "bona fide independent market" exists as of the date of the filing of the registration statement and as of the effective date of the registration statement. A "bona fide independent market" exists for our common stock on the date of this prospectus as that term is defined under Rule 2720.



   This prospectus may also be used by Morgan Stanley in connection with offers and sales of the shares in market making transactions at negotiated prices related to prevailing market prices at the time of sale. Morgan Stanley may act as principal or agent in market making transactions. Morgan Stanley is not obligated to make a market in the shares and may discontinue its market making activities at any time.


                                 LEGAL MATTERS


   The validity of the shares of common stock being sold in this offering will be passed upon for us by Pillsbury Winthrop LLP, Stamford, Connecticut. Certain legal matters relating to the offering will be passed upon for the underwriters by White & Case LLP.


                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is included and incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedules are included and/or incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the Securities and Exchange Commission. We file proxy statements and annual, quarterly and special reports and other information with the Securities and Exchange Commission. You can inspect and copy the registration statement as well as the reports, proxy statements and other information we have filed with the Securities and Exchange Commission at the public reference room maintained by the Securities and Exchange Commission at 450 Fifth Street,
N. W., Washington, D.C. 20549, and at the Securities and Exchange Commission Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. You can call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. We are also required to file electronic versions of these documents with the Securities and Exchange Commission, which may be accessed from the World Wide Web site at http://www.sec.gov. Reports, proxy and information statements and other information concerning Silgan Holdings Inc. may be inspected at The Nasdaq Stock Market at 1735 K Street, N. W., Washington, D.C. 20006.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

   The Securities and Exchange Commission requires us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the Securities and Exchange Commission after the effective date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the selling stockholder has sold all the shares, or until we terminate the effectiveness of this registration statement.



   The following documents filed with the Securities and Exchange Commission are incorporated by reference in this prospectus:

    1. Our Annual Report on Form 10-K for the year ended December 31, 2000.


    2. Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.



    3. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.


    4. All of the filings pursuant to the Exchange Act after the date of filing the original registration statement and prior to the effectiveness of the registration statement.

   We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents. You should direct any requests for documents to: Silgan Holdings Inc., 4 Landmark Square, Stamford, CT 06901 Attention: General Counsel (telephone number (203) 975-7110).

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Condensed Consolidated Balance Sheets at June 30, 2001 and 2000 (Unaudited) and December 31, 2000....  F-2
Condensed Consolidated Statements of Income for the six months ended June 30, 2001 and 2000
  (Unaudited)........................................................................................  F-3
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2001 and 2000
  (Unaudited)........................................................................................  F-4
Condensed Consolidated Statements of Deficiency in Stockholders' Equity for the six months ended June
  30, 2000 and 2001 (Unaudited)......................................................................  F-5
Notes to Condensed Consolidated Financial Statements (Unaudited).....................................  F-6

Report of Independent Auditors....................................................................... F-12
Consolidated Balance Sheets at December 31, 2000 and 1999............................................ F-13
Consolidated Statements of Income for the years ended December 31, 2000, 1999 and 1998............... F-14
Consolidated Statements of Deficiency in Stockholders' Equity for the years ended December 31, 2000,
  1999 and 1998...................................................................................... F-15
Consolidated Statements of Cash Flows for the years ended December 31, 2000, 1999 and 1998........... F-16
Notes to Consolidated Financial Statements........................................................... F-17

                             SILGAN HOLDINGS INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                            (Dollars in thousands)
                            (Unaudited, see Note 1)

                                                      June 30,    June 30,    Dec. 31,
                                                        2001        2000        2000
                                                     ----------  ----------  ----------
Assets
Current assets:
   Cash and cash equivalents........................ $   49,220  $    5,262  $   20,073
   Trade accounts receivable, net...................    200,775     197,924     168,307
   Inventories......................................    372,758     321,458     279,737
   Prepaid expenses and other current assets........     17,639       8,342      11,874
                                                     ----------- ----------- -----------
       Total current assets.........................    640,392     532,986     479,991
Property, plant and equipment, net..................    710,580     642,015     709,513
Goodwill, net.......................................    151,920     105,535     153,038
Other assets........................................     37,464      48,505      41,282
                                                     ----------  ----------  ----------
                                                     $1,540,356  $1,329,041  $1,383,824
                                                     ==========  ==========  ==========
Liabilities and Deficiency in Stockholders' Equity
Current liabilities:
   Bank revolving loans............................. $  173,065  $  178,870  $       --
   Current portion of long-term debt................     41,970      39,290      44,948
   Trade accounts payable...........................    144,112     133,838     208,144
   Accrued payroll and related costs................     53,276      52,887      56,452
   Accrued interest payable.........................      5,444      10,779       9,564
   Accrued liabilities..............................     49,212      18,143      13,142
                                                     ----------- ----------- -----------
       Total current liabilities....................    467,079     433,807     332,250
Long-term debt......................................    986,072     843,629     986,527
Other liabilities...................................    101,323      90,523      85,427
                                                     ----------  ----------  ----------
       Total liabilities............................  1,554,474   1,367,959   1,404,204
Deficiency in stockholders' equity
   Common stock.....................................        205         204         204
   Paid-in capital..................................    117,400     118,349     118,099
   Retained earnings (accumulated deficit)..........    (67,030)    (96,475)    (76,702)
   Accumulated other comprehensive income (loss)....     (4,300)       (603)     (1,588)
   Treasury stock...................................    (60,393)    (60,393)    (60,393)
                                                     ----------- ----------- -----------
       Total deficiency in stockholders' equity.....    (14,118)    (38,918)    (20,380)
                                                     ----------- ----------- -----------
                                                     $1,540,356  $1,329,041  $1,383,824
                                                     ==========  ==========  ==========

                            See accompanying notes.

                             SILGAN HOLDINGS INC.



                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME



                For the six months ended June 30, 2001 and 2000


          (Dollars and shares in thousands, except per share amounts)


                                  (Unaudited)



                                                                   2001     2000
                                                                 -------- --------
Net sales....................................................... $888,931 $848,711
Cost of goods sold..............................................  780,809  747,350
                                                                 -------- --------
   Gross profit.................................................  108,122  101,361
Selling, general and administrative expenses....................   37,989   36,353
Rationalization charge..........................................    3,490       --
                                                                 -------- --------
   Income from operations.......................................   66,643   65,008
Interest and other debt expense.................................   44,116   42,597
                                                                 -------- --------
   Income before income taxes and equity in losses of affiliate.   22,527   22,411
Provision for income taxes......................................    9,051    8,741
                                                                 -------- --------
   Income before equity in losses of affiliate..................   13,476   13,670
Equity in losses of affiliate...................................    3,804    2,135
                                                                 -------- --------
   Net income................................................... $  9,672 $ 11,535
                                                                 ======== ========
Per share data:
   Basic earnings per share..................................... $   0.55 $   0.66
                                                                 ======== ========
   Diluted earnings per share................................... $   0.54 $   0.64
                                                                 ======== ========
Weighted average number of shares:
   Basic........................................................   17,723   17,600
   Assumed exercise of employee stock options...................      284      403
                                                                 -------- --------
   Diluted......................................................   18,007   18,003
                                                                 ======== ========




                            See accompanying notes.

                             SILGAN HOLDINGS INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                For the six months ended June 30, 2001 and 2000
                            (Dollars in thousands)
                                  (Unaudited)



                                                                                    2001       2000
                                                                                  ---------  ---------
Cash flows provided by (used in) operating activities:
   Net income.................................................................... $   9,672  $  11,535
   Adjustments to reconcile net income to net cash used in operating activities:
       Depreciation..............................................................    44,676     41,687
       Amortization..............................................................     3,742      2,744
       Rationalization charge....................................................     3,490         --
       Equity in losses of affiliate.............................................     3,804      2,135
       Other changes that provided (used) cash:
          Trade accounts receivable, net.........................................   (32,468)   (69,829)
          Inventories............................................................   (93,021)   (71,887)
          Trade accounts payable.................................................   (64,032)   (41,592)
          Other, net.............................................................       220     (7,294)
                                                                                  ---------  ---------
       Net cash used in operating activities.....................................  (123,917)  (132,501)
                                                                                  ---------  ---------
Cash flows provided by (used in) investing activities:
   Investment in equity affiliate................................................    (3,039)    (3,516)
   Proceeds from joint venture...................................................    32,388         --
   Capital expenditures..........................................................   (46,697)   (40,558)
   Proceeds from asset sales.....................................................       281      1,119
                                                                                  ---------  ---------
       Net cash used in investing activities.....................................   (17,067)   (42,955)
                                                                                  ---------  ---------
Cash flows provided by (used in) financing activities:
   Borrowings under revolving loans..............................................   473,524    469,353
   Repayments under revolving loans..............................................  (300,459)  (290,483)
   Repurchase of common stock....................................................        --     (1,075)
   Proceeds from stock option exercises..........................................       311        512
   Repayments and redemptions of long-term debt..................................    (3,245)        --
                                                                                  ---------  ---------
       Net cash provided by financing activities.................................   170,131    178,307
                                                                                  ---------  ---------
Cash and cash equivalents:
   Net increase..................................................................    29,147      2,851
   Balance at beginning of year..................................................    20,073      2,411
                                                                                  ---------  ---------
   Balance at end of period...................................................... $  49,220  $   5,262
                                                                                  =========  =========
Interest paid.................................................................... $  47,519  $  42,109
Income taxes paid................................................................     1,112      6,242






                            See accompanying notes.

                             SILGAN HOLDINGS INC.



    CONDENSED CONSOLIDATED STATEMENTS OF DEFICIENCY IN STOCKHOLDERS' EQUITY



                For the six months ended June 30, 2000 and 2001


                       (Dollars and shares in thousands)


                                  (Unaudited)



                                           Common
                                            Stock                 Retained    Accumulated                Total
                                        -------------  Paid-      earnings       other               deficiency in
                                                 Par    in      (accumulated comprehensive Treasury  stockholders'
                                        Shares  value capital     deficit)   income (loss)  stock       equity
                                        ------  ----- --------  ------------ ------------- --------  -------------
Balance at December 31, 1999........... 17,547  $201  $118,666   $(108,010)     $  (273)   $(59,318)   $(48,734)
Comprehensive income:
  Net income...........................     --    --        --      11,535           --          --      11,535
  Foreign currency translation.........     --    --        --          --         (330)         --        (330)
                                                                                                       --------
Comprehensive income...................                                                                  11,205
Repurchase of common stock.............   (100)   --        --          --           --      (1,075)     (1,075)
Stock option exercises, net of
  tax provision of $826................    256     3      (317)         --           --          --        (314)
                                        ------  ----  --------   ---------      -------    --------    --------
Balance at June 30, 2000............... 17,703  $204  $118,349   $ (96,475)     $  (603)   $(60,393)   $(38,918)
                                        ======  ====  ========   =========      =======    ========    ========
Balance at December 31, 2000........... 17,703  $204  $118,099   $ (76,702)     $(1,588)   $(60,393)   $(20,380)
Comprehensive income:
  Net income...........................     --    --        --       9,672           --          --       9,672
  Change in fair value of derivatives,
   net of tax benefit of $1,733........     --    --        --          --       (2,579)         --      (2,579)
  Foreign currency translation.........     --    --        --          --         (133)         --        (133)
                                                                                                       --------
Comprehensive income...................                                                                   6,960
Dilution of investment in equity
 affiliate.............................     --    --    (1,402)         --           --          --      (1,402)
Stock option exercises, including tax
 benefit of $393.......................     88     1       703          --           --          --         704
                                        ------  ----  --------   ---------      -------    --------    --------
Balance at June 30, 2001............... 17,791  $205  $117,400   $ (67,030)     $(4,300)   $(60,393)   $(14,118)
                                        ======  ====  ========   =========      =======    ========    ========



                            See accompanying notes.

                             SILGAN HOLDINGS INC.

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Information at June 30, 2001 and 2000 and for the six months then ended is unaudited)





Note 1. Basis of Presentation



   The accompanying unaudited condensed consolidated financial statements of Silgan Holdings Inc. ("Holdings" or the "Company") have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, the accompanying financial statements include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation. The results of operations for any interim period are not necessarily indicative of the results of operations for the full year.



   The condensed consolidated balance sheet at December 31, 2000 has been derived from the Company's audited financial statements at that date, but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.



   The accompanying financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Holdings' Annual Report on Form 10-K for the year ended December 31, 2000.



   Certain prior year amounts have been reclassified to conform with the current year's presentation.



Note 2. New Accounting Pronouncements



  Derivative Instruments and Hedging Activities



   Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. SFAS No. 133 requires all derivative instruments to be recorded in the consolidated balance sheets at their fair values. Changes in the fair value of derivatives will be recorded each period in earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type and effectiveness of the hedge transaction.



   The Company utilizes certain financial instruments to manage its interest rate and energy cost exposures. The Company limits its use of derivative financial instruments to interest rate and natural gas swap agreements. The Company does not utilize derivative financial instruments for speculative purposes.



   The Company has entered into interest rate swap agreements to manage its exposure to interest rate fluctuations. The interest rate swap agreements effectively convert interest rate exposure from variable rates to fixed rates of interest. At June 30, 2001 and January 1, 2001, the aggregate notional principal amounts of these agreements were $225 million and $150 million, respectively. Under these agreements at June 30, 2001, the Company pays fixed rates of interest ranging from 4.7% to 6.4% and receives floating rates of interest based on three month LIBOR. These agreements mature in 2002 ($100 million notional principal amount) and in 2003 ($125 million notional principal amount).



   The Company has entered into natural gas swap agreements to manage its exposure to fluctuations in natural gas prices. At June 30, 2001 and January 1, 2001, the aggregate notional principal amount of these agreements was 1,170,000 MMBtu and 170,000 MMBtu of natural gas, respectively. Under these agreements at June 30, 2001, the Company pays a fixed natural gas price ranging from $4.04 per MMBtu to $5.78 per MMBtu and receives a NYMEX-based natural gas price. These agreements mature at various times through June 2002.

                             SILGAN HOLDINGS INC.

(Information at June 30, 2001 and 2000 and for the six months then ended is unaudited)



Note 2. New Accounting Pronouncements (continued)





   The interest rate and natural gas swap agreements are accounted for as cash flow hedges. To the extent these swap agreements are effective pursuant to SFAS No. 133 in offsetting the variability of the hedged cash flows, changes in their fair values will be recorded in accumulated other comprehensive income
(loss), a component of stockholders' equity, and reclassified into earnings in future periods when earnings are also affected by the variability of the hedged cash flows. To the extent these swap agreements are not effective as hedges, changes in their fair values will be recorded in net earnings.



   The adoption of SFAS No. 133 on January 1, 2001 resulted in the Company recording a net liability of $0.1 million on the balance sheet to reflect the fair value of outstanding swap agreements and a transition adjustment of $0.1 million ($0.1 million net of tax) to reflect the cumulative effect of adoption in accumulated other comprehensive income (loss). The fair value of the outstanding swap agreements in effect at June 30, 2001 was $4.4 million and recorded in other liabilities. As a result, the Company recorded an additional charge to accumulated other comprehensive income (loss) of $2.5 million, net of both taxes and net losses reclassified to earnings. The Company estimates that it will reclassify $1.5 million, net of tax, of the amount recorded in accumulated other comprehensive income (loss) as a charge to earnings during the next six months. The actual amount that will be reclassified to earnings will vary from this amount as a result of changes in market conditions.







  Business Combinations and Goodwill and Other Intangible Assets



   During July 2001, the Financial Accounting Standards Board (the "Board") issued SFAS No. 141, "Business Combinations," which revises the accounting treatment for business combinations to require the use of purchase accounting and prohibit the use of the pooling-of-interests method for business combinations initiated after June 30, 2001. During July 2001, the Board also issued SFAS No. 142, "Goodwill and Other Intangible Assets," which revises the accounting for goodwill to eliminate amortization of goodwill on transactions consummated after June 30, 2001 and of all other goodwill as of January 1, 2002. Other intangible assets will continue to be amortized over their useful lives. SFAS No. 142 requires goodwill and other intangibles to be assessed for impairment each year and more frequently if circumstances indicate a possible impairment. During 2002, the Company will perform its first impairment test as of January 1, 2002. The Company is currently evaluating the provisions of these standards.



Note 3. Rationalization Charges and Acquisition Reserves



   During the first quarter of 2001, the Company completed its plan to close one plastic container facility. The plan included the termination of approximately 150 plant employees and other related exit costs. This decision resulted in a first quarter pre-tax charge to earnings of $3.5 million (including approximately $1.0 million in anticipated cash payments), which consists of $2.6 million for plant exit costs and $0.9 million for employee severance and benefits. The Company closed the facility in May 2001 and expects related cash payments to be made through 2001.



   As part of its plan to integrate and rationalize the operations of its various acquired businesses, the Company has established reserves for employee severance and benefits, plant exit costs and assumed liabilities. These costs are expected to be incurred through 2002.

                             SILGAN HOLDINGS INC.

(Information at June 30, 2001 and 2000 and for the six months then ended is unaudited)




Note 3. Rationalization Charges and Acquisition Reserves (continued)





   Activity in the Company's rationalization and acquisition reserves since December 31, 2000 is summarized as follows:



                                      Severance
                                         and    Plant Exit   Assumed
                                      Benefits    Costs    Liabilities  Total
                                      --------- ---------- ----------- -------
                                               (Dollars in thousands)
Balance at December 31, 2000.........  $ 2,364    $5,559     $4,252    $12,175
Rationalization Charge...............      874     2,616         --      3,490
Utilized.............................   (1,355)     (975)      (396)    (2,726)
                                       -------    ------     ------    -------
Balance at June 30, 2001.............  $ 1,883    $7,200     $3,856    $12,939
                                       =======    ======     ======    =======



   Rationalization and acquisition reserves are included in the Condensed Consolidated Balance Sheets as follows:



                                                     June 30, June 30, Dec. 31,
                                                       2001     2000     2000
                                                     -------- -------- --------
                                                       (Dollars in thousands)
Accrued liabilities................................. $ 8,226  $ 8,526  $ 7,462
Other liabilities...................................   4,713    8,114    4,713
                                                     -------  -------  -------
                                                     $12,939  $16,640  $12,175
                                                     =======  =======  =======





Note 4. Comprehensive Income (Loss)



   Comprehensive income is reported in the Condensed Consolidated Statements of Deficiency in Stockholders' Equity. Amounts included in accumulated other comprehensive income (loss) consisted of the following:



                                                    June 30, June 30, Dec. 31,
                                                      2001     2000     2000
                                                    -------- -------- --------
                                                      (Dollars in thousands)
Foreign currency translation....................... $  (824)  $(503)  $  (691)
Change in fair value of derivatives................  (2,579)     --        --
Minimum pension liability..........................    (897)   (100)     (897)
                                                    -------   -----   -------
   Accumulated other comprehensive income (loss)... $(4,300)  $(603)  $(1,588)
                                                    =======   =====   =======



   The change in fair value of derivatives component of accumulated other comprehensive income (loss) is comprised of a $0.1 million charge, net of tax, for the cumulative effect of adopting SFAS No. 133 and an additional charge of $2.5 million, net of both tax and net losses reclassified to earnings, for the change in fair value of derivatives for the six months ended June 30, 2001. The amount reclassified to earnings for the six month period ended June 30, 2001 was a net loss of $0.4 million.

                             SILGAN HOLDINGS INC.

(Information at June 30, 2001 and 2000 and for the six months then ended is unaudited)



Note 5. Inventories



   Inventories consisted of the following:



                                                     June 30, June 30, Dec. 31,
                                                       2001     2000     2000
                                                     -------- -------- --------
                                                       (Dollars in thousands)
Raw materials....................................... $ 35,662 $ 38,008 $ 43,873
Work-in-process.....................................   57,187   50,755   51,191
Finished goods......................................  260,880  214,151  165,680
Spare parts and other...............................   12,431   11,487   11,698
                                                     -------- -------- --------
                                                      366,160  314,401  272,442
Adjustment to value inventory at cost on the LIFO
  method............................................    6,598    7,057    7,295
                                                     -------- -------- --------
                                                     $372,758 $321,458 $279,737
                                                     ======== ======== ========



Note 6. Investments



  Packtion Corporation



   In April 2000, the Company, together with Morgan Stanley Dean Witter Private Equity and Diamondcluster International, Inc., agreed to invest in Packtion Corporation ("Packtion"), an e-commerce joint venture aimed at integrating the packaging supply chain, from design through manufacturing and procurement. The parties agreed to invest through Packaging Markets LLC, a limited liability company.



   In the first quarter of 2001 in connection with an investment by The Proctor & Gamble Company and E.I. Du Pont de Nemours & Co. in Packtion, the Company funded additional equity investments of $3.0 million, bringing its total investment to $10.1 million representing approximately a 25% interest in Packtion. In connection therewith, the Company also recorded a reduction to paid-in capital of $1.4 million due to the dilution of its investment. Packtion was dissolved on May 31, 2001.



   The Company accounted for its investment in Packtion using the equity method. For the six months ended June 30, 2001, the Company recorded equity in losses of Packtion aggregating $3.8 million which includes its final losses and eliminates its investment in Packtion.





  White Cap LLC



   Effective July 1, 2001, the Company formed a joint venture company with Schmalbach-Lubeca AG that will supply an extensive range of metal and plastic closures to the food and beverage industries in North America. The new venture operates under the name White Cap LLC ("White Cap"). The Company contributed certain metal closure assets and liabilities, including its manufacturing facilities in Evansville and Richmond, Indiana, in return for a 35% interest in and $32.4 million cash proceeds from the joint venture. Net sales for the two facilities contributed totaled approximately $88 million in 2000.

                             SILGAN HOLDINGS INC.



       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)



(Information at June 30, 2001 and 2000 and for the six months then ended is unaudited)




Note 6. Investments (continued)



   In connection with the formation of White Cap, the Company received the $32.4 million cash proceeds from the venture on June 29, 2001 and contributed its manufacturing facilities effective July 1, 2001. As a result, at June 30, 2001 the Company recorded a short-term liability in an amount equal to such cash distribution. When the investment in the venture is established in the third quarter of 2001, this liability will be eliminated. The Company will account for its investment in White Cap LLC using the equity method. As a result of this transaction, the Company expects to record a gain during the third quarter.





   Also, as a result of this transaction, beginning with the third quarter of 2001, the Company will no longer report the financial results of its remaining specialty packaging business as a separate segment. The results of the remaining operations, which had net sales of approximately $36 million in 2000, will be included with the Company's other businesses.



Note 7. Long-Term Debt



   Long-term debt consisted of the following:



                                                June 30,   June 30,   Dec. 31,
                                                  2001       2000       2000
                                               ---------- ---------- ----------
                                                    (Dollars in thousands)
Bank debt:
Bank Revolving Loans.......................... $  542,000 $  304,070 $  367,400
Bank A Term Loans.............................    159,218    194,047    159,218
Bank B Term Loans.............................    188,542    190,495    188,542
Canadian Bank Facility........................      8,120     13,971     12,850
                                               ---------- ---------- ----------
Total bank debt...............................    897,880    702,583    728,010
Subordinated debt:
9% Senior Subordinated Debentures.............    300,000    300,000    300,000
13 1/4% Subordinated Debentures...............         --     56,206         --
Other.........................................      3,227      3,000      3,465
                                               ---------- ---------- ----------
Total subordinated debt.......................    303,227    359,206    303,465

Total debt....................................  1,201,107  1,061,789  1,031,475
Less current portion..........................    215,035    218,160     44,948
                                               ---------- ---------- ----------
                                               $  986,072 $  843,629 $  986,527
                                               ========== ========== ==========



   Under the Company's U.S. senior secured bank credit facility (the "U.S. Credit Agreement"), the Company has available to it $670.5 million of bank revolving loans. The Company also has $4.5 million of bank revolving loans available to it under its Canadian bank facility (the "Canadian Bank Facility"). Bank revolving loans may be used by the Company for working capital needs, acquisitions and other permitted purposes. Bank revolving loans may be borrowed, repaid and reborrowed until December 31, 2003, their final maturity date under both facilities.



   At June 30, 2001, bank revolving loans under the U.S. Credit Agreement consisted of $173.1 million related primarily to seasonal working capital needs and $368.9 million related primarily to long-term financing of acquisitions. At June 30, 2001, amounts expected to be repaid within one year consisted of $173.1 million of bank revolving loans and $42.0 million of bank term loans. Bank revolving loans not expected to be repaid within one year have been reclassified as long-term debt.

                             SILGAN HOLDINGS INC.

(Information at June 30, 2001 and 2000 and for the six months then ended is unaudited)





Note 8. Business Segment Information



   Reportable business segment information for the Company's three business segments is as follows:



                                   Metal
                                    Food       Plastic    Specialty
                                 Containers Containers(1) Packaging Other(2)  Total
                                 ---------- ------------- --------- -------- --------
                                                (Dollars in thousands)
Six Months Ended June 30, 2001
Net sales.......................  $579,869    $247,021     $62,041  $    --  $888,931
EBITDA(3).......................    66,476      47,543       5,415   (1,714)  117,720
Depreciation and amortization(4)    26,540      16,098       4,897       52    47,587
Segment profit (loss)...........    39,936      31,445         518   (1,766)   70,133

Six Months Ended June 30, 2000
Net sales.......................  $611,960    $171,620     $65,131  $    --  $848,711
EBITDA(3).......................    74,068      30,059       6,389   (1,874)  108,642
Depreciation and amortization(4)    26,165      12,365       5,053       51    43,634
Segment profit (loss)...........    47,903      17,694       1,336   (1,925)   65,008

--------

(1)Excludes a rationalization charge of $3.5 million for the six months ended June 30, 2001 related to the closing of a facility.


(2)Provides information pertaining to the corporate holding company.


(3)EBITDA means earnings before equity in losses of affiliate, interest, income taxes, depreciation and amortization, as adjusted to add back rationalization charges. While EBITDA should not be considered in isolation or as a substitute for net income or other consolidated statement of income or cash flows data prepared in accordance with GAAP as a measure of the profitability or liquidity of the Company, management believes that many investors and lenders consider it important in assessing a company's ability to service and incur debt. EBITDA does not take into account the Company's debt service requirements and other commitments and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Additionally, EBITDA is not computed in accordance with GAAP and may not be comparable to other similarly titled measures of other companies.


(4)Depreciation and amortization excludes debt cost amortization of $0.8 million for each of the six months ended June 30, 2001 and 2000.



   Total segment profit is reconciled to income before income taxes and equity in losses of affiliate as follows:



                                                                 Six Months Ended
                                                                 -----------------
                                                                 June 30, June 30,
                                                                   2001     2000
                                                                 -------  --------
                                                                    (Dollars in
                                                                    thousands)
Total segment profit............................................ $70,133  $65,008
Interest and other debt expense.................................  44,116   42,597
Rationalization charge..........................................   3,490       --
                                                                 -------  -------
   Income before income taxes and equity in losses of affiliate. $22,527  $22,411
                                                                 =======  =======

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Silgan Holdings Inc.

   We have audited the accompanying consolidated balance sheets of Silgan Holdings Inc. as of December 31, 2000 and 1999, and the related consolidated statements of income, deficiency in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Silgan Holdings Inc. at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP

Stamford, Connecticut
January 30, 2001, except for the last
paragraph of Note 3, the 3rd paragraph of
Note 8, and the last paragraph of the
"Interest Rate Swap Agreements" section
in Note 10, as to which the date is March
26, 2001.

                             SILGAN HOLDINGS INC.

                          CONSOLIDATED BALANCE SHEETS

                          December 31, 2000 and 1999
                            (Dollars in thousands)

                                                                                     2000        1999
                                                                                  ----------  ----------
Assets
Current assets:
   Cash and cash equivalents..................................................... $   20,073  $    2,411
   Trade accounts receivable, less allowances of $3,001 and $2,991, respectively.    168,307     128,095
   Inventories...................................................................    279,737     249,571
   Prepaid expenses and other current assets.....................................     11,874       8,864
                                                                                  ----------  ----------
       Total current assets......................................................    479,991     388,941
Property, plant and equipment, net...............................................    709,513     645,515
Goodwill, net....................................................................    153,038     107,551
Deferred tax assets..............................................................         --      14,593
Other assets.....................................................................     41,282      28,685
                                                                                  ----------  ----------
                                                                                  $1,383,824  $1,185,285
                                                                                  ==========  ==========
Liabilities and Deficiency in Stockholders' Equity
Current liabilities:
   Current portion of long-term debt............................................. $   44,948  $   39,351
   Trade accounts payable........................................................    208,144     175,430
   Accrued payroll and related costs.............................................     56,452      56,100
   Accrued interest payable......................................................      9,564      10,998
   Accrued liabilities...........................................................     13,142      25,093
                                                                                  ----------  ----------
       Total current liabilities.................................................    332,250     306,972
Long-term debt...................................................................    986,527     843,909
Other liabilities................................................................     85,427      83,138
Commitments and contingencies
Deficiency in stockholders' equity:
   Common stock ($0.01 par value per share; 100,000,000 shares authorized,
     20,388,372 and 20,132,169 shares issued and 17,702,897 and 17,546,694
     shares outstanding, respectively)...........................................        204         201
   Paid-in capital...............................................................    118,099     118,666
   Retained earnings (accumulated deficit).......................................    (76,702)   (108,010)
   Accumulated other comprehensive income (loss).................................     (1,588)       (273)
   Treasury stock at cost (2,685,475 and 2,585,475 shares, respectively).........    (60,393)    (59,318)
                                                                                  ----------  ----------
       Total deficiency in stockholders' equity..................................    (20,380)    (48,734)
                                                                                  ----------  ----------
                                                                                  $1,383,824  $1,185,285
                                                                                  ==========  ==========

                See notes to consolidated financial statements.

                             SILGAN HOLDINGS INC.

                       CONSOLIDATED STATEMENTS OF INCOME

             For the years ended December 31, 2000, 1999 and 1998
                 (Dollars in thousands, except per share data)

                                                                          2000        1999       1998
                                                                       ----------  ---------- ----------
Net sales............................................................. $1,877,497  $1,892,078 $1,768,745
Cost of goods sold....................................................  1,648,247   1,656,694  1,546,322
                                                                       ----------  ---------- ----------
   Gross profit.......................................................    229,250     235,384    222,423
Selling, general and administrative expenses..........................     72,148      74,943     68,159
Rationalization charges...............................................         --      36,149         --
                                                                       ----------  ---------- ----------
   Income from operations.............................................    157,102     124,292    154,264
Interest and other debt expense.......................................     91,178      86,057     81,456
                                                                       ----------  ---------- ----------
   Income before income taxes.........................................     65,924      38,235     72,808
Provision for income taxes............................................     25,790      14,305     26,884
                                                                       ----------  ---------- ----------
   Income before equity in losses of affiliate and extraordinary item.     40,134      23,930     45,924
Equity in losses of affiliate.........................................      4,610          --         --
                                                                       ----------  ---------- ----------
   Income before extraordinary item...................................     35,524      23,930     45,924
Extraordinary item--loss on early extinguishment of debt, net of
  income taxes........................................................      4,216          --         --
                                                                       ----------  ---------- ----------
   Net income......................................................... $   31,308  $   23,930 $   45,924
                                                                       ==========  ========== ==========
Basic earnings per share:
   Income before extraordinary item................................... $     2.01  $     1.35 $     2.41
   Extraordinary item.................................................      (0.24)         --         --
                                                                       ----------  ---------- ----------
Basic net income per share............................................ $     1.77  $     1.35 $     2.41
                                                                       ==========  ========== ==========
Diluted earnings per share:
   Income before extraordinary item................................... $     1.97  $     1.32 $     2.30
   Extraordinary item.................................................      (0.23)         --         --
                                                                       ----------  ---------- ----------
Diluted net income per share.......................................... $     1.74  $     1.32 $     2.30
                                                                       ==========  ========== ==========


                See notes to consolidated financial statements.

                             SILGAN HOLDINGS INC.

         CONSOLIDATED STATEMENTS OF DEFICIENCY IN STOCKHOLDERS' EQUITY

             For the years ended December 31, 2000, 1999 and 1998
                       (Dollars and shares in thousands)

                                     Common Stock              Retained    Accumulated
                                     -------------             Earnings       Other               Total Deficiency
                                              Par  Paid-in   (Accumulated Comprehensive Treasury  in Stockholders'
                                     Shares  Value Capital     Deficit)   Income (Loss)  Stock         Equity
                                     ------  ----- --------  ------------ ------------- --------  ----------------
Balance at January 1, 1998.......... 18,863  $189  $110,935   $(177,864)     $  (508)   $     --      $(67,248)
Comprehensive income:
  Net income........................     --    --        --      45,924           --          --        45,924
  Minimum pension liability.........     --    --        --          --          (20)         --           (20)
  Foreign currency translation......     --    --        --          --         (195)         --          (195)
                                                                                                      --------
  Comprehensive income..............                                                                    45,709
                                                                                                      --------
Stock option exercises, net of tax
 benefit of $5,268..................  1,077    10     7,504          --           --          --         7,514
Repurchase of common stock.......... (1,707)   --        --          --           --     (43,378)      (43,378)
Issuance of treasury stock for stock
 option exercises...................     23    --      (528)         --           --         623            95
                                     ------  ----  --------   ---------      -------    --------      --------
Balance at December 31, 1998........ 18,256   199   117,911    (131,940)        (723)    (42,755)      (57,308)
Comprehensive income:
  Net income........................     --    --        --      23,930           --          --        23,930
  Minimum pension liability.........     --    --        --          --          (80)         --           (80)
  Foreign currency translation......     --    --        --          --          530          --           530
                                                                                                      --------
  Comprehensive income..............                                                                    24,380
                                                                                                      --------
Stock option exercises, net of tax
 benefit of $243....................    193     2       755          --           --          --           757
Repurchase of common stock..........   (902)   --        --          --           --     (16,563)      (16,563)
                                     ------  ----  --------   ---------      -------    --------      --------
Balance at December 31, 1999........ 17,547   201   118,666    (108,010)        (273)    (59,318)      (48,734)
Comprehensive income:
  Net income........................     --    --        --      31,308           --          --        31,308
  Minimum pension liability.........     --    --        --          --         (797)         --          (797)
  Foreign currency translation......     --    --        --          --         (518)         --          (518)
                                                                                                      --------
  Comprehensive income..............                                                                    29,993
                                                                                                      --------
Stock option exercises, net of tax
 provision of $826..................    256     3      (317)         --           --          --          (314)
Equity affiliate closing costs......     --    --      (250)         --           --          --          (250)
Repurchase of common stock..........   (100)   --        --          --           --      (1,075)       (1,075)
                                     ------  ----  --------   ---------      -------    --------      --------
Balance at December 31, 2000........ 17,703  $204  $118,099   $ (76,702)     $(1,588)   $(60,393)     $(20,380)
                                     ======  ====  ========   =========      =======    ========      ========


                See notes to consolidated financial statements.

                             SILGAN HOLDINGS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

             For the years ended December 31, 2000, 1999 and 1998
                            (Dollars in thousands)

                                                                            2000       1999        1998
                                                                         ----------  ---------  ----------
Cash flows provided by (used in) operating activities:
   Net income........................................................... $   31,308  $  23,930  $   45,924
   Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation.....................................................     84,577     82,093      74,274
       Amortization of goodwill and other intangibles...................      4,392      3,881       3,226
       Amortization of debt issuance costs..............................      1,658      1,593       1,606
       Rationalization charges..........................................         --     31,498          --
       Equity in losses of affiliate....................................      4,610         --          --
       Deferred income tax provision....................................     11,749      4,629      16,131
       Extraordinary item...............................................      6,926         --          --
       Other changes that provided (used) cash, net of effects from acquisitions:
          Trade accounts receivable.....................................    (26,995)     5,909      (2,415)
          Inventories...................................................    (18,366)      (870)    (24,322)
          Trade accounts payable........................................     21,106     (9,113)     40,160
          Accrued liabilities...........................................    (19,610)    11,794       6,617
          Other, net....................................................     (6,210)   (12,075)    (13,789)
                                                                         ----------  ---------  ----------
       Net cash provided by operating activities........................     95,145    143,269     147,412
                                                                         ----------  ---------  ----------
Cash flows provided by (used in) investing activities:
   Investment in equity affiliate.......................................     (7,026)        --          --
   Acquisition of businesses............................................   (124,015)        --    (194,034)
   Capital expenditures.................................................    (89,227)   (87,421)    (86,073)
   Proceeds from asset sales............................................      1,789      2,514       1,770
                                                                         ----------  ---------  ----------
       Net cash used in investing activities............................   (218,479)   (84,907)   (278,337)
                                                                         ----------  ---------  ----------
Cash flows provided by (used in) financing activities:
   Borrowings under revolving loans.....................................  1,198,459    912,959   1,039,677
   Repayments under revolving loans.....................................   (954,724)  (923,659)   (903,777)
   Proceeds from stock option exercises.................................        512        514       2,341
   Repurchase of common stock...........................................     (1,075)   (16,563)    (43,378)
   Proceeds from issuance of long-term debt.............................         --         --       7,193
   Repayments and redemptions of long-term debt.........................   (101,124)   (33,955)    (20,096)
   Debt financing costs.................................................     (1,052)        --          --
                                                                         ----------  ---------  ----------
       Net cash provided by (used in) financing activities..............    140,996    (60,704)     81,960
                                                                         ----------  ---------  ----------
Cash and cash equivalents:
   Net increase (decrease)..............................................     17,662     (2,342)    (48,965)
   Balance at beginning of year.........................................      2,411      4,753      53,718
                                                                         ----------  ---------  ----------
   Balance at end of year............................................... $   20,073  $   2,411  $    4,753
                                                                         ----------  ---------  ----------
Interest paid........................................................... $   91,200  $  84,037  $   80,654
Income taxes paid, net of refunds.......................................     13,352      9,511       3,835

                See notes to consolidated financial statements.

                             SILGAN HOLDINGS INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       December 31, 2000, 1999 and 1998

Note 1. Summary of Significant Accounting Policies

   Nature of Business. Silgan Holdings Inc. ("Holdings"; together with its wholly owned subsidiaries, the "Company") is a company owned by Holdings' management, The Morgan Stanley Leveraged Equity Fund II, L. P. ("MSLEF II"), an affiliate of Morgan Stanley Dean Witter & Co. ("MS & Co."), and public shareholders. Holdings, through its wholly owned operating subsidiaries, Silgan Containers Corporation ("Containers") and Silgan Plastics Corporation ("Plastics"), is engaged in the manufacture and sale of steel and aluminum containers for human and pet food products and custom designed plastic containers for personal care, health care, pharmaceutical, household and industrial chemical, food, pet care, agricultural chemical, automotive and marine chemical products, as well as plastic closures, caps, sifters and fitments and thermoformed plastic tubs for food, pet care and household products. The Company also manufactures specialty packaging items used in the food and beverage industries, including steel closures, aluminum roll-on closures, plastic bowls and cans and paperboard containers. Principally all of the Company's businesses are based in the United States.

   Basis of Presentation. The consolidated financial statements include the accounts of Holdings and its subsidiaries, all of which are wholly owned. All significant intercompany transactions have been eliminated. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

   The functional currency for the Company's foreign operations is the Canadian dollar. Balance sheet accounts of the Company's foreign subsidiaries are translated at exchange rates in effect at the balance sheet date, while revenue and expense accounts are translated at average rates prevailing during the year. Translation adjustments are reported as a component of accumulated other comprehensive income (loss).

   Certain prior years' amounts have been reclassified to conform with the current year's presentation.

   Cash and Cash Equivalents. Cash equivalents represent short-term, highly liquid investments which are readily convertible to cash and have maturities of three months or less at the time of purchase. The carrying values of these assets approximate their fair values. As a result of the Company's cash management system, checks issued and presented to the banks for payment may create negative cash balances. Checks outstanding in excess of related cash balances totaling approximately $106.8 million at December 31, 2000 and $92.5 million at December 31, 1999 are included in trade accounts payable.

   Inventories. Inventories are valued at the lower of cost or market (net realizable value) and the cost is principally determined on the last-in, first-out basis (LIFO).

   Property, Plant and Equipment, Net. Property, plant and equipment is stated at historical cost less accumulated depreciation. Major renewals and betterments that extend the life of an asset are capitalized and repairs and maintenance expenditures are charged to expense as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of depreciable assets. The principal estimated useful lives are 35 years for buildings and range between 3 to 18 years for machinery and equipment. Leasehold improvements are amortized over the shorter of the life of the related asset or the life of the lease. The carrying value of property, plant and equipment is reviewed when facts and circumstances suggest that it may be impaired.

                             SILGAN HOLDINGS INC.

                       December 31, 2000, 1999 and 1998


Note 1. Summary of Significant Accounting Policies (continued)

   Interest incurred on amounts borrowed in connection with the installation of major machinery and equipment acquisitions is capitalized. Capitalized interest of $2.4 million in 2000 and $0.7 million in 1999 was recorded as part of the cost of the assets to which it relates and is amortized over the assets' estimated useful life.

   Goodwill. Excess of cost over the fair value of net assets acquired (or goodwill) is amortized on a straight-line basis principally over 40 years. Goodwill is included in impairment reviews when events or circumstances exist that indicate its carrying amount may not be recoverable. If a review indicates that goodwill will not be recoverable based on the estimated undiscounted cash flows of the business acquired over the remaining amortization period, the carrying value would be reduced by the estimated shortfalls of cash flows. Accumulated amortization of goodwill at December 31, 2000 and 1999 was $20.7 million and $16.5 million, respectively.

   Impairment of Long-Lived Assets. The Company assesses long-lived assets for impairment under Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Under these rules, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. An impairment exists if the estimate of future undiscounted cash flows generated by the assets is less than the carrying value of the assets. If an impairment is determined to exist, any related impairment loss is then measured by comparing the fair value of the assets to their carrying amount.

   Other Assets. Other assets consist principally of debt issuance costs which are being amortized on a straight-line basis over the terms of the related debt agreements (6 to 12 years) and other intangible assets which are being amortized over their expected useful lives using the straight-line method.

   Hedging Instruments. The Company utilizes certain financial instruments to manage its interest rate and energy cost exposures. The Company does not engage in trading or other speculative use of these financial instruments. For a financial instrument to qualify as a hedge, the Company must be exposed to interest rate or price risk, and the financial instrument must reduce the exposure and be designated as a hedge. Financial instruments qualifying for hedge accounting must maintain a high correlation between the hedging instrument and the item being hedged, both at inception and throughout the hedged period. See Note 10.

   Income Taxes. The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." The provision for income taxes includes federal, state and foreign income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. No U.S. income taxes have been provided on the unremitted earnings of foreign subsidiaries since the Company's policy is to permanently reinvest such earnings.

   Revenue Recognition. Revenues are recognized when goods are shipped. Staff Accounting Bulletin No. 101, "Revenue Recognition," issued by the Securities Exchange Commission, did not have an impact on the Company's revenues for any of the years presented.

   Stock Based Compensation. The Company has elected to follow Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock options. Accordingly, no compensation expense is recognized when the exercise price of employee stock options equals the market price of the underlying stock on the date of grant.

                             SILGAN HOLDINGS INC.

                       December 31, 2000, 1999 and 1998


Note 1. Summary of Significant Accounting Policies (continued)

   Earnings Per Share. Earnings per share amounts for all periods presented conform to the requirements of SFAS No. 128, "Earnings Per Share." SFAS No. 128 requires the disclosure of basic and diluted earnings per share. Basic earnings per share is computed by dividing net income (the numerator) by the weighted average number of common shares outstanding (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.

   Recently Issued Accounting Pronouncements. On January 1, 2000, the Company adopted Emerging Issues Task Force ("EITF") Issue No. 99-5, "Accounting for Pre-Production Costs Related to Long-Term Supply Agreements." EITF Issue No. 99-5 establishes accounting standards for costs incurred after December 31, 1999 to design and develop molds, dies and other tools that an entity will not own and that will be used to produce products that will be sold under a long-term arrangement. It had been the Company's policy to expense such costs as incurred; however, as required by EITF Issue No. 99-5, the Company began to capitalize such costs in 2000. Adoption of this pronouncement did not have a material impact on the Company's consolidated financial statements.

   During the fourth quarter of 2000, the Company adopted EITF Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF Issue No. 00-10 addresses the income statement classification for shipping and handling fees and costs. The Company's Consolidated Statements of Income, including those presented for comparative purposes, include the reclassification of certain revenue reductions to cost of goods sold. These reclassifications did not affect the Company's income from operations or net income.

   In June 1998, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137, which amended SFAS No. 133 to delay its effective date until January 1, 2001. In June 2000, the FASB issued SFAS No. 138, which further amended SFAS No. 133. SFAS No. 133 requires all derivative instruments to be recorded in the consolidated balance sheets at their fair values. Changes in the fair value of derivatives will be recorded each period in net income or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Initial adoption of SFAS No. 133, as amended, on January 1, 2001 did not have a significant impact on the Company's financial position or results of operations. Since the impact of SFAS No. 133, as amended, thereafter is dependent on future market rates and outstanding derivative positions, the Company cannot determine at this time the impact that its application subsequent to January 1, 2001 will have on its financial position or results of operations.

Note 2. Acquisition

   On October 1, 2000, the Company acquired all of the outstanding capital stock of RXI Holdings, Inc. ("RXI"), a manufacturer and seller of rigid plastic packaging, for $124.0 million in cash. The Company financed the purchase price through revolving loan borrowings under its U.S. bank credit agreement. The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition, and RXI's results of operations have been included in the consolidated operating results of the Company from the date of acquisition.

   The excess of the purchase price over the estimated fair market value of net assets acquired of approximately $49.8 million has been recorded as goodwill and is being amortized over 40 years. The allocation of purchase price is based on preliminary estimates and assumptions and is subject to revision when valuations and integration plans have been finalized.

                             SILGAN HOLDINGS INC.

                       December 31, 2000, 1999 and 1998


Note 2. Acquisition (continued)

   The unaudited pro forma results of operations of the Company for the years ended December 31, 2000 and December 31, 1999 which are set forth below include the historical results of the Company and give pro forma effect to the acquisition of RXI as if the acquisition occurred as of the beginning of each year. The pro forma adjustments made to the Company's historical results of operations for the years ended December 31, 2000 and 1999 also reflect the effect of the previously discussed preliminary allocation of purchase price and the financing of the acquisition and certain other adjustments as if these events had occurred as of the beginning of 2000 or 1999.

   The pro forma results of operations do not give effect to synergies expected to result from the integration of RXI's operations with the Company's existing operations. Accordingly, the unaudited pro forma results of operations are not necessarily indicative of what actually would have occurred if the acquisition had been consummated at the beginning of each year, nor are they necessarily indicative of future consolidated results of operations. The Company's unaudited pro forma results of operations for the years ended December 31 would have been as follows:

                                                       2000           1999
                                                    ----------     ----------
                                                  (Dollars in thousands, except
                                                         per share data)
Net sales........................................ $1,959,167     $1,987,228
Income from operations...........................    161,435        128,806
Income before income taxes.......................     63,390         34,838
Income before extraordinary item.................     33,981         21,803
Net income.......................................     29,765         21,803
Diluted earnings per share:
   Income before extraordinary item..............      $1.89          $1.20
   Net income....................................       1.65           1.20

Note 3. Rationalization Charges and Acquisition Reserves

   During 1999, the Company initiated and concluded a study to evaluate the long-term utilization of all assets of its metal food container business. As a result, during the third quarter of 1999 the Company determined that certain adjustments were necessary to properly reflect the net realizable values of machinery and equipment which had become surplus or obsolete and recorded a non-cash pre-tax charge to earnings of $24.2 million to reduce the carrying value of those assets.

   During the fourth quarter of 1999, the Company completed its plan to close two West Coast metal food container facilities. The plan included the elimination of approximately 130 plant employees, termination of two operating leases and other plant related exit costs. This decision resulted in a fourth quarter pre-tax charge to earnings of $11.9 million, which included $7.3 million for the non-cash write-down in carrying value of certain assets determined to be impaired, $2.4 million for plant exit costs and $2.2 million for employee severance and benefits. Through December 31, 2000, the Company incurred expenditures of $1.8 million for plant exit costs and $2.2 million related to employee severance and benefits. Although the Company has closed both plants, the timing of cash payments is dependent upon, among other things, resolution of certain matters with the lessor of one of the facilities. Accordingly, cash payments related to these closures are expected through 2001.

   In connection with its 1998 acquisitions of the steel container manufacturing business ("CS Can") of Campbell Soup Company ("Campbell"), Clearplass Containers, Inc. ("Clearplass") and Winn Packaging Co. ("Winn"), the Company developed plans to integrate these businesses into its operations by rationalizing certain

                             SILGAN HOLDINGS INC.

                       December 31, 2000, 1999 and 1998

Note 3. Rationalization Charges and Acquisition Reserves (continued)

of the acquired plant operations. Pursuant to these plans, which were finalized in 1999, the Company accrued liabilities of $5.4 million, of which $4.9 million related to plant exit costs and assumed liabilities and $0.5 million related to employee severance and relocation costs. Principally all actions under the integration plans for Clearplass and Winn have been completed. The timing of cash payments relating to the CS Can integration activities is dependent upon, among other things, the time required to obtain necessary environmental permits and approvals in connection with a consent order with the U.S. Environmental Protection Agency to which the Company is subject as a result of its acquisition of CS Can and complexities associated with the transfer of the labor force of Campbell for CS Can to the Company. Since these acquisitions, the Company incurred expenditures of $2.5 million for plant exit costs and assumed liabilities and $0.5 million related to employee severance and benefits. Cash payments related to these acquisitions are expected through 2001.

   Acquisition reserves established in connection with the purchase of the Food Metal and Specialty business ("AN Can") of American National Can Company in 1995 aggregated $49.5 million and related to plant exit costs ($6.6 million), employee termination and severance ($26.1 million) which included the elimination of an estimated 500 plant, selling and administrative employees, as well as the assumption of certain liabilities and the elimination of selling, general and administrative functions ($16.8 million). Since the acquisition, the Company incurred expenditures of $4.0 million related to plant exit costs, $23.7 million related to employee severance and benefits and $12.8 million related to the payment of certain assumed liabilities. Although the Company has completed its restructuring plan, the timing of cash payments relating to these costs has been dependent upon, among other things, the expiration of binding labor obligations assumed by the Company and complexities associated with qualifying different facilities with the Food and Drug Administration and for other customer's requirements. Accordingly, cash payments related to this acquisition are expected through 2002.

   Management's continuing efforts to integrate and rationalize its operations are part of the Company's strategy to maximize production efficiencies. Activity in the Company's rationalization and acquisition reserves since December 31, 1998 is summarized as follows (dollars in thousands):

                                        Severance  Plant
                                           and     Exit      Assumed
                                        Benefits   Costs   Liabilities  Total
                                        --------- -------  ----------- -------
Balance at December 31, 1998...........  $ 6,595  $ 9,992    $ 8,257   $24,844
Purchase accounting....................   (2,166)     238        813    (1,115)
Rationalization charges................    2,213    2,438         --     4,651
Utilized in 1999.......................   (2,295)  (1,918)    (2,114)   (6,327)
                                         -------  -------    -------   -------
Balance at December 31, 1999...........  $ 4,347  $10,750    $ 6,956   $22,053
                                         =======  =======    =======   =======
Utilized in 2000.......................   (1,983)  (5,191)    (2,704)   (9,878)
                                         -------  -------    -------   -------
Balance at December 31, 2000...........  $ 2,364  $ 5,559    $ 4,252   $12,175
                                         =======  =======    =======   =======

   At December 31, 2000 and 1999, rationalization and acquisition reserves were included in the Consolidated Balance Sheets as follows:

                                                            2000        1999
                                                         ----------- ----------
                                                         (Dollars in thousands)
Accrued liabilities..................................... $     7,462 $   14,523
Other liabilities.......................................       4,713      7,530
                                                         ----------- ----------
                                                         $    12,175 $   22,053
                                                         =========== ==========

                             SILGAN HOLDINGS INC.

                       December 31, 2000, 1999 and 1998


Note 3. Rationalization Charges and Acquisition Reserves (continued)

   During the first quarter of 2001, the Company completed its plan to close one plastic container facility. The plan includes the elimination of approximately 150 plant employees and other related exit costs. This decision will result in a first quarter pre-tax charge to earnings of approximately $3.5 million, which includes $2.6 million for plant exit costs and $0.9 million for employee severance and benefits. Cash payments related to this closure are expected through 2001.

Note 4. Comprehensive Income

   Comprehensive income is reported in the Consolidated Statements of Deficiency in Stockholders' Equity. Amounts included in accumulated other comprehensive income (loss) at December 31 are as follows:

                                                            2000       1999
                                                         ----------  ---------
                                                         (Dollars in thousands)
Foreign currency
  translation........................................... $     (691) $    (173)
Minimum pension liability...............................       (897)      (100)
                                                         ----------  ---------
   Accumulated other comprehensive income (loss)........ $   (1,588) $    (273)
                                                         ==========  =========

Note 5. Inventories

   The components of inventories at December 31 are as follows:

                                                            2000        1999
                                                         ----------- ----------
                                                         (Dollars in thousands)
Raw materials........................................... $    43,873 $   33,453
Work-in-process.........................................      51,191     49,799
Finished goods..........................................     165,680    148,135
Spare parts and other...................................      11,698     10,493
                                                         ----------- ----------
                                                             272,442    241,880
Adjustment to value inventory at cost on the LIFO method       7,295      7,691
                                                         ----------- ----------
                                                         $   279,737 $  249,571
                                                         =========== ==========

   The amount of inventory recorded on the first-in, first-out method at December 31, 2000 and 1999 was $31.6 million and $19.5 million, respectively.

Note 6. Property, Plant and Equipment, Net

   Property, plant and equipment, net, at December 31 are as follows:

                                                                     2000        1999
                                                                  ----------  ----------
                                                                  (Dollars in thousands)
Land............................................................. $    8,152  $    7,173
Buildings and improvements.......................................    128,185     104,831
Machinery and equipment..........................................  1,022,176     934,393
Construction in progress.........................................     73,574      61,586
                                                                  ----------  ----------
                                                                   1,232,087   1,107,983
Accumulated depreciation.........................................   (522,574)   (462,468)
                                                                  ----------  ----------
   Property, plant and equipment, net............................ $  709,513  $  645,515
                                                                  ==========  ==========

                             SILGAN HOLDINGS INC.

                       December 31, 2000, 1999 and 1998


Note 7. Other Assets

   Other assets at December 31 are as follows:

                                                           2000       1999
                                                        ----------  ---------
                                                        (Dollars in thousands)
Debt issuance costs.................................... $   13,738  $  14,853
Intangible pension asset...............................     10,240      7,364
Investment in equity affiliate (see Note 8)............      2,167         --
Other..................................................     19,954     10,450
                                                        ----------  ---------
                                                            46,099     32,667
Accumulated amortization...............................     (4,817)    (3,982)
                                                        ----------  ---------
                                                        $   41,282  $  28,685
                                                        ==========  =========

Note 8. Investment in E-Commerce Packaging Venture

   In April 2000, the Company announced that it would invest in a neutral, independent e-commerce joint venture, Packtion Corporation ("Packtion"), with Morgan Stanley Dean Witter Private Equity and Diamondcluster International, Inc. Packtion offers an e-commerce solution that integrates the entire packaging supply chain, from design through manufacturing and procurement.

   In June and August 2000, the Company funded two equity investments in Packtion of $3.5 million each, for a total investment of $7.0 million representing approximately a 45% interest in Packtion. The Company accounts for its investment in Packtion using the equity method. For the year ended December 31, 2000, the Company recorded equity in losses from Packtion aggregating $4.6 million. In addition, the Company recorded its share of Packtion's closing costs, $0.2 million, as a reduction to its investment.

   In 2001 in connection with an investment by The Proctor & Gamble Company and
E. I. Du Pont de Nemours & Co. in Packtion, the Company funded additional equity investments of $3.1 million, for a total investment of $10.1 million representing approximately a 25% interest in Packtion. The Company has no further obligation to invest or otherwise provide funding to Packtion.

                             SILGAN HOLDINGS INC.

                       December 31, 2000, 1999 and 1998


Note 9. Long-Term Debt

   Long-term debt at December 31 is as follows:

                                                           2000        1999
                                                        ----------- ----------
                                                        (Dollars in thousands)
Bank Debt
   Bank Revolving Loans................................ $   367,400 $  125,200
   Bank A Term Loans...................................     159,218    194,047
   Bank B Term Loans...................................     188,542    190,495
   Canadian Bank Facility..............................      12,850     14,312
                                                        ----------- ----------
       Total bank debt.................................     728,010    524,054
Subordinated Debt
   9% Senior Subordinated Debentures...................     300,000    300,000
   13 1/4% Subordinated Debentures.....................          --     56,206
   Other...............................................       3,465      3,000
                                                        ----------- ----------
       Total subordinated debt.........................     303,465    359,206
                                                        =========== ==========
Total Debt.............................................   1,031,475    883,260
   Less current portion................................      44,948     39,351
                                                        ----------- ----------
                                                        $   986,527 $  843,909
                                                        =========== ==========

   The aggregate annual maturities of long-term debt at December 31, 2000 are as follows (dollars in thousands):

2001............................................................... $   44,948
2002...............................................................     60,679
2003...............................................................    440,168
2004...............................................................      1,954
2005...............................................................    180,726
Thereafter.........................................................    303,000
                                                                    ----------
                                                                    $1,031,475
                                                                    ==========

  Bank Credit Agreement

   The Company's U.S. senior secured credit facility (the "Credit Agreement") initially provided the Company with (i) $250.0 million of A Term Loans, (ii) $200.0 million of B Term Loans and (iii) up to $550.0 million of Revolving Loans.

   Pursuant to the Credit Agreement, the Company may at any time request one or more lenders to increase their revolving loan commitments thereunder by up to an aggregate of $200.0 million. In October 2000, certain lenders agreed pursuant to the Company's request to increase their revolving loan commitments under the Credit Agreement by an aggregate of $125.0 million.

   The A Term Loans and Revolving Loans mature on December 31, 2003 and the B Term Loans mature on June 30, 2005. Principal of the A Term Loans and B Term Loans is required to be repaid in scheduled annual installments and amounts repaid may not be reborrowed. Principal repayments of $34.8 million and $29.9 million

                             SILGAN HOLDINGS INC.

                       December 31, 2000, 1999 and 1998

Note 9. Long-Term Debt (continued)

of A Term Loans were made during 2000 and 1999, respectively. Principal repayments of $2.0 million of B Term Loans were made during both 2000 and 1999.

   The Credit Agreement requires the Company to prepay the term loans with proceeds received from the incurrence of indebtedness, except proceeds used to refinance other existing indebtedness; with proceeds received from certain assets sales; and, under certain circumstances, with 50% of the Company's excess cash flow, as defined. Generally, prepayments are allocated pro rata to the A Term Loans and B Term Loans and applied first to the scheduled amortization payments in the year of such prepayments and, to the extent in excess thereof, pro rata to the remaining installments of the term loans.

   The Credit Agreement provides the Company with a commitment for a revolving credit facility of up to $670.5 million (after giving effect to the reduction of such facility by $4.5 million for the revolving loan facility under the Company's Canadian bank facility) for working capital needs and other general corporate purposes, including acquisitions. Revolving Loans may be borrowed, repaid and reborrowed over the life of the Credit Agreement until their final maturity. At December 31, 2000, there were $367.4 million of Revolving Loans outstanding and, after taking into account outstanding letters of credit of $16.4 million, borrowings available under the revolving credit facility of the Credit Agreement were $286.7 million. Based on the Company's ability and intention to continue to refinance for more than one year its outstanding Revolving Loan borrowings at December 31, 2000, such borrowings were reclassified as long-term debt. Seasonal Revolving Loan borrowings during the year will be classified as current obligations.

   The Company may utilize up to a maximum of $30.0 million of its revolving credit facility under the Credit Agreement for letters of credit as long as the aggregate amount of borrowings of Revolving Loans and letters of credit do not exceed the amount of the commitment under such revolving credit facility. The Credit Agreement provides for the payment of a commitment fee ranging from 0.15% to 0.375% (0.25% at December 31, 2000) per annum on the daily average unused portion of commitments available under the revolving credit facility of the Credit Agreement and at December 31, 2000 a 1.25% per annum fee on outstanding letters of credit. In connection with the $125.0 million increase to the revolving loan commitments under the Credit Agreement, the Company pays a 1.5% per annum facility fee on such incremental commitment.

   Credit Agreement borrowings may be designated as Base Rate or Eurodollar Rate borrowings. The Base Rate is the higher of (i) 1/2 of 1.0% in excess of the Adjusted Certificate of Deposit Rate, as defined in the Credit Agreement,
(ii) 1/2 of 1.0% in excess of the Federal Funds Rate, or (iii) Bankers Trust Company's prime lending rate. Currently, Base Rate borrowings bear interest at the Base Rate plus no margin in the case of A Term Loans and Revolving Loans and at the Base Rate plus a margin of 0.5% in the case of B Term Loans. Eurodollar Rate borrowings currently bear interest at the Eurodollar Rate plus a margin of 1.0% in the case of A Term Loans and Revolving Loans and a margin of 1.5% in the case of B Term Loans. In accordance with the Credit Agreement, the interest rate margin on Base Rate and Eurodollar Rate borrowings will be reset quarterly based upon the Company's Leverage Ratio, as defined in the Credit Agreement. As of December 31, 2000, the interest rate for Base Rate borrowings was 9.5% and the interest rate for Eurodollar Rate borrowings ranged between 7.5% and 8.3%. For 2000, 1999 and 1998, the weighted average annual interest rate paid on all term loans was 7.8%, 6.7%, and 7.0%, respectively. The Company has entered into interest rate swap agreements with an aggregate notional amount of $150.0 million to convert interest rate exposure from variable to fixed interest rates on A Term Loans and B Term Loans (for a discussion of the interest rate swap agreements, see Note 10).

   Because the Company sells metal containers used in fruit and vegetable pack processing, it has seasonal sales. As is common in the industry, the Company must access working capital to build inventory and then carry

                             SILGAN HOLDINGS INC.

                       December 31, 2000, 1999 and 1998

Note 9. Long-Term Debt (continued)

accounts receivable for some customers beyond the end of the summer and fall packing season. Seasonal accounts are generally settled by year end. Due to the Company's seasonal requirements, the Company incurs short-term indebtedness to finance its working capital requirements. For 2000, 1999 and 1998, the average amount of borrowings, including seasonal borrowings, under the Company's U.S. revolving credit facility was $339.5 million, $308.1 million and $197.5 million, respectively; the weighted average annual interest rate paid on such borrowings was 7.5%, 6.4%, and 6.7%, respectively; and the highest amount of such borrowings was $529.9 million, $404.4 million and $372.0 million, respectively.

   The indebtedness under the Credit Agreement is guaranteed by Holdings and certain of its U.S. subsidiaries and is secured by a security interest in substantially all of their real and personal property. The stock of certain of the Company's U.S. subsidiaries has been pledged to the lenders under the Credit Agreement. At December 31, 2000, the Company had assets of a U.S. subsidiary of $140.2 million which were restricted and could not be transferred to Holdings or any other subsidiary of Holdings.

   The Credit Agreement contains various covenants which limit, among other things, the ability of the Company and its subsidiaries to grant liens, sell assets and use the proceeds from certain asset sales, make certain payments (including dividends) on its capital stock, incur indebtedness or provide guarantees, make loans or investments, enter into transactions with affiliates, make capital expenditures, engage in any business other than the packaging business, and, with respect to the Company's subsidiaries, issue stock. In addition, the Company is required to meet specified financial covenants including Interest Coverage and Leverage Ratios, each as defined in the Credit Agreement. The Company is currently in compliance with all covenants under the Credit Agreement.

  Canadian Bank Facility

   The Company, through a wholly owned Canadian subsidiary, has a Canadian bank facility (the "Canadian Bank Facility") with various Canadian banks. The Canadian Bank Facility initially provided the Company's Canadian subsidiaries with Cdn. $26.5 million (U.S. $18.5 million) of term loans, and provides such subsidiaries with up to Cdn. $6.5 million (U.S. $4.5 million) of revolving loans. Principal of the term loans is required to be repaid in annual installments until maturity on December 31, 2003. At December 31, 2000, term loans of Cdn. $17.0 million (U.S. $11.3 million) were outstanding under the Canadian Bank Facility. During 2000 and 1999, the Company repaid Cdn. $3.7 million (U.S. $2.5 million) and Cdn. $3.2 million (U.S. $2.1 million), respectively, of term loans in accordance with terms of the Canadian Bank Facility.

   The revolving loans may be borrowed, repaid and reborrowed until maturity on December 31, 2003. At December 31, 2000, there were Cdn. $2.3 million (U.S. $1.6 million) of revolving loans outstanding under the Canadian Bank Facility.

   Revolving loan and term loan borrowings may be designated as Canadian Prime Rate or Bankers Acceptance borrowings. Currently, Canadian Prime Rate borrowings bear interest at the Canadian Prime Rate, as defined in the Canadian Bank Facility, plus no margin. Bankers Acceptance borrowings bear interest at the rate for bankers acceptances plus a margin of 1.0%. Similar to the Credit Agreement, the interest rate margin on both Canadian Prime Rate and Bankers Acceptance borrowings will be reset quarterly based upon the Company's consolidated Leverage Ratio. As of December 31, 2000, the interest rate for Bankers Acceptance borrowings ranged from 6.8% to 7.0% and the interest rate for Canadian Prime Rate borrowings was 7.5%.

                             SILGAN HOLDINGS INC.

                       December 31, 2000, 1999 and 1998


Note 9. Long-Term Debt (continued)

   The indebtedness under the Canadian Bank Facility is guaranteed by Holdings and certain of its subsidiaries and is secured by a security interest in substantially all of the real and personal property of the Company's Canadian subsidiaries and all of the stock of the Company's Canadian subsidiaries. The Canadian Bank Facility contains covenants which are generally no more restrictive than and are generally similar to the covenants in the Credit Agreement.

  9.0% Senior Subordinated Debentures

   The $300.0 million aggregate principal amount of 9.0% Senior Subordinated Debentures (the "9% Debentures") due June 1, 2009 are general unsecured obligations of Holdings, subordinate in right of payment to obligations under the Credit Agreement and the Canadian Bank Facility and effectively subordinate to all obligations of the subsidiaries of Holdings. Interest on the 9% Debentures is payable semi-annually in cash on the first day of each June and December.

   The 9% Debentures are redeemable, at the option of Holdings, in whole or in part, at any time after June 1, 2002 at the following redemption prices (expressed in percentages of principal amount) plus accrued and unpaid interest thereon to the redemption date if redeemed during the twelve month period beginning June 1 of the years set forth below:

Year                                                          Redemption Price
----                                                          ----------------
2002.........................................................     104.500%
2003.........................................................     103.375%
2004.........................................................     102.250%
2005.........................................................     101.125%
Thereafter...................................................     100.000%

   Upon the occurrence of a Change of Control (as defined in the Indenture relating to the 9% Debentures), Holdings is required to make an offer to purchase the 9% Debentures at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of purchase.

   The Indenture relating to the 9% Debentures contains covenants which are generally less restrictive than those under the Credit Agreement and Canadian Bank Facility.

  13 1/4% Subordinated Debentures

   On December 8, 2000, the Company redeemed all $56.2 million principal amount of its outstanding 13 1/4% Subordinated Debentures due 2006 (the "13 1/4% Debentures"). The redemption price was 109.938% of the principal amount, or approximately $61.8 million, plus accrued and unpaid interest to the redemption date. As permitted under the Credit Agreement and the other documents governing the Company's indebtedness, the Company funded the redemption with lower cost revolving loans under its Credit Agreement. As a result, in the fourth quarter of 2000 the Company recorded an extraordinary loss of $6.9 million, $4.2 million after-tax, or $0.23 per diluted share, for the premium paid in connection with this redemption and for the write-off of unamortized financing costs related to the 13 1/4% Debentures.

Note 10. Financial Instruments

   The Company's financial instruments recorded on the Consolidated Balance Sheets include cash and cash equivalents, accounts receivable, accounts payable and debt obligations. Due to their short-term maturity, the

                             SILGAN HOLDINGS INC.

                       December 31, 2000, 1999 and 1998

Note 10. Financial Instruments (continued)

carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate their fair market value. The following table summarizes the carrying amounts and estimated fair values of the Company's remaining financial instruments at December 31 (bracketed amount represents an unrecognized asset):

                                                         2000               1999
                                                  -----------------  -----------------
                                                  Carrying  Fair     Carrying  Fair
                                                   Amount   Value     Amount   Value
                                                  -------- --------  -------- --------
                                                         (Dollars in thousands)
Bank debt........................................ $728,010 $728,010  $524,054 $524,054
Subordinated debt................................  300,000  269,700   356,206  345,702
Interest rate swap agreements....................       --      723        --   (1,984)
Natural gas swap agreements......................       --     (711)       --       --

   Methods and assumptions used in estimating fair values are as follows:

      Bank debt: The carrying amounts of the Company's variable rate bank revolving loans and term loans approximate their fair values.

      Subordinated debt: The fair value of the Company's fixed rate borrowings, which are comprised of the 9% Debentures at December 31, 2000 and the 9% Debentures and the 13 1/4% Debentures at December 31, 1999, are estimated based on quoted market prices.

      Interest Rate and Natural Gas Swap Agreements: The fair value of the interest rate and natural gas swap agreements reflects the estimated amounts that the Company would pay or receive at December 31, 2000 and 1999 in order to terminate the contracts based on quoted market prices.

   The Company does not utilize derivative financial instruments for speculative purposes. Its use of derivative financial instruments is limited to interest rate swap agreements which assist in managing exposure to adverse movement in interest rates on a portion of its indebtedness and natural gas swap agreements which assist in managing exposure to adverse movements in natural gas prices on a portion of its natural gas purchases.

  Interest Rate Swap Agreements

   The Company has interest rate swap agreements with a major bank to manage its exposure to interest rate fluctuations. The interest rate swap agreements effectively convert interest rate exposure from variable rates to fixed rates of interest. At December 31, 2000 and 1999, the aggregate notional principal amounts of these agreements were $150 million and $100 million, respectively. These agreements are with a financial institution which is expected to fully perform under the terms thereof. Under these agreements, the Company pays fixed rates of interest ranging from 5.6% to 6.4% and receives floating rates of interest based on three month LIBOR. These agreements mature in 2002 ($100 million notional principal amount) and in 2003 ($50 million notional principal amount). The difference between amounts to be paid or received on interest rate swap agreements is recorded as interest expense. During 1999, interest rate swap agreements for an aggregate notional amount of $200 million expired. Net receipts of $0.7 million and net payments of $1.0 million and $0.3 million were made under the Company's interest rate swap agreements for the years ended December 31, 2000, 1999 and 1998, respectively.

   In March 2001, the Company entered into two interest rate swap agreements with an aggregate notional principal amount of $50 million. Under these agreements, the Company pays fixed rates of interest of 4.9% and 4.7% and receives a floating rate of interest based on three month LIBOR. Both agreements mature in 2003.

                             SILGAN HOLDINGS INC.

                       December 31, 2000, 1999 and 1998


Note 10. Financial Instruments (continued)

  Natural Gas Swap Agreements

   The Company has natural gas swap agreements with a major trading company to manage its exposure to fluctuations in natural gas prices. At December 31, 2000, the aggregate notional principal amount of these agreements was 170,000 MMBtu of natural gas. These agreements are with an institution that is expected to fully perform under the terms thereof. Under these agreements, the Company pays a fixed natural gas price of $5.33 per MMBtu and receives a NYMEX-based natural gas price. These agreements mature in the first quarter of 2001. Realized gains and losses on these natural gas swap agreements are deferred as a component of inventories and are recognized when related costs are recorded to cost of goods sold. Payments and receipts under these natural gas agreements were essentially equal in 2000. During 2000, natural gas swap agreements for an aggregate notional principal amount of 98,000 MMBtu of natural gas expired. There were no natural gas swap agreements outstanding at December 31, 1999.

  Concentration of Credit Risk

   The Company derives a significant portion of its revenue from multi-year supply agreements with many of its customers. Aggregate revenues from its three largest customers accounted for approximately 33.6% of net sales in 2000, 33.8% of its net sales in 1999 and 33.7% of its net sales in 1998. The receivable balances from these customers collectively represented 31.5% and 27.8% of the Company's trade accounts receivable at December 31, 2000 and 1999, respectively. As is common in the packaging industry, the Company provides extended payment terms for some of its customers due to the seasonality of the vegetable and fruit pack processing business. Exposure to losses is dependent on each customers' financial position. The Company performs ongoing credit evaluations of its customers' financial condition, and its receivables are generally not collateralized. The Company maintains an allowance for doubtful accounts which management believes is adequate to cover potential credit losses based on customer credit evaluations, collection history and other information.

Note 11. Commitments and Contingencies

   The Company has a number of noncancelable operating leases for office and plant facilities, equipment and automobiles that expire at various dates through 2020. Certain operating leases have renewal options as well as various purchase options. Minimum future rental payments under these leases are as set forth below for each of the following years (dollars in thousands):

2001................................................................... $18,945
2002...................................................................  15,022
2003...................................................................  12,025
2004...................................................................   7,521
2005...................................................................   6,545
Thereafter.............................................................  31,012
                                                                        -------
                                                                        $91,070
                                                                        =======

   Rent expense was approximately $19.0 million in 2000, $18.9 million in 1999 and $18.2 million in 1998.

   The Company is a party to routine legal proceedings arising in the ordinary course of its business. The Company is not a party to, and none of its properties are subject to, any pending legal proceedings which could have a material adverse effect on its business or financial condition.

                             SILGAN HOLDINGS INC.

                       December 31, 2000, 1999 and 1998


Note 12. Retirement Benefits

   The Company sponsors defined benefit pension and defined contribution plans which cover substantially all employees, other than union employees covered by multi-employer defined benefit pension plans under collective bargaining agreements. Pension benefits are provided based on either a career average, final pay or years of service formula. With respect to certain hourly employees, pension benefits are provided based on stated amounts for each year of service. It is the Company's policy to fund accrued pension and defined contribution costs in compliance with ERISA requirements. Assets of the plans consist primarily of equity and bond funds.

   The Company has unfunded defined benefit health care and life insurance plans that provide postretirement benefits to certain employees. The plans are contributory, with retiree contributions adjusted annually, and contain cost sharing features including deductibles and coinsurance. Retiree health benefits are paid as covered expenses are incurred.

                             SILGAN HOLDINGS INC.

                       December 31, 2000, 1999 and 1998


Note 12. Retirement Benefits (continued)

   The changes in benefit obligations and plan assets as well as the funded status of the Company's retirement plans at December 31 are as follows:

                                                          Pension Benefits        Postretirement Benefits
                                                      ------------------------  --------------------------
                                                         2000         1999          2000          1999
                                                      -----------  -----------  ------------  ------------
                                                                     (Dollars in thousands)
Change in Benefit Obligation
Obligation at beginning of year...................... $   110,423  $   107,578  $     43,054  $     38,557
   Service cost......................................       6,986        6,710         1,228         1,031
   Interest cost.....................................       8,671        7,616         3,220         2,944
   Actuarial losses (gains)..........................       1,911       (8,675)        1,445         1,945
   Plan amendments...................................         592          746            --            --
   Benefits paid.....................................      (4,247)      (3,536)       (2,230)       (1,708)
   Participants' contributions.......................          --           --           292           285
   Acquisition.......................................       4,193           --         2,673            --
   Divestitures, curtailments or settlements.........          --          (16)           --            --
   Special termination benefits......................         311           --            --            --
                                                      -----------  -----------  ------------  ------------
Obligation at end of year............................     128,840      110,423        49,682        43,054
Change in Plan Assets
Fair value of plan assets at beginning of year.......      85,244       73,833            --            --
   Actual return on plan assets......................       2,391        7,260            --            --
   Employer contributions............................      15,296        8,648         1,938         1,423
   Participants' contributions.......................          --           --           292           285
   Benefits paid.....................................      (4,247)      (3,536)       (2,230)       (1,708)
   Expenses..........................................        (914)        (961)           --            --
                                                      -----------  -----------  ------------  ------------
Fair value of plan assets at end of year.............      97,770       85,244            --            --
Funded Status
Funded Status........................................     (31,070)     (25,179)      (49,682)      (43,054)
   Unrecognized actuarial (gain) loss................      (2,180)     (10,683)        3,239         1,814
   Unrecognized prior service cost...................      15,593       12,552           124           139
                                                      -----------  -----------  ------------  ------------
Net amount recognized................................ $   (17,657) $   (23,310) $    (46,319) $    (41,101)
                                                      ===========  ===========  ============  ============
Amounts recognized in the Consolidated Balance Sheets
   Prepaid benefit cost.............................. $       289  $       144  $         --  $         --
   Accrued benefit liability.........................     (28,983)     (30,898)      (46,319)      (41,101)
   Intangible asset..................................      10,240        7,364            --            --
   Accumulated other comprehensive income............         797           80            --            --
                                                      -----------  -----------  ------------  ------------
Net amount recognized................................ $   (17,657) $   (23,310) $    (46,319) $    (41,101)
                                                      ===========  ===========  ============  ============

   The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the Company's pension plans with projected and accumulated benefit obligations in excess of plan assets were $94.6 million, $84.5 million and $70.2 million, respectively, at December 31, 2000 and $63.2 million, $57.7 million and $42.8 million, respectively, at December 31, 1999.

                             SILGAN HOLDINGS INC.

                       December 31, 2000, 1999 and 1998


Note 12. Retirement Benefits (continued)

   The components of the net periodic benefit cost for each of the years ended December 31 are as follows:

                                                  Pension Benefits              Postretirement Benefits
                                         ----------------------------------  -----------------------------
                                            2000        1999        1998       2000      1999      1998
                                         ----------  ----------  ----------  --------- --------- ---------
                                                              (Dollars in thousands)
Service cost............................ $    6,986  $    6,710  $    6,186  $   1,228 $   1,031 $   1,022
Interest cost...........................      8,671       7,616       6,315      3,220     2,944     2,511
Expected return on plan assets..........     (7,925)     (6,722)     (5,823)        --        --        --
Amortization of prior service cost......      1,745       1,531         681         15        15        27
Amortization of actuarial (gains) losses       (143)        (29)        (97)        20        62        25
Losses due to settlement or curtailment.        311          --       2,081         --        --        --
                                         ----------  ----------  ----------  --------- --------- ---------
Net periodic benefit cost............... $    9,645  $    9,106  $    9,343  $   4,483 $   4,052 $   3,585
                                         ==========  ==========  ==========  ========= ========= =========

   The principal pension and postretirement benefit plans of the Company used the following weighted average actuarial assumptions as of December 31:

                                                            2000    1999
                                                            ----- --------
Discount rate.............................................. 7.50%    7.50%
Expected return on plan assets............................. 9.00%    9.00%
Rate of compensation increase.............................. 3.75%    3.75%

   The assumed health care cost trend rates used to determine the accumulated postretirement benefit obligation in 2000 ranged from 9.0% to 10.0% for pre-age 65 retirees and 8.0% to 9.0% for post-age 65 retirees, declining gradually to an ultimate rate of 5.5% in 2007. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage point change in the assumed health care cost trend rates would have the following effects:

                                                                               1-Percentage   1-Percentage
                                                                              Point Increase Point Decrease
                                                                              -------------- --------------
                                                                                 (Dollars in thousands)
Effect on postretirement benefit cost........................................     $  447        $  (378)
Effect on postretirement benefit obligation..................................     $4,070        $(3,500)

   The Company participates in several multi-employer pension plans which provide defined benefits to certain of its union employees. Amounts contributed to these plans and charged to pension cost in 2000, 1999 and 1998 were $9.3 million, $9.1 million and $9.3 million, respectively.

   The Company also sponsors defined contribution pension and profit sharing plans covering substantially all employees. Company contributions to these plans are based upon employee contributions and operating profitability. Contributions charged to expense for these plans were $5.1 million in 2000, $5.9 million in 1999 and $5.6 million in 1998.

                             SILGAN HOLDINGS INC.

                       December 31, 2000, 1999 and 1998


Note 13. Income Taxes

   Components of the provision for income taxes are as follows:

                                                                       2000    1999     1998
                                                                      ------- -------  -------
                                                                       (Dollars in thousands)
Current
   Federal........................................................... $ 7,859 $ 5,879  $ 8,653
   State.............................................................     816   1,143       --
   Foreign...........................................................   2,656   2,654    2,100
                                                                      ------- -------  -------
                                                                       11,331   9,676   10,753
Deferred
   Federal...........................................................  10,372   5,952   15,967
   State.............................................................     953  (1,490)      --
   Foreign...........................................................     424     167      164
                                                                      ------- -------  -------
                                                                       11,749   4,629   16,131
                                                                      ------- -------  -------
                                                                      $23,080 $14,305  $26,884
                                                                      ======= =======  =======

   The provision for income taxes is included in the Consolidated Statements of Income as follows:

                                                                       2000     1999    1998
                                                                      -------  ------- -------
                                                                       (Dollars in thousands)
Income before extraordinary item..................................... $25,790  $14,305 $26,884
Extraordinary item...................................................  (2,710)      --      --
                                                                      -------  ------- -------
                                                                      $23,080  $14,305 $26,884
                                                                      =======  ======= =======

   The provision for income taxes varied from income taxes computed at the statutory U.S. federal income tax rate as a result of the following:

                                                                     2000     1999     1998
                                                                    -------  -------  -------
                                                                      (Dollars in thousands)
Income taxes computed at the statutory U.S. federal income tax rate $20,649  $13,382  $25,483
State and foreign taxes, net of federal tax benefit................   1,109     (357)      70
Amortization of goodwill...........................................   1,009      906      682
Other..............................................................     313      374      649
                                                                    -------  -------  -------
                                                                    $23,080  $14,305  $26,884
                                                                    =======  =======  =======
Effective tax rate.................................................    39.1%    37.4%    36.9%

                             SILGAN HOLDINGS INC.

                       December 31, 2000, 1999 and 1998


Note 13. Income Taxes (continued)

   Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31 are as follows:

                                                          2000         1999
                                                      ------------  -----------
                                                       (Dollars in thousands)
Deferred tax assets:
   Book reserves not yet deductible for tax purposes. $     54,886  $    66,675
   Net operating loss carryforwards..................       55,356       53,534
   AMT and other credit carryforwards................       14,635        9,016
   Other.............................................        2,609        3,527
                                                      ------------  -----------
       Total deferred tax assets.....................      127,486      132,752
Deferred tax liabilities:
   Tax over book depreciation........................      106,224       97,174
   Book over tax basis of assets acquired............       18,785       18,349
   Other.............................................        2,843        2,636
                                                      ------------  -----------
       Total deferred tax liabilities................      127,852      118,159
                                                      ------------  -----------
Net deferred tax (liability) asset................... $       (366) $    14,593
                                                      ============  ===========

   The Company files a consolidated U.S. federal income tax return which includes all domestic subsidiaries except CS Can. At December 31, 2000, the Company had net operating loss carryforwards of approximately $94.4 million (excluding $51.0 million from CS Can) which are available to offset future consolidated taxable income of the group and expire from 2007 through 2012. The Company believes that it is more likely than not that these net operating loss carryforwards will be available to reduce future income tax liabilities based upon continued profitability and estimated future taxable income. The Company also has $14.2 million of alternative minimum tax credits which are available indefinitely to reduce future tax payments for regular federal income tax purposes.

   Pre-tax income of foreign subsidiaries was $8.9 million in 2000, $8.1 million in 1999 and $6.3 million in 1998. At December 31, 2000, the cumulative amount of unremitted foreign earnings for which no deferred taxes have been provided aggregated $15.9 million. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation. However, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the U.S. income tax liability.

Note 14. Stock Option Plan

   The Company has established a stock option plan (the "Plan") for key employees pursuant to which options to purchase shares of Common Stock of the Company may be granted.

   The Plan authorizes grants of non-qualified or incentive stock options to purchase shares of the Company's Common Stock. A maximum of 3,533,417 shares may be issued for stock options under the Plan. As of December 31, 2000, there were options for 795,914 shares of the Company's Common Stock available for future issuance under the Plan. The exercise price of the stock options granted under the Plan is the fair market value of the Common Stock on the grant date. The stock options granted under the Plan generally vest ratably over a five year period beginning one year after the grant date and have a term of ten years.

                             SILGAN HOLDINGS INC.

                       December 31, 2000, 1999 and 1998


Note 14. Stock Option Plan (continued)

   The following is a summary of stock option activity for years ended December 31, 2000, 1999 and 1998:

                                                                  Weighted Average
                                                      Options      Exercise Price
                                                    ------------  ----------------
Options outstanding at December 31, 1997...........    1,940,103      $   3.71
                                                    ============
   Granted.........................................       95,000      $  33.92
   Exercised.......................................   (1,100,580)         2.13
                                                    ------------
Options outstanding at December 31, 1998...........      934,523          8.64
                                                    ============
   Granted.........................................      115,000      $  17.61
   Exercised.......................................     (192,255)         2.67
                                                    ------------
Options outstanding at December 31, 1999...........      857,268         11.17
                                                    ============
   Granted.........................................      823,900      $  13.62
   Exercised.......................................     (256,203)         2.00
   Canceled........................................     (236,500)        21.88
                                                    ------------
Options outstanding at December 31, 2000...........    1,188,465         12.71
                                                    ============

   At December 31, 2000, 1999 and 1998, the remaining contractual life of options outstanding was 7.5 years, 4.8 years and 4.8 years, respectively, and there were 360,065, 581,488 and 645,455 options exercisable with weighted average exercise prices of $8.12, $5.16 and $3.12, respectively.

   The following is a summary of stock options outstanding and exercisable at December 31, 2000 by range of exercise price:

                             Remaining      Weighted                   Weighted
   Range of       Number    Contractual     Average                    Average
Exercise Prices Outstanding Life (Years) Exercise Price Exercisable Exercise Price
--------------- ----------- ------------ -------------- ----------- --------------
$ 0.56--$ 9.81     347,065      4.7          $ 3.69       271,065       $ 2.20
 13.38-- 22.13     771,400      8.8           14.98        51,000        21.22
 28.88-- 36.75      70,000      6.8           32.43        38,000        32.74
                 ---------                                -------
                 1,188,465                                360,065
                 =========                                =======

                             SILGAN HOLDINGS INC.

                       December 31, 2000, 1999 and 1998


Note 14. Stock Option Plan (continued)

   The Company applies APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for the Plan. Accordingly, no compensation expense has been recognized. Had compensation expense been determined based on the fair value of such awards at the grant date, in accordance with the methodology prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and basic and diluted earnings per share would have been as follows (dollars in thousands, except per share amounts):

                                                    2000    1999    1998
                                                   ------- ------- -------
Net income:
   As reported.................................... $31,308 $23,930 $45,924
   Pro forma......................................  29,865  23,291  45,361
Basic earnings per share:
   As reported....................................   $1.77   $1.35   $2.41
   Pro forma......................................    1.69    1.32    2.39
Diluted earnings per share:
   As reported....................................   $1.74   $1.32   $2.30
   Pro forma......................................    1.66    1.28    2.27

   The weighted average fair value of options granted was $9.28, $10.10 and $14.22 for 2000, 1999 and 1998, respectively.

   The fair value was calculated using the Black-Scholes option-pricing model based on the following weighted average assumptions for grants made in 2000, 1999 and 1998:

                                                    2000   1999     1998
                                                    ----  -------  -------
Risk-free interest rate............................  6.6%     5.2%     5.6%
Expected volatility................................ 60.6%    50.4%    38.6%
Dividend yield.....................................   --       --       --
Expected option life (years).......................    8        8        5

Note 15. Capital Stock

   The Company's authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share.

   The Company's Board of Directors previously authorized the repurchase by the Company of up to $70.0 million of its Common Stock from time to time in the open market, through privately negotiated transactions or through block purchases. The Company's repurchases of Common Stock are recorded as treasury stock and result in an increase in deficiency in stockholders' equity. Through December 31, 2000, the Company had repurchased 2,708,975 shares of its Common Stock for $61.0 million, which were initially funded from Revolving Loan borrowings under its Credit Agreement that were repaid with operating cash flows. In 1998, the Company issued 23,500 shares ($0.6 million) of its Common Stock from its treasury stock for stock option exercises.

                             SILGAN HOLDINGS INC.

                       December 31, 2000, 1999 and 1998


Note 16. Earnings Per Share

   The components of the calculation of earnings per share are as follows (dollars and shares in thousands):

                                                      2000    1999    1998
                                                     ------- ------- -------
Income before extraordinary item.................... $35,524 $23,930 $45,924
Extraordinary item..................................   4,216      --      --
                                                     ------- ------- -------
Net income.......................................... $31,308 $23,930 $45,924
                                                     ======= ======= =======
Weighted average number of shares used in:
Basic earnings per share............................  17,652  17,706  19,003
Assumed exercise of employee stock options..........     351     492     948
                                                     ------- ------- -------
Diluted earnings per share..........................  18,003  18,198  19,951
                                                     ======= ======= =======

   Options to purchase 743,575 to 997,900 shares of Common Stock at prices ranging from $9.3125 to $36.75 per share for 2000, 215,000 to 330,000 shares of Common Stock at prices ranging from $17.00 to $36.75 per share for 1999 and 140,000 shares of Common Stock at prices ranging from $28.875 to $36.75 per share for 1998 were outstanding but were excluded from the computation of diluted earnings per share because the exercise prices for such options were greater than the average market price of the Common Stock and, therefore, the effect would be antidilutive.

Note 17. Related Party Transactions

   Pursuant to various management services agreements (the "Management Agreements") entered into between each of Holdings, Containers and Plastics and S&H Inc. ("S&H"), a company wholly owned by Mr. Silver, the Chairman and Co-Chief Executive Officer of Holdings, and Mr. Horrigan, the President and Co-Chief Executive Officer of Holdings, S&H provides Holdings and its subsidiaries with general management, supervision and administrative services.

   In consideration for its services, S&H receives a fee in an amount equal to 90.909% of 4.95% of Holdings' consolidated EBDIT (as defined in the Management Agreements) until EBDIT has reached the Scheduled Amount set forth in the Management Agreements, plus reimbursement for all related out-of-pocket expenses. In 1999 and 1998, in consideration for its services S&H received a fee of 4.95% of Holdings' consolidated EBDIT until EBDIT reached the Scheduled Amount as set forth in the Management Agreements, and 3.3% of Holdings' consolidated EBDIT after EBDIT exceeded the Scheduled Amount up to the Maximum Amount as set forth in the Management Agreements, plus reimbursement for all out-of-pocket expenses. The total amount paid under the Management Agreements was $4.9 million, $5.5 million (including $0.5 million paid to MS & Co. by S&H) and $5.3 million (including $0.5 million paid to MS & Co. by S&H) in 2000, 1999 and 1998, respectively, and was allocated, based upon EBDIT, as a charge to operating income of each business segment. Under the terms of the Management Agreements, the Company has agreed, subject to certain exceptions, to indemnify S&H and any of its affiliates, officers, directors, employees, subcontractors, consultants or controlling persons against any loss or damage they may sustain arising in connection with the Management Agreements.

   For financial advisory services provided by MS & Co. to Holdings and its subsidiaries, MS & Co. was paid $0.5 million in 2000 by the Company and $0.5 million in each of 1999 and 1998 by S&H.

                             SILGAN HOLDINGS INC.

                       December 31, 2000, 1999 and 1998


Note 18. Business Segment Information

   The Company is engaged in the packaging industry and has three business units: metal food containers, plastic containers and specialty packaging. The metal food containers segment manufactures steel and aluminum containers for human and pet food products. The plastic container segment manufactures custom designed plastic containers for personal care, health care, pharmaceutical, household and industrial chemical, food, pet care, agricultural chemical, automotive and marine chemical products, as well as plastic closures, caps, sifters and fitments and thermoformed plastic tubs for food, pet care and household products. The specialty packaging business includes the manufacture of specialty packaging items used in the food and beverage industries, including steel closures, aluminum roll-on closures, plastic bowls and cans and paperboard containers. These segments are strategic business operations that offer different products. Each are managed separately because each business produces a packaging product requiring different technology, production and marketing strategies. Each segment operates primarily in the United States. There are no intersegment sales.

   The accounting policies of the reportable segments are the same as those described in Note 1. The Company evaluates the performance of the respective business units based upon earnings before interest, taxes, depreciation and amortization, as adjusted for unusual items ("Adjusted EBITDA"). The Company believes Adjusted EBITDA provides important information in enabling it to assess its ability to service and incur debt. Adjusted EBITDA is not intended to be a measure of profitability in isolation or as a substitute for net income or other operating income data prepared in accordance with accounting principles generally accepted in the United States.

   Reportable business segment information for each of the past three years for the Company's three business segments are as follows:

                               Metal Food    Plastic   Specialty
                              Containers(1) Containers Packaging Other(2)   Total
                              ------------- ---------- --------- -------- ----------
                                              (Dollars in thousands)
2000
Net sales....................  $1,380,562    $373,048  $123,887  $    --  $1,877,497
Adjusted EBITDA..............     173,729      64,820    10,579   (3,056)    246,072
Depreciation and amortization      52,840      26,217     9,810      103      88,970
Segment profit (loss)........     120,889      38,603       769   (3,159)    157,102
Segment assets...............     854,067     432,112    95,196       --   1,381,375
Capital expenditures.........      58,617      25,035     5,555       20      89,227

1999
Net sales....................  $1,430,973    $323,038  $138,067  $    --  $1,892,078
Adjusted EBITDA..............     172,469      62,868    14,854   (3,776)    246,415
Depreciation and amortization      51,720      24,219     9,930      105      85,974
Segment profit (loss)........     120,749      38,649     4,924   (3,881)    160,441
Segment assets...............     780,774     284,021   105,508       --   1,170,303
Capital expenditures.........      56,798      24,549     6,061       13      87,421

1998
Net sales....................  $1,323,706    $312,834  $132,205  $    --  $1,768,745
Adjusted EBITDA..............     164,357      58,216    12,172   (2,981)    231,764
Depreciation and amortization      48,275      20,179     8,931      115      77,500
Segment profit (loss)........     116,082      38,037     3,241   (3,096)    154,264
Segment assets...............     816,999     285,790   104,902       --   1,207,691
Capital expenditures.........      46,601      34,153     5,294       25      86,073

--------
(1)Excludes rationalization charges of $36.1 million recorded in 1999.
(2)The other category provides information pertaining to the corporate holding company.

                             SILGAN HOLDINGS INC.

                       December 31, 2000, 1999 and 1998


Note 18. Business Segment Information (continued)

   Total segment profit is reconciled to income before income taxes as follows:

                                               2000      1999        1998
                                             -------- ----------- -----------
                                                  (Dollars in thousands)
Total segment profit........................ $157,102 $   160,441 $   154,264
Interest and other debt expense.............   91,178      86,057      81,456
Rationalization charges.....................       --      36,149          --
                                             -------- ----------- -----------
   Income before income taxes............... $ 65,924 $    38,235 $    72,808
                                             ======== =========== ===========

   Total segment assets are reconciled to total assets as follows:

                                                2000       1999       1998
                                             ---------- ---------- ----------
                                                  (Dollars in thousands)
Total segment assets........................ $1,381,375 $1,170,303 $1,207,691
Deferred tax asset..........................         --     14,593     15,902
Other assets................................      2,449        389        452
                                             ---------- ---------- ----------
   Total assets............................. $1,383,824 $1,185,285 $1,224,045
                                             ========== ========== ==========

   Financial information relating to the Company's operations by geographic area is as follows:

                                                2000       1999       1998
                                             ---------- ---------- ----------
                                                  (Dollars in thousands)
Net Sales:
   United States............................ $1,823,349 $1,845,180 $1,725,902
   Canada...................................     54,148     46,898     42,843
                                             ---------- ---------- ----------
       Total net sales...................... $1,877,497 $1,892,078 $1,768,745
                                             ========== ========== ==========
Long-Lived Assets:
   United States............................ $  838,180 $  729,628 $  762,596
   Canada...................................     24,371     23,438     18,052
                                             ---------- ---------- ----------
       Total long-lived assets.............. $  862,551 $  753,066 $  780,648
                                             ========== ========== ==========

   Net sales are attributed to the country from which the product was manufactured and shipped.

   Metal food container and specialty packaging sales to Nestle Food Company accounted for 12.2%, 12.0% and 13.6% of consolidated net sales of the Company during 2000, 1999 and 1998, respectively. Metal food container sales to Del Monte Corporation accounted for 10.7%, 10.9%, and 11.8% of consolidated net sales of the Company during 2000, 1999 and 1998, respectively. Metal food container and specialty packaging sales to Campbell Soup Company accounted for 10.7%, 10.9% and 8.4% of consolidated net sales of the Company during 2000, 1999 and 1998, respectively.

                             SILGAN HOLDINGS INC.

                       December 31, 2000, 1999 and 1998


Note 19. Quarterly Results of Operations (Unaudited)

   The following table presents the unaudited quarterly results of operations of the Company for the years ended December 31, 2000 and 1999 (dollars in thousands, except per share data):

                                          First    Second   Third    Fourth
                                         -------- -------- -------- --------
    2000
    Net sales........................... $418,505 $430,206 $571,369 $457,417
    Gross profit........................   48,718   52,643   74,508   53,381
    Income before extraordinary item....    5,291    6,244   18,485    5,504
    Net income..........................    5,291    6,244   18,485    1,288
    Basic earnings per share:
       Income before extraordinary item. $   0.30 $   0.35 $   1.04 $   0.31
       Net income.......................     0.30     0.35     1.04     0.07
    Diluted earnings per share:
       Income before extraordinary item. $   0.29 $   0.35 $   1.03 $   0.30
       Net income.......................     0.29     0.35     1.03     0.07

    1999
    Net sales........................... $405,938 $441,096 $582,261 $462,783
    Gross profit........................   47,859   59,808   74,678   53,039
    Net income..........................    5,623   11,487    6,033      787
    Basic net income per share.......... $   0.31 $   0.65 $   0.34 $   0.04
    Diluted net income per share........ $   0.30 $   0.64 $   0.34 $   0.04

   Earnings per share amounts are computed independently for each of the periods presented. Accordingly, the sum of the quarterly earnings per share amounts may not equal the total for the year.

   The results of operations for the fourth quarter of 2000 include an extraordinary loss of $4.2 million after-tax ($0.24 per basic share and $0.23 per diluted share) for the premium paid in connection with the redemption of the 13 1/4% Debentures and for the write-off of related unamortized financing costs.

   The results of operations for the third quarter of 1999 include a pre-tax non-cash charge of $24.2 million for the reduction in the carrying value of certain assets of the metal food container business deemed to be surplus or obsolete.

   The results of operations for the fourth quarter of 1999 include a pre-tax charge of $11.9 million incurred in connection with the Company's closing of two West Coast metal food container facilities.

                          [Silgan Holdings Inc. Logo]

[Map of the United States "Facility Locations" showing corporate offices, operating facilities and technical centers]

                               [LOGO] SiLGAN(TM)
                                      HOLDINGS INC.

                PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   Set forth below is an estimate of the fees and expenses payable by us in connection with the distribution of the common stock:

Securities and Exchange Commission registration fee..............    $23,252.74
NASD fee.........................................................    $ 9,801.00
Legal fees and expenses..........................................          *
Accountants' fees and expenses...................................          *
Printing and engraving expenses..................................          *
Blue sky fees and expenses.......................................          *
Transfer Agent and Registrar fees and expenses...................          *
Miscellaneous....................................................          *
                                                                  -------------
   Total......................................................... $        *
                                                                  =============

--------
* To be completed by amendment.

Item 15. Indemnification of Directors and Officers.

   Section 145 of the General Corporation Law of the State of Delaware makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify our officers and directors under certain circumstances from liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Our Restated Certificate of Incorporation and Amended and Restated By-Laws provide for indemnification of officers and directors against costs and expenses incurred in connection with any action or suit to which such person is a party to the fullest extent permitted by the General Corporation Law of the State of Delaware. The Company has purchased directors' and officers' liability insurance covering certain liabilities which may be incurred by our directors and officers in connection with the performance of their duties. Certain of our affiliates also maintain insurance and provide indemnification substantially similar to the foregoing.

   See Item 17 of this registration statement regarding the position of the Securities and Exchange Commission on indemnification for liabilities arising under the Securities Act.

Item 16. Exhibits.

   (a) Exhibits:

Exhibit
 Number                                             Description
 ------                                             -----------
  *1    Form of Underwriting Agreement among the Company, the Selling Stockholder and the
        Underwriters.

 4.1    Indenture, dated as of June 9, 1997, between the Company (as successor to Silgan Corporation) and
        The First National Bank of Chicago, as trustee, with respect to the 9% Debentures (incorporated by reference to Exhibit 4.1 filed with the Company's Current Report on Form 8-K, dated June 9, 1997,
        Commission File No. 000-22117).

 4.2    First Supplemental Indenture dated as of June 24, 1997 among the Company, Silgan Corporation and
        The First National Bank of Chicago, as Trustee, to the Indenture, dated as of June 9, 1997, between the Company (as successor to Silgan Corporation) and The First National Bank of Chicago, as
        trustee, with respect to the 9% Debentures (incorporated by reference to Exhibit 4.2 filed with the
        Company's Registration Statement on Form S-4, dated July 8, 1997, Registration No. 333-30881).

 4.3    Form of the Company's 9% Senior Subordinated Debentures due 2009 (incorporated by reference to
        Exhibit 4.10 filed with the Company's Registration Statement on Form S-4, dated July 8, 1997,
        Registration Statement No. 333-30881).


  Exhibit
  Number                                             Description
  ------                                             -----------
- **4.4      Form of Letter Agreement between the Company and The Morgan Stanley Leveraged Equity
             Fund II, L.P.

  **4.5      Form of Amended and Restated Stockholders Agreement among the Company, R. Philip Silver and
             D. Greg Horrigan.

     *5      Opinion of Pillsbury Winthrop LLP as to the legality of the common stock.

 **23.1      Consent of Ernst & Young LLP.

  *23.2      Consent of Pillsbury Winthrop LLP (included in Exhibit 5).

  ***24      Power of Attorney.


--------
*  To be filed by amendment.
** Filed herewith.

***Previously filed.


Item 17. Undertakings.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 15 or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes:

      (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
   Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

      (2) (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

      (ii) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

      (3) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities

   Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.


   The undersigned Registrant hereby also undertakes:



      (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;



      (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof, and



      (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on August 23, 2001.


                                          SILGAN HOLDINGS INC.

                                             /S/ R. PHILIP SILVER
                                          By __________________________________
                                             Chairman of the Board and
                                             Co-Chief Executive Officer





              Signature                                 Title                    Date
              ---------                                 -----                    ----
        /s/ R. PHILIP SILVER              Chairman of the Board and         August 23, 2001
-------------------------------------       Co-Chief Executive Officer
         (R. Philip Silver)                 (Principal Executive Officer)

                  *                       President, Co-Chief Executive     August 23, 2001
-------------------------------------       Officer and Director
         (D. Greg Horrigan)

                  *                       Director                          August 23, 2001
-------------------------------------
           (James S. Hoch)

                  *                       Director                          August 23, 2001
-------------------------------------
         (Leigh J. Abramson)

                  *                       Director                          August 23, 2001
-------------------------------------
         (Jeffrey C. Crowe)

                  *                       Director                          August 23, 2001
-------------------------------------
          (Thomas M. Begel)

                  *                       Executive Vice President, Chief   August 23, 2001
-------------------------------------       Financial Officer and Treasurer
        (Harley Rankin, Jr.)                (Principal Financial Officer)

                  *
-------------------------------------     Vice President and Controller
           (Nancy Merola)                   (Principal Accounting Officer)  August 23, 2001

*By: /s/ R. PHILIP SILVER
-------------------------------------
    (R. Philip Silver)
    (Attorney-in-fact)

                               INDEX TO EXHIBITS


Exhibit
Number                                                Description
------                                                -----------
   *1   Form of Underwriting Agreement among the Company, the Selling Stockholder and the Underwriters.

    4.1 Indenture, dated as of June 9, 1997, between the Company (as successor to Silgan Corporation) and
        The First National Bank of Chicago, as trustee, with respect to the 9% Debentures (incorporated by reference to Exhibit 4.1 filed with the Company's Current Report on Form 8-K, dated June 9, 1997,
        Commission File No. 000-22117).

    4.2 First Supplemental Indenture dated as of June 24, 1997 among the Company, Silgan Corporation and
        The First National Bank of Chicago, as Trustee, to the Indenture, dated as of June 9, 1997, between the
        Company (as successor to Silgan Corporation) and The First National Bank of Chicago, as trustee, with respect to the 9% Debentures (incorporated by reference to Exhibit 4.2 filed with the Company's
        Registration Statement on Form S-4, dated July 8, 1997, Registration No. 333-30881).

    4.3 Form of the Company's 9% Senior Subordinated Debentures due 2009 (incorporated by reference to
        Exhibit 4.10 filed with the Company's Registration Statement on Form S-4, dated July 8, 1997,
        Registration Statement No. 333-30881).

  **4.4 Form of Letter Agreement between the Company and The Morgan Stanley Leveraged Equity Fund II,
        L.P.

  **4.5 Form of Amended and Restated Stockholders Agreement among the Company, R. Philip Silver and
        D. Greg Horrigan.

   *5   Opinion of Pillsbury Winthrop LLP as to the legality of the common stock.

 **23.1 Consent of Ernst & Young LLP.

  *23.2 Consent of Pillsbury Winthrop LLP (included in Exhibit 5).

***24   Power of Attorney.


--------
*  To be filed by amendment.
** Filed herewith.

***Previously filed.